As filed with the Securities and Exchange Commission on May 21, 2004.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

POWERDSINE LTD.

(Exact Name of Registrant as Specified in Its charter)

State of Israel	3669	Not Applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

1 Hanagar Street
Neve Ne’eman Industrial Zone
Hod Hasharon, Israel 45421
(972-9) 775-5100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Richard Bauer
President
PowerDsine, Inc.
1865 New Highway, Suite 2
Farmingdale, New York 11735-1508
Tel: (631) 756-4680

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

James R. Tanenbaum, Esq.	Amir Halevy, Adv.	Joshua G. Kiernan, Esq.	Clifford M. J. Felig, Esq.
Anna T. Pinedo, Esq.	Gross, Kleinhendler, Hodak,	White & Case LLP	David S. Glatt, Esq.
Morrison & Foerster LLP	Halevy, Greenberg & Co.	7-11 Moorgate	Meitar Liquornik Geva &
1290 Avenue of the Americas	1 Azrieli Center	London EC2R 6HH England	Leshem Brandwein
New York, NY 10104	Tel Aviv 67021 Israel	Tel: (44-20) 7600-7300	16 Abba Hillel Silver Road
Tel: (212) 468-8000	Tel: (972-3) 607-4444		Ramat-Gan 52506 Israel
Tel: (972-3) 610-3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box. [   ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class Of	Amount To Be	Offering Price Per	Aggregate	Amount Of
Securities To Be Registered	Registered (1)	Ordinary Share (1)(2)	Offering Price (1)(2)	Registration Fee

Ordinary shares, par value NIS 0.01 per share	6,900,000 shares	$12.00	$82,800,000	$10,490.76

(1)	Includes 900,000 ordinary shares that the underwriters may purchase to cover over-allotments, if any.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 21, 2004

PROSPECTUS

6,000,000 Ordinary Shares

PowerDsine Ltd.

$          per share

We are selling 5,100,000 ordinary shares and the selling shareholders named in this prospectus are selling 900,000 ordinary shares. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. The selling shareholders have granted the underwriters an option to purchase up to 900,000 additional ordinary shares to cover over-allotments.

This is the initial public offering of our ordinary shares. We currently expect the initial public offering price to be between $11.00 and $13.00 per share. Our ordinary shares have been approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “PDSN.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to PowerDsine (before expenses)	$	$
Proceeds to selling shareholders (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                        , 2004.

Citigroup	Deutsche Bank Securities
CIBC World Markets	Piper Jaffray

               , 2004

Power-over-Ethernet Products

Integrated Products

PD64012

PD64008

PD65008

PD66000

PD65008-DIMM

PD66000-DIMM

PD67024M

PD67024S

PD-IM-7024

Midspan Products

8000 Midspan Family

High-Power Power-over-Ethernet

6000 Midspan Family

Power-over-Ethernet for a Wide Range of Applications

3000 Midspan Family

Low-Port Density Power-over-Ethernet

You should rely only on the information contained in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with different information. We and the selling shareholders are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

Until                         , 2004 (25 days after the commencement of this offering), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[This Page Intentionally Left Blank]

SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our audited consolidated financial statements and related notes included elsewhere in this prospectus. You should consider carefully, among other matters, the matters we discuss in “Risk Factors.”

PowerDsine Ltd.

Overview

We design, develop and supply integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks, or LANs. Our products provide the capability to transmit and manage electrical power over data network cables to power end-devices, such as voice-over-Internet protocol phones, or voice-over-IP phones, wireless LAN access points and advanced security devices that are connected to an Ethernet network. We are a pioneer in the development of Power-over-Ethernet technology and were instrumental in the development of the recently-adopted Institute of Electrical Electronics Engineers 802.3af industry standard for transmitting power over data network cables, also referred to as Ethernet cables. We believe adoption of this industry standard in June 2003 will facilitate the growth of the Power-over-Ethernet market.

Enterprises typically rely on separate power cabling to provide electricity to end-devices connected to Ethernet networks. Power-over-Ethernet technology permits end-devices to receive power over the same Ethernet cable that transmits data to these devices. When used in conjunction with a centralized uninterrupted power supply, Power-over-Ethernet permits continuous transmission of power, even during power failures or disruptions. Using Power-over-Ethernet, voice-over-IP phones, which typically have needed a separate power source, making them susceptible to power failures and other interruptions, can be as reliable as standard telephones. Power-over-Ethernet also improves network deployment by allowing flexibility in the placement of end-devices, such as wireless LAN access points and advanced security devices, where electrical outlets are not readily available. Power-over-Ethernet technology saves the time and cost associated with installing new, separate power cabling and standard electrical outlets for each end-device connected to the Ethernet network.

We implement our Power-over-Ethernet technology through our integrated products and our system solutions, which we refer to as our midspan products. Our integrated products, consisting of integrated circuits and modules, are embedded in LAN switches, the switches that our customers manufacture for use in local area networks, and provide these switches with built-in Power-over-Ethernet capabilities. Our midspan products are connected between a LAN switch and an end-device, and inject power into Ethernet networks in which the switches originally were not designed to deliver power over the Ethernet. We sell our integrated products to communications equipment manufacturers who incorporate them into their LAN switches. We sell our midspan products to distributors and to communications equipment manufacturers who in turn sell them with their own products. Our four largest customers for the year ended December 31, 2003, were 3COM Corporation, Avaya Inc., Nortel Networks Limited and Symbol Technologies, Inc. Our sales to these four customers accounted for 52.5% of our sales for the year ended December 31, 2003. In addition to Power-over-Ethernet products, we also sell telecommunications products, including telephone ring signal generators and remote power feeding modules for digital subscriber line systems.

We have incurred losses in each fiscal year since we were incorporated in 1994. As of March 31, 2004, we had an accumulated deficit of $48.5 million. In the quarters ended December 31, 2003 and March 31, 2004 we incurred net losses of $0.2 million and $0.06 million, respectively. These net losses were affected by stock-based compensation of $0.4 million and $0.6 million in the quarters ended December 31, 2003 and March 31, 2004, respectively. Excluding the effect of the stock-based compensation, we would have achieved operating profitability for each of the quarters ended December 31, 2003 and March 31, 2004. We cannot assure you that we will achieve operating profitability in future quarters.

The PowerDsine Solution

Our Power-over-Ethernet products provide the following benefits:

•	Intelligent device detection. Our Power-over-Ethernet products automatically detect whether end-devices connected to the Ethernet network can receive power over the Ethernet and deliver power only to enabled end-devices.

•	Support for existing LAN switches and end-devices. Our midspan products protect end users’ investment in existing end-devices and infrastructure by enabling end-users to introduce Power-over-Ethernet to their local area networks without replacing their existing switches and without requiring complex configurations.
•	Full interoperability and seamless data transmission. Our products comply with the Institute of Electrical Electronics Engineers 802.3af industry standard, which ensures interoperability with Power-over-Ethernet end-devices that comply with this standard, as well as with devices that incorporate Power-over-Ethernet technology that is not based on the industry standard.
•	Centralized power management. Our products can detect problems with end-devices and block the transmission of power to these problem devices, as well as enable end-users to shut down or reset end-devices remotely, simplifying the management of power to end-devices and increasing network reliability and security.
•	Power optimization technology. Our products incorporate our proprietary power management technology, which improves the distribution and delivery of power to LAN switch ports.
•	Efficient product design and integration. We work with our communications equipment manufacturing customers at a systems level, configuring our products to meet specific technical requirements of the customer’s switch.

Our Strategy

Our strategy is to continue leading the development of new power management solutions for communications network applications. We intend to accomplish this by:

•	Continuing to drive adoption of Power-over-Ethernet by offering our potential customers a variety of Power-over-Ethernet products.
•	Focusing on large markets, such as the LAN switch market, as well as on emerging applications for Power-over-Ethernet, including laptop computers, personal digital assistants, set-top cable boxes, and industrial and home automation control devices.
•	Pursuing opportunities in the end-device market by offering customers integrated Power-over-Ethernet products specifically for incorporation into end-devices.
•	Creating new, high volume opportunities by developing and offering new products that meet the Institute of Electrical Electronics Engineers 802.3af industry standard or new industry standards.
•	Working closely with customers at a systems level in order to design and develop power management solutions that they can integrate effectively into their products.
•	Applying our mixed signal design and systems-level expertise to expand and upgrade the capabilities of our existing products and develop new products.

Company Information

We were incorporated in the State of Israel in October 1994. Our principal executive offices are located at 1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421. Our phone number is (972-9) 775-5100. Our website address is www.powerdsine.com. The information on our website does not constitute part of this prospectus.

The name PowerDsine is a registered trademark in the United States, Israel and Japan and is registered as a community trademark in Europe.

THE OFFERING

Ordinary shares offered:

By PowerDsine	5,100,000 ordinary shares

By the selling shareholders	900,000 ordinary shares

Ordinary shares to be outstanding after this offering	18,012,251 ordinary shares

Use of proceeds	We intend to use the net proceeds of this offering for research and development activities and for expanding sales and marketing efforts. We intend to use the remainder of the proceeds for working capital and general corporate purposes. We also may use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders in this offering.

Proposed Nasdaq National Market symbol	PDSN

The number of ordinary shares referred to above to be outstanding after this offering, and, unless otherwise indicated the other information in this prospectus:

•	reflects the issuance of 11,229,401 ordinary shares to be issued upon the automatic conversion of all of our outstanding preferred shares upon the closing of this offering. This excludes up to a maximum of 1,230,141 ordinary shares to be issued at the closing of this offering upon the conversion of preferred shares to be issued upon the exercise of outstanding warrants held by certain of our shareholders; or 613,207 ordinary shares assuming the cashless exercise of all such warrants at an exercise price per share of $6.62. All the warrant holders have indicated to us their intention to exercise their warrants through cashless exercise;
•	reflects a 15-for-1 share split of our ordinary shares effected prior to the conversion of our preferred shares into ordinary shares, as a result of a share split and share dividend; and
•	assumes no exercise of the underwriters’ option to purchase from the selling shareholders up to 900,000 additional ordinary shares to cover over-allotments.

Unless otherwise indicated, all information in this prospectus excludes:

•	3,814,290 ordinary shares issuable upon the exercise of options outstanding as of April 30, 2004 under our share option plans and incentive share plan at a weighted average exercise price of $3.22 per share;
•	765,000 ordinary shares reserved for future issuance under our share option plans and incentive share plan; and
•	up to 1,230,141 ordinary shares to be issued at the closing of this offering upon conversion of preferred shares to be issued upon the exercise of outstanding warrants held by certain of our shareholders (or 613,207 ordinary shares assuming the cashless exercise of all such warrants).

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated financial data and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. Our summary consolidated financial data for the period ended March 31, 2004 is unaudited. Our audited and unaudited consolidated financial statements are prepared in U.S. dollars and in accordance with accounting principles generally accepted in the United States.

The number of shares used in calculating pro forma basic and diluted net loss per ordinary share gives effect to the automatic conversion of all of our outstanding preferred shares into 11,229,401 ordinary shares upon the closing of this offering, excluding up to 1,230,141 ordinary shares to be issued at the closing of this offering upon the conversion of preferred shares to be issued upon the exercise of outstanding warrants held by certain of our shareholders (or 613,207 ordinary shares assuming cashless exercise of all such warrants), as if all such shares had converted as of the date of original issuance. The pro forma as adjusted information gives effect to the automatic conversion of all of our preferred shares outstanding into 11,229,401 ordinary shares upon the closing of this offering, excluding up to 1,230,141 ordinary shares to be issued at the closing of this offering upon the conversion of preferred shares to be issued upon the exercise of outstanding warrants held by certain of our shareholders (or 613,207 ordinary shares assuming cashless exercise of all such warrants) and the receipt of net proceeds of $54.9 million from this offering at an assumed initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses, as if these events had occurred as of March 31, 2004.

						Three months ended
	Year ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of
Operations Data:
Sales	$ 4,827	$ 12,464	$19,623	$16,410	$ 25,104	$ 5,138	$ 8,124
Cost of sales	3,401	8,174	12,022	9,655	12,257	2,429	4,034

Gross profit	1,426	4,290	7,601	6,755	12,847	2,709	4,090
Operating expenses	6,920	16,450	21,880	13,639	13,488	3,117	3,549
Stock-based compensation	10	108	61	—	1,194	131	587

Total operating expenses	(6,930)	(16,558)	(21,941)	(13,639)	(14,682)	(3,248)	(4,136)

Loss from operations	(5,504)	(12,268)	(14,340)	(6,884)	(1,835)	(539)	(46)
Financial income (expenses), net	12	237	(210)	452	93	(5)	21
Taxes on income	—	—	(50)	(63)	(54)	(24)	(33)

Net loss	$ (5,492)	$ (12,031)	$(14,600)	$(6,495)	$ (1,796)	$(568)	$ (58)

Net loss per ordinary share, basic and diluted	$ (3.38)	$(7.27)	$(8.81)	$(3.91)	$ (1.08)	$ (0.34)	$ (0.03)

Weighted average shares used in computing net loss per ordinary share, basic and diluted(1)	1,622,625	1,655,325	1,656,450	1,659,825	1,660,030	1,659,825	1,677,839

Pro forma net loss per ordinary share, basic and diluted (unaudited)					(0.14)		—

Weighted average shares used in computing pro forma net loss per ordinary share, basic and diluted (unaudited)					12,889,431		12,907,240

	As of March 31, 2004

		Pro forma
	Actual	as adjusted

	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$ 15,931	$ 70,847
Working capital	17,386	72,302
Total assets	28,456	83,372
Total liabilities	9,529	9,529
Deferred stock-based compensation	(9,070)	(9,070)
Accumulated deficit	(48,537)	(48,537)
Shareholders’ equity	18,927	73,843

(1)	See Notes 1, 8I, and 9 of our audited consolidated financial statements for an explanation of the number of shares used in computing net loss per share and the methods used in such computation.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information in this prospectus before deciding to invest in our ordinary shares. Our business, financial condition or results of operations could be affected adversely by any of these risks. The trading price of our ordinary shares could decline due to any of these risks and you might lose all or part of your investment in our ordinary shares.

Risks Related to Our Business and Industry

We have a history of losses, may incur future losses and may not achieve profitability.

Since commencing our operations in 1994, we have incurred losses in each fiscal year. We reported net losses of approximately $14.6 million in 2001, $6.5 million in 2002 and $1.8 million in 2003. As of March 31, 2004, we had an accumulated deficit of $48.5 million. Our losses have resulted primarily from research and development expenses, selling and marketing expenses and general and administrative expenses. To succeed in our business, we must continue to invest in the sales and marketing of our existing Power-over-Ethernet products and research and development of new products. Therefore, we expect to continue to incur significant sales and marketing expenses, as well as research and development expenses. In addition, as a result of this offering, the vesting of an aggregate of 450,000 shares subject to options granted to our co-founders will accelerate. As a result, based on the assumed initial public offering price, we will record a $3.9 million stock-based compensation expense upon completion of this offering. For these reasons, we may incur future losses and may not achieve profitability.

Because most of our historical results are based on the sales of our telecommunications products, our historical financial data is of limited value in evaluating our future prospects as we increase our efforts to develop, market and sell our Power-over-Ethernet products.

Our business has evolved from a business focused on selling components for telecommunications applications to a business focused on selling Power-over-Ethernet products for data networking applications. In 2000, we derived substantially all of our sales from telecommunications products. During 2001, we began to derive significant sales from our Power-over-Ethernet products, but we still derived the majority of our sales from our telecommunications products. Beginning in 2002, we derived a majority of our sales from our Power-over-Ethernet products. We expect our Power-over-Ethernet products to provide substantially all of our future sales. As a result, our historical financial data is of limited value in evaluating our future prospects.

A small number of customers currently account for a majority of our sales, and the loss of one or more of these customers, or a significant decrease or delay in sales to any of these customers, could reduce our sales significantly.

To date, we have derived the majority of our sales from a small number of customers. For the year ended December 31, 2003, our four largest customers, 3COM, Avaya, Nortel, and Symbol, accounted for 52.5% of our sales. Our principal customers have changed, and we expect that they will continue to change, from year to year. To date, we have not experienced the loss of a principal customer. However, given our dependence on a small number of customers, the loss of one or more of our principal customers or the cancellation or deferral of even a small number of purchases of our products by one of these customers could cause our sales to decline materially if we are unable to increase our sales to alternative customers. A number of factors could cause customers to cancel or defer orders, including delays in manufacturing their own products into which our products are incorporated and interruptions to their operations due to fire, natural disasters or other events or a downturn in their industries. We also have not entered into purchase agreements with some of our largest customers, including Avaya, and instead sell our products to them solely on the basis of purchase orders. In addition, any purchase agreements that we do have with our customers, including those with 3COM, Nortel and Symbol do not contain minimum purchase commitments. As a result, these customers could cease purchasing our products with little or no notice to us or fail to pay all or part of an invoice, in each case often without a significant penalty. Our customers do not rely entirely or substantially on a single supplier and, as a result, they could reduce their purchases of our products and increase their purchases of competing products. If any of these customers significantly reduces or delays purchases from us or if we are required to sell products to them at reduced prices, our sales could be materially adversely affected.

Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely manner or within budgets.

We rely on single source suppliers for the microcontrollers and power supplies that we incorporate into our products. Although alternative suppliers exist, we estimate that it would take us at least three months to find alternative suppliers for our microcontrollers and power supplies and to modify our products to incorporate alternate microcontrollers and power supplies. We obtain our current Power-over-Ethernet integrated circuit, called the Ido chip, from Austria Mikro Systeme International AG and we are planning to obtain our second generation Power-over-Ethernet integrated circuit, called the Ron chip, from Motorola, Inc. We estimate it would take us at least twelve months to find a new supplier, qualify their process and modify our products to incorporate a new integrated circuit in place of the Ido chip and at least fourteen months to find a new supplier, qualify their process and modify our products to integrate a new integrated circuit in place of the Ron chip. In addition, we believe that there are only approximately five manufacturers with the capability to supply the Ron chip. To date, we have not experienced the loss of a single source supplier or any significant supply delay or interruption to our production. However, if we are unable to obtain components or integrated circuits from our current suppliers, we may not have sufficient inventory to continue manufacturing our products during the time required to find a new supplier, qualify their process and modify our products. In addition, we may not be able to integrate alternative components or integrated circuits, which may delay shipments, increase expenses and limit our ability to deliver products to our customers. Any inability to deliver products or any late deliveries could hurt our reputation severely and decrease our sales.

In addition, we may experience difficulties in the future in receiving shipments of less specialized components, such as resistors and capacitors, from one or more of our suppliers, especially during periods of high demand for our products. If we cannot obtain an adequate supply of the components and materials we require, or do not receive them in a timely manner, we and our customers might be required to identify and qualify new suppliers. The lead-time required to identify and qualify new suppliers could affect our ability to ship our products in a timely manner, cause our operating results to suffer and cause us to miss market opportunities.

We outsource the manufacturing of our products to a small number of manufacturing subcontractors with limited manufacturing capacity, and if we unexpectedly receive large orders, we may not be able to deliver our products to customers on time.

We outsource the manufacturing of our products to a small number of subcontractors. These functions are performed for us in Israel by A.L. Electronics Engineering and Manufacturing Services, Ltd. and Sanmina-SCI Systems Israel Ltd. and in the Philippines by Ionics Circuits, Inc. These subcontractors may have limited manufacturing capacity that may be inadequate if our customers place orders for unexpectedly large quantities of our products. In addition, because our subcontractors are located in Israel and the Philippines, they on occasion may feel the impact of potential economic or political instability in those regions. Although we believe that alternative manufacturing capacity for our products is available, if the operations of one or more of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfill large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. The process of qualifying a new subcontractor may require several months.

We expend significant resources on persuading customers to integrate our products into their product offerings and, even if a customer decides to integrate our products, it may not result in any orders for our products or there may be significant delays before any sales can be generated from this customer.

We market and sell our products to a limited number of large communications equipment manufacturers who incorporate them into, or bundle them with, their products. We invest many months of significant effort and expenditure from the time of our initial contact with a potential customer to the date on which the customer agrees to incorporate or embed our products into its systems. This is known as a “design win.” In addition, we may expend significant resources in persuading customers to integrate our products into their systems without success. Without achieving design wins, we will be unable to sell our products. If one of our competitors achieves a design win and a manufacturer embeds their integrated products into its products, it will be difficult for us to displace that competitor because changing suppliers involves significant cost, time, effort and risk. If a large switch manufacturer decides to integrate the products of one of our competitors, it could harm our future prospects. Even if a customer agrees to integrate our products into its systems, that customer itself must successfully market and sell its products to end-users before we can generate any sales. As a result, we may incur significant expenses without achieving a design win or generating any sales.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be harmed.

We face significant competition in the markets in which we participate. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Our current principal competitors include Linear Technology Corp., Maxim Integrated Products, Inc., Red Hawk, Inc. and Texas Instruments, Inc. Additionally, at least three other companies, Micrel Semiconductor, Inc., National Semiconductor, Inc., and SuperTex, Inc., may have developed competitive products. These products may have better performance, lower prices and broader acceptance than our products. Many of our current and potential competitors have significantly greater name recognition, larger customer bases, more established customer relationships and greater financial, technical, manufacturing, marketing and other resources than do we. We expect to compete with some of the companies listed above to sell our products to Cisco Systems, which in 2003 accounted for a majority of switch shipments globally, and is seeking to enable its Power-over-Ethernet switches to operate in compliance with the Institute of Electrical Electronics Engineers 802.3af industry standard. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products, benefit from greater economies of scale and reduce prices to increase market share.

If Power-over-Ethernet technology does not achieve widespread acceptance, our sales will be lower than expected, which will harm our financial condition and results of operations.

The success of our Power-over-Ethernet products depends on widespread adoption and acceptance of Power-over-Ethernet technology. We cannot guarantee that Power-over-Ethernet technology or our Power-over-Ethernet products will achieve widespread acceptance. The rate of adoption and acceptance may be affected adversely by perceived issues relating to quality and reliability, consumers’ reluctance to invest in new technologies, their inability to realize cost savings because they have already invested in existing power cabling, the extensive testing and complex circuitry required to implement Power-over-Ethernet, the amount of time that it will take for Power-over-Ethernet to displace power cabling as a method to power end-devices, and widespread acceptance of other technologies. If our Power-over-Ethernet integrated circuits do not achieve widespread acceptance, sales of our Power-over-Ethernet products would be lower than we expect which, in turn, would decrease our sales and harm our financial condition and results of operations.

If voice-over-Internet protocol telephones and, to a lesser extent, wireless LAN access points and advanced security devices do not achieve widespread acceptance, sales of our Power-over-Ethernet products will develop more slowly than we anticipate.

Our Power-over-Ethernet products provide power to a number of end-devices that receive data over Ethernet cables. We believe that the most significant application for Power-over-Ethernet products are switches and other communications networking equipment that enable delivery of voice communications over Ethernet cables to specifically designed voice-over-Internet protocol, or voice-over-IP, telephones. We also believe that another application for Power-over-Ethernet products is the delivery of power to access points that form a part of a wireless LAN and to other end-devices, such as advanced security devices, connected to the Ethernet network. Voice-over-IP, wireless LAN and advanced security technologies are relatively new and rapidly evolving. Our assessments as to the markets for our products are based, in part, on market projections prepared by third parties. These markets may not grow at the projected rates if the assumptions underlying this data turn out to be incorrect. Our ability to increase sales of our Power-over-Ethernet products in the future depends principally on the adoption and widespread use of voice-over-IP, and, to a lesser extent, wireless LAN and advanced security devices. The rate of adoption might be hindered by:

•	actual or perceived issues relating to poor data transmission quality and reliability;
•	the reluctance of end-users, primarily businesses and other enterprises who have invested substantial resources in their existing voice and data networks, to replace or expand their current networks with these new technologies;
•	regulatory hurdles that could slow the growth of the use of these technologies; and
•	the emergence of newer technologies.

If voice-over-IP, wireless LAN and advanced security devices do not achieve widespread acceptance or new products that utilize these technologies are not developed, our business, financial condition and results of operations could be harmed because our sales of Power-over-Ethernet products would be lower than expected.

If the current Institute of Electrical Electronics Engineers 802.3af industry standard for delivering power over Ethernet cables changes or is replaced by another standard, sales of our Power-over-Ethernet products may suffer.

Our Power-over-Ethernet technology and products are based on the recently-adopted Institute of Electrical Electronics Engineers 802.3af industry standard for delivery of Power-over-Ethernet. If the recently-adopted industry standard is repealed or amended or, if despite the existence of the Institute of Electrical Electronics Engineers 802.3af industry standard, an alternative industry standard achieves widespread acceptance among end-users, for example, due to its adoption by one of our competitors, sales of our Power-over-Ethernet products may suffer.

If we do not continue to introduce new products or address new applications for Power-over-Ethernet technology in a timely manner, our products will become obsolete, will not achieve broad market acceptance and our sales will suffer.

The communications equipment industry into which our products are sold is characterized by rapid technological change, frequent product introductions and improvements, evolving industry standards and changes in customer and end-user requirements. Power-over-Ethernet is a new technology and we will need to adapt our existing Power-over-Ethernet products in order to pursue new applications, such as laptop computers, personal digital assistants, set-top cable boxes, and industrial and home automation devices. In addition, these and other future applications for Power-over-Ethernet may require higher power than is currently delivered over the Ethernet. Delays in completing the development and introduction of products that address new applications and markets could cause our sales to decline and our operating loss to increase. Successful product design, development and introduction on a timely basis require that we:

•	design innovative and performance-enhancing features that differentiate our products from those of our competitors;
•	identify emerging technological trends in our target markets;
•	maintain effective sales and marketing strategies;
•	respond effectively to technological changes or product announcements by others; and
•	adjust to changing market conditions quickly and cost-effectively.

We need the technical expertise to implement the changes necessary to keep our technologies current, but we also must rely heavily on the judgment of our management to anticipate future market trends. If we are unable to predict industry changes in a timely manner, or if we are unable to modify our products on a timely basis to address new applications or enter into new markets, we might lose customers or market share. Development of new products generally requires a substantial investment before we can determine whether our products will be commercially viable and whether our customers will integrate our products into their own new products. The future success of our new products depends on broad acceptance by our customers. If we fail to adequately predict our customers’ needs and technological advances, we may invest heavily in research and development of products that do not lead to significant revenue, or we may fail to invest in technology necessary to meet our customers’ demands.

Volatility in the communications equipment industry may affect our sales and, as a result, we could experience reduced sales or operating results.

The communications equipment industry in which our customers operate historically has been volatile and is characterized by fluctuations in product supply and demand. From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, excess inventories and declines in general economic conditions. This volatility could cause our operating results to decline dramatically from one period to the next. For example, in 2002 and 2003, communications equipment industry sales were affected adversely by unfavorable global economic conditions and reduced capital spending by businesses. These adverse conditions resulted in a decrease in demand for communications equipment and as a result also decreased the demand for our products. If economic conditions in the United States and worldwide do not continue to improve or if they worsen from current levels, demand for our products may fail to develop and our sales may be materially adversely affected. In addition, if in periods of decreased demand we are unable to adjust our levels of manufacturing and human resources or manage our costs and deliveries from suppliers in response to lower spending by manufacturers, our gross margin might decline and we may experience operating losses.

We anticipate that our products will be subject to a general pattern of price decline, which could harm our business.

We expect that the average selling prices for our midspan and integrated products will decrease substantially over time as these products become standardized. Furthermore, we expect our competitors to invest in new manufacturing capacity and achieve significant manufacturing yield improvements in the future. These developments could increase dramatically the worldwide supply of competitive products and result in further downward pressure on prices. If we are unable to decrease per unit manufacturing costs at a rate equal to or faster than the rate at which selling prices continue to decline or if we are unable to introduce new products, our business, financial condition and results of operations will be seriously harmed.

Our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.

Our prospective customers generally must commit significant resources to test and evaluate our products in order to incorporate them into their products. Accordingly, our sales process is subject to delays associated with the approval process that may accompany the design and testing of new products. This approval process can last between three and six months or longer. This creates unpredictability regarding the time in which we will generate sales. As a result, orders that we expect in one quarter may be deferred to another because of the timing of customers’ purchasing decisions. Therefore, our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.

Additionally, our past operating history has shown that we realize a significant percentage of our quarterly sales toward the end of a quarter, often in the last weeks or days of the quarter. A delay in the completion of a sale past the end of a particular quarter could harm results for that quarter. Our results also may be affected by the timing of recognition of stock-based compensation expenses. Factors that could cause our sales and operating results to fluctuate from period to period include:

•	our product and customer sales mix;
•	customer demand for our products;
•	the timing and success of new product introductions and new technologies by our competitors and us;
•	a reduction in the price or the profitability of our products;
•	changes in the availability or the cost of components and materials;
•	our ability to bring new products into volume production efficiently; and
•	market conditions in the communications equipment industry and the economy as a whole.

We depend on third parties to warehouse our products, which could hinder our ability to satisfy customer demand on a timely basis.

We rely on independent warehouses to store our products after manufacturing and before shipping to customers. Any problems that result because of their errors, or because of unforeseen interruptions in their storage of our products, or damage to, or loss of, our products as a result of strikes, political instability, terrorism, natural disasters and accidents, could hinder our ability to satisfy customer demands on a timely basis, which, in turn, could seriously harm our business, financial condition and results of operations and ultimately impact our relationship with our customers.

We have experienced rapid growth, and if we cannot adequately manage our growth, our results of operations will suffer.

Over the last seven years, our business has grown rapidly with our annual sales increasing from $1.0 million in 1997 to $25.1 million in 2003. The number of our employees increased from 38 to 115 over the same period. This growth has strained our management, operational and financial resources. We expect to continue to grow, which is likely to place continued strain on our resources and will require us to incur additional expenses. We also anticipate incurring expenses related to our expansion before experiencing a commensurate increase in sales. Failure to manage our future growth effectively could result in increased costs and harm our financial results.

A loss of the services of Igal Rotem, our co-founder and Chief Executive Officer, or Ilan Atias, our co-founder and President, could materially adversely affect our business and results of operations.

We depend on the continued services of Igal Rotem, our co-founder and Chief Executive Officer, and Ilan Atias, our co-founder and President. Messrs. Rotem and Atias are required to serve military reserve duty in the Israel Defense Forces and could be called to active duty in the event of an armed conflict at any time. Any loss of the services of Mr. Rotem or Mr. Atias could result in a gap in senior management and the loss of technical expertise necessary for us to succeed, which could cause our sales to decline and impair our ability to meet our objectives.

If we are unable to hire, train and retain qualified research and development and sales and marketing personnel, we may be unable to develop new products or sell our existing or new products. This could cause our sales to decline and impair our ability to meet our development and sales objectives.

Our success depends in large part on the continued contributions of our research and development and sales and marketing personnel. If our business continues to grow, we will need to hire additional qualified research and development and sales and marketing personnel to succeed. Hiring, training and successfully integrating qualified personnel into our operations is a lengthy and expensive process. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. This is particularly true in Israel, where competition for qualified personnel is intense. Our failure to hire and retain qualified employees could cause our sales to decline and impair our ability to meet our research and development and sales objectives.

Undetected product defects may increase our costs and impair the market acceptance of our products and technology.

Our products may contain defects that were undetected when initially shipped. Our customers integrate our components, integrated circuits and modules into systems and products that they develop themselves or acquire from other vendors. As a result, when problems occur in equipment or in a system that incorporates our products or technology, it may be difficult to identify the exact cause of these problems. Regardless of the source of these defects, we must divert the attention of our engineering personnel from our research and development efforts to address the defects. We do not know whether, in the future, we will incur warranty costs, be subject to liability claims or litigation for damages related to product errors or experience delays as a result of these errors. If litigation were to arise, regardless of its outcome, it could result in substantial expenses to us, significantly divert the efforts of our technical and management personnel and disrupt or otherwise severely impact our relationships with current and potential customers. Although we maintain product liability insurance, the coverage limits of these policies may not provide sufficient protection against an asserted claim. In addition, if any of our products fails to meet specifications or has reliability, quality or compatibility problems, our reputation could be damaged significantly and customers might be reluctant to buy our products, which could result in a decline in sales, an increase in product returns or warranty costs, a loss of existing customers or the failure to attract new customers.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We currently own two U.S. patents relating to our Power-over-Ethernet technology and an additional three U.S. patents relating to our ring signal generators. We believe that our two issued U.S. patents relating to our Power-

over-Ethernet technology may cover technology described in the Institute of Electrical Electronics Engineers 802.3af industry standard. Because of our involvement in the standard-setting process, we may be required to license certain of our core technology, including the technology covered by these two patents, on a reasonable and non-discriminatory basis to a current or future competitor, to the extent required to carry out the Institute of Electrical Electronics Engineers 802.3af industry standard. In addition, because third parties have or may acquire patents covering technology that also is required to implement the Institute of Electrical Electronics Engineers 802.3af industry standard or under which we require rights to manufacture and sell our own products, we may need to cross-license our technology to those parties in order to obtain necessary rights. We are aware of at least three other companies with products similar to ours that deliver power over Ethernet cables and we also are aware of several patents that have been issued with respect to Power-over-Ethernet technology. It also is possible that other entities may have been issued patents or filed patent applications with respect to Power-over-Ethernet technology. As a result, we may not be able to prevent future competitors from entering the Power-over-Ethernet market on the basis of our two issued patents.

We have an additional five patent applications pending in the United States and additional patent applications pending in twelve other countries covering additional features of our Power-over-Ethernet technology. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or, that if patents are issued, the patents will be issued in a form that is advantageous to us. In the event that these patent applications are not issued, they will become publicly available and proprietary information disclosed in the application will become available to others. In addition, we do not know whether any issued patents will be upheld as valid, proven enforceable against alleged infringers or that they will prevent the development of competitive patents. Furthermore, our competitors may develop technology or design around any patents issued to us or our other intellectual property rights and could then offer services and develop, manufacture and sell products that compete directly with our services and products, which could decrease our sales and diminish our ability to compete.

We rely on a combination of patent and other intellectual property laws and confidentiality, non-disclosure and assignment of inventions agreements, as appropriate, with our employees, consultants and customers, to protect and otherwise seek to control access to, and distribution of, our proprietary information and trade secrets. These measures may not be adequate to protect our technology from third party infringement or misappropriation. Counterparties may breach these agreements and we may not have adequate remedies for any breach. In addition, our competitors may learn of our trade secrets through other methods. Furthermore, our products may be sold in countries that provide less protection to intellectual property than U.S. or Israeli laws or no protection at all. If any third parties infringe our proprietary rights, this infringement could materially adversely affect our competitive position.

We are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

Third parties may from time to time claim that our current or future products infringe their patent or other intellectual property rights. For example, in October 2001, a privately held company named ChriMar Systems, Inc. filed a lawsuit in the Federal District Court in the Eastern District of Michigan against us alleging that our products infringed their patent. The same company filed a lawsuit against Cisco Systems, Inc., alleging that Cisco products also infringed their patent. ChriMar Systems has not specified the amount of the monetary damages which it is seeking to obtain; however, ChriMar Systems states claims for punitive damages. The two lawsuits were determined by the court to be related and were brought before the same judge. The case against us has been stayed pending the resolution of the case against Cisco. In the case against Cisco, a Special Master appointed by the court held that the plaintiff’s patent was not valid. The court upheld the Special Master’s decision and, unless the plaintiff appeals this decision or litigates its other claims, the suit against us will be dismissed. If in this particular litigation or any other future lawsuit our technology is deemed to infringe any patent, or if we discover that we infringed third party patent claims, we could be required to license rights from third parties. In another instance, a third party notified us and several of our customers of a patent, which the third party alleges relates to technologies underlying the Institute of Electrical Electronics Engineers 802.3af industry standard. On March 31, 2004, we filed a claim for declaratory judgment of non-infringement and invalidity with respect to this patent in the United States District Court for the Southern District of New York. We anticipate that the patent holder will file counterclaims alleging that we infringe this patent. If a negotiated resolution cannot be reached, then we will have to expend resources to refute this claim, and, if the litigation terminates unfavorably, we might be subject to damages and/or be prevented from selling our products. Although it is common in our industry to cross-license intellectual property or collaborate with other companies in the industry, we may not be able to reach agreement with third parties regarding cross-licensing on terms that are favorable to us or at all. In the event we cannot obtain a license, we may be prevented from using some technology and expend significant resources in an attempt to develop non-infringing technology which may not be successful. This could result in our having to stop the sale of some of our products, increase the costs of selling some of our products, or damage our reputation. In addition, any future intellectual property litigation, regardless of its outcome, may be expensive, divert the efforts of our personnel, disrupt or damage relationships with our customers and could result in our owing third parties significant sums.

We sell our products in a number of countries throughout the world and we have subcontractors and suppliers in a number of locations, and therefore our results of operations could suffer if we are unable to manage our international operations effectively.

We are headquartered in Israel and have offices in the United Kingdom, Taiwan and the United States. One of our principal subcontractors is located in the Philippines. We generated substantially all of our sales in 2003 in North America, as well as in Europe and the Asia Pacific region. Part of our strategy is to expand our sales in existing foreign markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations subject us to many risks inherent in international business activities, including:

•	technology export license requirements;
•	trade restrictions;
•	imposition of or increases in tariffs;
•	changes in regulatory requirements and communications standards;
•	greater difficulty in safeguarding intellectual property;
•	difficulties in managing our overseas subsidiary and our international operations; and
•	difficulties managing our subcontractors, particularly in the Philippines.

We may encounter significant difficulties in connection with the sale and manufacture of our products in international markets as a result of one or more of these factors. These difficulties could decrease our sales or increase our costs or both.

Under current U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We have entered into non-competition agreements with all of our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current U.S. and Israeli law, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have recently required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

We may use a portion of the proceeds of this offering to make acquisitions. These acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

We may use a portion of the proceeds of this offering to acquire additional technical design capabilities or to acquire complementary businesses or technologies. We have not made any acquisitions to date and our management has not had any experience making acquisitions or integrating acquired businesses. Negotiating potential acquisitions or integrating newly acquired businesses, products or technologies into our business could divert our management’s attention from other business concerns and could be expensive and time consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets. In addition, we might lose key employees while integrating new organizations. Consequently, we might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated sales and cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or issuances of equity securities that cause dilution to our existing shareholders. Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

Risks Related to this Offering

There has been no prior trading market for our ordinary shares, the trading price of our ordinary shares is likely to be volatile and you may not be able to sell your shares at or above the public offering price for this offering.

Prior to this offering there has been no public market for our ordinary shares. We cannot predict the extent to which investor interest will lead to the development of an active trading market in our ordinary shares or whether that market will be sustained. The lack of a trading market may result in the loss of research coverage by securities analysts. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares. Additionally, the trading prices of the securities of technology companies have been highly volatile. Accordingly, the trading price of our ordinary shares is likely to be subject to wide fluctuations. Factors that could affect the trading price of our ordinary shares include:

•	the gain or loss of significant orders or customers;
•	variations in our operating results;
•	announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;
•	recruitment or departure of key personnel;
•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our ordinary shares; and
•	market conditions in our industry, the industries of our customers and the economy as a whole.

If our future quarterly or annual operating results are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is too low.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding ordinary shares. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of $7.90 per share, based on an assumed initial public offering price of $12.00 per share. This dilution is due in large part to earlier investors having generally paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing ordinary shares in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. In addition, the conversion of all of our convertible preferred shares and the exercise of outstanding options and warrants will, and future equity issuances may, result in further dilution to investors. In addition, as a result of this offering, the vesting of an aggregate of 450,000 shares subject to options granted to Igal Rotem, our co-founder and Chief Executive Officer, and Ilan Atias, our co-founder and President, will accelerate. These shares may be purchased at a weighted average exercise price of $3.33, and would be worth an aggregate of $5,400,000, based on an assumed initial public offering price of $12.00 per share. Upon completion of this offering, we will record a $3.9 million stock-based compensation expense, equal to the difference between the assumed initial public offering price of $12.00 per share and $3.33, multiplied by 450,000. As a result of this dilution, investors purchasing ordinary shares from us will have contributed 45.7% of the total amount of our total net funding to date but will only own

26.7% of our equity, without giving effect to any of the shares that the investors will purchase directly from the selling shareholders.

We are controlled by a small number of existing shareholders, who may make decisions with which you may disagree.

Our five largest shareholders, in the aggregate, assuming the cashless exercise of outstanding warrants held by certain of our shareholders, will beneficially own 47.8% of our outstanding ordinary shares following the completion of this offering, or 45.6% if the underwriters exercise their over-allotment option in full. The interests of these shareholders may differ from your interests. These shareholders, if acting together, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the election and removal of directors, the approval or rejection of mergers or other business combination transactions, the raising of future capital and the amendment of our articles of association which govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company.

We will have broad discretion in how we use the proceeds of this offering and we may not apply the proceeds to uses that will benefit shareholders.

We intend to invest approximately $20 million of the net proceeds of this offering in research and development activities, including by hiring personnel with technical design skills, creating additional Power-over-Ethernet products, developing new products in the area of power management delivery and control and/or acquiring additional technical design capabilities, and approximately $12 million in expanding sales and marketing efforts. We intend to use the remainder of the proceeds for working capital and general corporate purposes. We also may use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. Currently, we have not identified any specific technical design capabilities or complementary businesses to acquire nor do we have any current agreements or commitments with respect to any investment or acquisition. If we acquire additional technical design capabilities or complementary businesses, we could overpay or they could fail to enhance our operations. There is no specific allocation for a substantial portion of these funds, and our management has the right to use these funds as it may determine. In addition, our management may not be able to use the proceeds to continue the growth of our business or to use the funds in a manner with which all shareholders agree.

Future sales of our ordinary shares could reduce our stock price.

We have granted a number of our shareholders, who together own a total of 14,142,392 ordinary shares, registration rights with respect to their ordinary shares. Sales by shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future, could affect materially and adversely the market price of our ordinary shares. The ordinary shares we are offering for sale in this offering will be freely tradeable immediately following this offering. In addition, a substantial number of shares held by our current shareholders or issuable upon exercise of options will be eligible for sale in the public market after this offering, and could be sold pursuant to registration under the Securities Act or an exemption from registration. Our executive officers, directors and existing shareholders of approximately 96.8% of our outstanding capital stock have agreed not to sell their shares for a period of 180 days after the date of this prospectus. After the lock-up agreements expire, and assuming the cashless exercise of outstanding warrants held by certain of our shareholders, an aggregate of approximately 9,253,680 additional shares will be eligible for sale in the public market, subject in most cases to the limitations of either Rule 144 or Rule 701 under the Securities Act. In addition, under our agreement with investment entities affiliated with General Atlantic Partners, LLC, the General Atlantic entities are prohibited from offering, selling or disposing of any of our ordinary shares owned by them without our prior written consent for a period of 18 months following the earlier of July 31, 2004 and closing of this offering, subject to limited exceptions, such as transfers to affiliates who agree to be bound by this lock-up. As these restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law in relation to our non-passive income or our non-passive assets, respectively, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. Passive income includes amounts derived by the temporary investment of funds raised in this offering.

Based upon a projection of our income and assets, determined by reference to the expected market value of our shares when issued and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, and our intended use of the proceeds of this offering, we do not believe that we will be a passive foreign investment company for our current taxable year. However, because passive foreign investment company status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will have become a passive foreign investment company for the current taxable year until after the close of the year. Moreover, we must determine our passive foreign investment company status annually based on tests which are factual in nature, and we have not determined whether we will become a passive foreign investment company in the future. While we intend to manage our business so as to avoid passive foreign investment company status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid passive foreign investment company status or whether our business plans will change in a manner that affects our passive foreign investment company status determination. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a passive foreign investment company, we cannot assure that we will not be considered a passive foreign investment company for any taxable year. Characterization as a passive foreign investment company could result in adverse U.S. tax consequences to our shareholders.

U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a passive foreign investment company and related tax consequences, see “United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Risk Related to Our Operations in Israel

For more detailed information on operating in Israel, see “Conditions in Israel.”

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

Our principal executive offices and research and development facilities are located in Israel and a small portion of our sales are made to customers in Israel. In addition, two of our key subcontractors are located in Israel. Accordingly, political, economic and military conditions in Israel may affect directly our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Since October 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian representatives have effectively ceased. Ongoing and revived hostilities or other factors related to Israel could harm our operations and product development process and could decrease sales. Furthermore, several countries, principally those in the Middle East as well as Malaysia and Indonesia, still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit seriously our ability to sell our products in these countries.

Our operations may be disrupted by the obligations of our personnel to perform military service.

Many of our male employees in Israel, including members of senior management, are obligated to perform up to 36 days of military reserve duty annually until they reach age 54 and, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. A disruption could materially adversely affect our business.

All of our sales are generated in U.S. dollars or are linked to the U.S. dollar while a portion of our expenses are incurred in New Israeli Shekels; therefore, our results of operations would be affected adversely by any strengthening of the NIS against the U.S. dollar.

All of our sales are in U.S. dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and related expenses of our Israeli personnel, are in New Israeli Shekels, or NIS. We currently do not hedge our currency exposure through financial instruments. Accordingly, we are exposed to the risk of fluctuation of the NIS in relation to the U.S. dollar. We cannot predict any future trends in the exchange rate of the NIS against the U.S. dollar. Any strengthening of the NIS in relation to the U.S. dollar would increase the U.S. dollar cost of our operations and our U.S. dollar-measured results of operations would be affected adversely.

You may have difficulties enforcing a U.S. judgment against us, our executive officers and directors, the selling shareholders and some of the experts named in this prospectus or in asserting U.S. securities laws claims in Israel.

A significant portion of our assets and the assets of our directors and executive officers and some of the experts named in this prospectus are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. Federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. For more information regarding the enforceability of civil liabilities against us, our directors, our executive officers and the Israeli experts named in this prospectus, see “Enforceability of Civil Liabilities.”

The tax benefits available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Once we generate taxable income, we will be able to take advantage of tax exemptions and reductions resulting from the “approved enterprise” status of our facilities in Israel. To be eligible for these tax benefits, we must continue to meet conditions, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these tax benefits may increase our expenses in the future, thereby reducing our expected profits or increasing our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. See “Israeli Taxation — Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

Provisions of our articles of association and Israeli law may delay, prevent or make difficult an acquisition of PowerDsine, which could prevent a change of control and therefore depress the price of our shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain provisions that may make it more difficult to acquire our company, such as classified board provisions. Furthermore, Israel tax considerations may make potential transactions unappealing to us or to some of our shareholders. See “Management — Approval of Related Party Transactions under Israeli Law” and “Description of Share Capital — Anti-takeover Provisions; Mergers and Acquisitions” for additional discussion about some anti-takeover effects of Israeli law. These provisions of Israeli law may delay, prevent or make difficult an acquisition of PowerDsine, which could prevent a change of control and therefore depress the price of our shares.

FORWARD LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus, constitute forward looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward looking statements are subject to risks, uncertainties and assumptions about us. These statements include, but are not limited to, the following:

•	the growth of the Power-over-Ethernet market;
•	market acceptance of our Power-over-Ethernet products;
•	the adoption and acceptance of voice-over-IP telephony, wireless LAN technology and advanced security devices;
•	the acceptance of the Institute of Electrical Electronics Engineers 802.3af industry standard;
•	our ability to achieve design wins and have our Power-over-Ethernet integrated products incorporated into our customers’ products;
•	our ability to protect our intellectual property and avoid infringing upon others’ intellectual property; and
•	our estimates regarding future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of sales.

These statements are only predictions based on our current expectations and projections about future events. You should not place undue reliance on these statements. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors.” These and other factors may cause our actual results to differ materially from any forward looking statement. We undertake no obligation to update any of the forward looking statements after the date of this prospectus to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

The forward looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $54.9 million, at an assumed public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering costs. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders in this offering.

We intend to invest approximately $20 million of the net proceeds of this offering in research and development activities, including by hiring personnel with technical design skills, creating additional Power-over-Ethernet products, developing new products in the area of power management delivery and control and/or acquiring additional technical design capabilities, and approximately $12 million in expanding sales and marketing efforts. We intend to use the remainder of the proceeds for working capital and general corporate purposes. We also may use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. We have no current agreements or commitments with respect to any investment or acquisition, and we are not engaged in negotiations with respect to any investment or acquisition. Pending their ultimate use, we intend to invest the net proceeds to us from this offering in short-term, interest-bearing investment grade securities.

The amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future sales and cash generated by operations and the other factors we describe in “Risk Factors.” Therefore, we will have broad discretion in the way we use the net proceeds from this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends to our shareholders and currently we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any future earnings in developing and expanding our business.

The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits. See “Description of Share Capital — Dividend and Liquidation Rights.” In addition, the payment of dividends may be subject to Israeli withholding taxes. See “Israeli Taxation — Taxation of Non-Israeli Shareholders on Receipt of Dividends.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2004. Our capitalization is presented:

•	on an actual basis;
•	on a pro forma basis to give effect to the automatic conversion of all of our preferred shares outstanding into 11,229,401 ordinary shares upon the closing of this offering, excluding up to 1,230,141 ordinary shares to be issued at the closing of this offering upon the conversion of preferred shares to be issued upon the exercise of outstanding warrants held by certain of our shareholders (or 613,207 ordinary shares assuming cashless exercise of all such warrants); and
•	on a pro forma as adjusted basis to give effect to (1) the automatic conversion of all of our preferred shares outstanding into 11,229,401 ordinary shares upon the closing of this offering, excluding up to 1,230,141 ordinary shares to be issued at the closing of this offering upon the conversion of preferred shares to be issued upon the exercise of outstanding warrants held by certain of our shareholders (or 613,207 ordinary shares assuming cashless exercise of all such warrants) and (2) our receipt of the net proceeds from the sale of ordinary shares we are offering at an assumed initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses.

You should read this table in conjunction with our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of March 31, 2004

			Pro forma
	Actual	Pro forma	as adjusted

		(unaudited)
		(in thousands)
Cash and cash equivalents	$ 15,931	$ 15,931	$ 70,847

Shareholders’ equity:
Series “A-H” convertible preferred shares of NIS 0.01 par value 12,150,000 shares(1) authorized, actual and none authorized pro forma and pro forma as adjusted; 10,525,575 shares(2) issued and outstanding, actual; none issued and outstanding pro forma and pro forma as adjusted	17	—	—
Ordinary shares of NIS 0.01 par value actual, pro forma and pro forma as adjusted; 41,900,000 shares(1) authorized actual, pro forma as adjusted; 1,682,850 shares(2) issued and outstanding, actual; 12,912,251 issued and outstanding, pro forma; 18,012,251 issued and outstanding, pro forma as adjusted	4	116	127
Additional paid-in capital(3)	74,509	74,414	129,319
Warrants	2,004	2,004	2,004
Deferred stock-based compensation	(9,070)	(9,070)	(9,070)
Accumulated deficit(3)	(48,537)	(48,537)	(48,537)

Total shareholders’ equity	$ 18,927	$18,927	$73,843

Total capitalization	$ 34,858	$34,858	$144,690

(1)	Gives retroactive effect to a ten-for-one share split and an increase in our authorized share capital which occurred subsequent to March 31, 2004. See Note 10 to our consolidated financial statements.
(2)	Gives retroactive effect to a ten-for-one share split which occurred subsequent to March 31, 2004 and the issuance, subsequent to March 31, 2004, of 0.5 fully paid bonus shares, par value NIS 0.01 per share, for each ordinary share, par value NIS 0.01 per share, outstanding, which together have the effect of a fifteen-for-one share split. See Note 10 to our consolidated financial statements.
(3)	The pro forma as adjusted column excludes a stock-based compensation expense of $3.9 million associated with 450,000 options granted to our Chief Executive Officer and President, which will vest upon completion of this offering.

DILUTION

Our pro forma net tangible book value as of March 31, 2004 was $18.9 million, or $1.47 per share. Pro forma net tangible book value per share represents the amount of our total consolidated tangible assets less our total consolidated liabilities, divided by the pro forma number of ordinary shares outstanding after giving effect to the automatic conversion of all of our outstanding preferred shares into 11,229,401 ordinary shares upon the closing of this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our ordinary shares in this offering and the pro forma net tangible book value per share of our ordinary shares immediately after the completion of this offering.

Pro forma as adjusted net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the net tangible book value per share immediately after the completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of the 5,100,000 ordinary shares by us in this offering at an assumed initial public offering price of $12.00 per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value would have been $73.8 million, or approximately $4.10 per share. This represents an immediate increase in pro forma net tangible book value of $2.63 per share to existing shareholders and an immediate dilution of $7.90 per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$12.00
Historical net tangible book value per share as of March 31, 2004	$11.25
Pro forma decrease in net tangible book value per share attributable to conversion of convertible preferred shares	(9.78)

Pro forma net tangible book value per share before this offering	1.47
Pro forma increase per share attributable to new investors	$ 2.63

Pro forma as adjusted net tangible book value per share after this offering		$ 4.10

Pro forma dilution per share to new investors		$ 7.90

The following table presents, on a pro forma as adjusted basis, as of March 31, 2004 the differences between the number of ordinary shares purchased from us, the total consideration paid to us, and the average price per share paid by existing shareholders and by new investors:

	Ordinary Shares Purchased		Total Consideration

					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing shareholders	12,912,251	71.69%	$ 67,618,000	52.49%	$ 5.24
New investors	5,100,000	28.31	61,200,000	47.51	$12.00

Total	18,012,251	100.00%	$128,818,000	100.00%

If the underwriters exercise their over-allotment option in full, the percentage of ordinary shares held by existing shareholders will decrease to 68.3% of the total number of ordinary shares outstanding after this offering, and the number of ordinary shares held by new investors will increase to 6.0 million or 31.7% of the total number of ordinary shares outstanding after this offering.

The calculations above exclude:

•	3,814,290 ordinary shares issuable upon the exercise of options outstanding as of March 31, 2004 under our share option plans and incentive share plan at a weighted average exercise price of $3.22 per share; and
•	up to 1,230,141 ordinary shares to be issued at the closing of this offering upon conversion of preferred shares to be issued upon the exercise of outstanding warrants held by certain of our shareholders (or 613,207 ordinary shares assuming cashless exercise of all such warrants).

Assuming the exercise in full of all options and warrants exercisable as of March 31, 2004, the average price per share paid by our existing shareholders would be reduced by $0.15 per share to $5.09 per share.

Assuming the exercise in full of all options and warrants outstanding as of March 31, 2004, the average price per share paid by our existing shareholders would be reduced by $0.34 per share to $4.90 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2002 and 2003 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with accounting principles generally accepted in the United States and audited by Kesselman & Kesselman, independent certified public accountants in Israel, and a member of PricewaterhouseCoopers International Limited. Their report appears elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 and the selected consolidated statements of operations data for the years ended December 31, 1999 and 2000 have been derived from our audited consolidated financial statements which are not included in this prospectus. The selected consolidated balance sheet as of March 31, 2004 and the selected consolidated statements of operations data for the three months ended March 31, 2003 and 2004 have been prepared in accordance with accounting principles generally accepted in the United States.

						Three months ended
	Year ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Sales	$ 4,827	$ 12,464	$ 19,623	$ 16,410	$ 25,104	$ 5,138	$ 8,124
Cost of sales*	3,401	8,172	12,022	9,655	12,257	2,429	4,034

Gross profit	1,426	4,290	7,601	6,755	12,847	2,709	4,090
Operating expenses:
Research and development*	3,450	8,291	12,193	6,050	5,220	1,182	1,408
Selling and marketing*	2,009	5,211	6,482	5,173	6,138	1,446	1,691
General and administrative*	1,461	2,948	3,205	2,416	2,130	489	450
Stock-based compensation*	10	108	61	—	1,194	131	587

Total operating expenses	(6,930)	(16,558)	(21,941)	(13,639)	(14,682)	(3,248)	(4,136)

Loss from operations	(5,504)	(12,268)	(14,340)	(6,884)	(1,835)	(539)	(46)
Financial income (expenses), net	12	237	(210)	452	93	(5)	21
Taxes on income	—	—	(50)	(63)	(54)	(24)	(33)

Net loss	$ (5,492)	$ (12,031)	$ (14,600)	$ (6,495)	$(1,796)	$ (568)	$(58)

Net loss per ordinary share, basic and diluted	$ (3.38)	$ (7.27)	$ (8.81)	$ (3.91)	$(1.08)	$ (0.34)	$(0.03)

Weighted average shares used in computing net loss per ordinary share, basic(1) and diluted	1,622,625	1,655,325	1,656,450	1,659,825	1,660,030	1,659,825	1,677,839

Pro forma net loss per ordinary share, basic and diluted (unaudited)					(0.14)		—

Weighted average shares used in computing pro forma net loss per ordinary share, basic and diluted (unaudited)					12,889,431		12,907,240

*Stock-based compensation consists of: Cost of sales	$ —	$ 2	$ 5	$ —	$ 59	$ 12	$ 35
Research and development	—	38	17	—	296	51	165
Selling and marketing	1	61	35	—	219	37	116
General and administrative	9	7	4	—	620	31	271

	$ 10	$ 108	$ 61	$ —	$ 1,194	$ 131	$ 587

					As of
	As of December 31,				March 31,

	1999	2000	2001	2002	2003	2004

			(in thousands)			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$ 567	$ 1,150	$ 5,094	$ 14,086	$ 15,044	$ 15,931
Working capital (deficit)	(360)	9,958	4,189	17,322	16,863	17,386
Total assets	5,122	17,499	16,048	24,759	25,405	28,456
Long-term liabilities	482	872	1,011	1,125	1,479	1,639
Total liabilities	5,024	5,546	9,611	5,814	7,029	9,529
Deferred stock-based compensation	(175)	(165)	(41)	—	(9,661)	(9,070)
Accumulated deficit	(13,557)	(25,588)	(40,188)	(46,683)	(48,479)	(48,537)
Shareholders’ equity	98	11,953	6,437	18,945	18,376	18,927

(1)	See Notes 1, 8I, and 9 of our audited consolidated financial statements for an explanation of the number of shares used in computing net loss per share and the methods used in such computation.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward looking statements that involve risks, uncertainties and assumptions. The forward looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended. Our financial condition and results of operations may change as a result of many factors, including those we discuss in “Risk Factors” and elsewhere in this prospectus.

Overview

We design, develop and supply integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks. Our products provide the capability to transmit and manage electrical power over data network cables to power end-devices, such as voice-over-IP phones, wireless LAN access points and advanced security devices that are connected to a data network that uses Ethernet protocol.

We implement our Power-over-Ethernet technology through our integrated products and our system solutions, which we refer to as our midspan products. Our integrated products, consisting of integrated circuits and modules, are embedded in LAN switches that our customers manufacture for use in local area networks and provide these switches with built-in Power-over-Ethernet capabilities. Our midspan products are connected between a LAN switch and an end-device, and inject power into Ethernet networks in which the switches originally were not designed to deliver power over the Ethernet.

In addition to Power-over-Ethernet products, we also sell telecommunications products, including telephone ring signal generators, used to generate incoming call signals for telephones, fax machines, and other devices, and remote power feeding modules for digital subscriber line systems to enhance delivery of power over these systems.

We were incorporated in the State of Israel in October 1994. We developed our Power-over-Ethernet technology in 1998 and were instrumental in the development of the recently-adopted Institute of Electrical Electronics Engineers 802.3af industry standard for delivery of power over Ethernet cables.

Trend Information

Over the last three years, our business has evolved from a business focused on selling components for telecommunications applications to a business focused on selling Power-over-Ethernet products for data networking applications. During the year ended December 31, 2000, we derived substantially all of our sales from telecommunications products. As set forth in the table below, since 2000 we have derived increasing sales from our Power-over-Ethernet products.

	Percent of Sales

	Year ended December 31,			Three months
				ended March
Product Type	2001	2002	2003	31, 2004

Telecommunications	54.9%	17.1%	10.4%	9.2%
Power-over-Ethernet	45.1%	82.9%	89.6%	90.8%

We believe approval in June 2003 of the Institute of Electrical Electronics Engineers 802.3af industry standard for transmitting power over Ethernet cables will facilitate the growth of the Power-over-Ethernet market. Additionally, we believe that more widespread acceptance of voice-over-IP and wireless LAN and an increase in capital expenditures by businesses on their communications infrastructures generally will generate increased demand for our Power-over-Ethernet products and result in increased sales. We cannot quantify the expected increase in sales of our products that may be attributed to more widespread acceptance of voice-over-IP, more widespread acceptance of wireless LAN, or to an increase in capital expenditures on communications infrastructure, nor can we anticipate which of these various trends will have the most significant effect on our sales.

Over the past three years, our gross margins have improved significantly. This improvement resulted in part from shifting the majority of our production to Asia, which lowered our manufacturing costs. We began shifting production of our telecommunications products to Asia in the second half of 2001 and production of our Power-over-Ethernet products in the fourth quarter of 2002. During 2003, a significant portion of our products were manufactured in Asia. In addition, we achieved a higher volume of production as a result of higher sales, which enabled us to negotiate better prices and terms from our suppliers, thereby reducing our cost of sales and increasing our gross margins. We believe that our gross margins will continue to improve if we successfully control manufacturing costs and maintain our level of sales.

Sales

We derived the substantial majority of our sales for the years ended December 31, 2002 and 2003, and for the three months ended March 31, 2004, from our Power-over-Ethernet products. We sell our midspan and integrated products to original equipment manufacturers and original design manufacturers. We also sell our midspan products directly to distributors. We expect that the average selling prices for our midspan and integrated products will decrease substantially over time as these products are mass produced and become standardized.

We recognize revenues from sales of products when:

•	an arrangement, usually in the form of a purchase order, exists,
•	delivery has occurred,
•	title has passed to our customer,
•	the price to our customers is fixed or determinable, and
•	collectibility is reasonably assured.

We recognize revenues from sales to distributors when the products are sold to the distributors’ customers.

The following table provides information regarding the breakdown of our sales by geographical region for the year ended December 31, 2003 and the three months ended March 31, 2004:

	Percent of Sales

	Year ended	Three months
	December	ended March
Region	31, 2003	31, 2004

North America	61.4%	59.0%
Europe (including Israel)	29.1	21.3
Asia-Pacific	9.5	19.7

Total	100.0%	100.0%

Our principal customers have changed, and we expect that they will continue to change, from year to year. For the year ended December 31, 2003, our four largest customers, 3COM, Avaya, Nortel and Symbol, accounted for 52.5% of our sales and for the three months ended March 31, 2004, our four largest customers, Avaya, Nortel, Mitel Networks Corporation and Symbol, accounted for 45.1% of our sales. We expect that a small number of customers will continue to account for a large percentage of our sales each year.

Cost of Sales

Our cost of sales consists primarily of costs for the manufacture and assembly of our products by our subcontractors. These manufacturing costs consist primarily of materials and components used by our subcontractors. We purchase our products from subcontractors on a fixed price basis. Nonetheless, prices can change from time to time based on the demand and availability of the raw materials and components required for our products. In addition, cost of sales includes salaries and other personnel-related expenses. We expect our cost of sales to decline if we are able to maintain or increase our current volume of production and continue shifting production to Asia.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and other personnel-related expenses, payments to outside research and development contractors and materials used and other overhead expenses incurred in connection with the design and development of our products. We expense all research and development costs as incurred. We expect research and development expenses to increase in the future as we continue to develop new products and enhance our existing products.

Our research and development expenses as a percentage of sales have steadily decreased during the past two years. Research and development expenses as a percentage of total sales were 17.3% for the three months ended March 31, 2004 and 20.8% for the year ended December 31, 2003 compared to 36.9% for the year ended December 31, 2002 and 62.1% for the year ended December 31, 2001. This decrease was caused by a combination of:

•	increased sales,
•	reduction of our telecommunications research and development staff, the full impact of which was felt in 2002, and
•	across-the-board decreases in salaries for our remaining employees.

We expect that our research and development expenses as a percentage of sales will stabilize or decline, although our actual research and development expenses may increase.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries, commissions and other personnel-related expenses for those engaged in the sales, marketing and support of our products. In addition, our selling and marketing expenses consist of trade show expenses, and promotional and public relations expenses. We expect selling and marketing expenses to increase in the future as we continue to expand our sales and marketing efforts.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. We expect that general and administrative expenses will increase in the future as we incur additional costs related to the growth of our business, as well as the costs associated with our becoming a public company, including the costs of annual and periodic reporting and investor relations programs.

Stock-based Compensation

We have granted to our employees and directors options to purchase our ordinary shares at exercise prices equal to the fair market value of the underlying shares, as determined by our board of directors, on the option grant date. For financial accounting purposes, we have applied hindsight within each year to arrive at deemed values for the shares underlying our options. We record the difference between the exercise price of an option awarded to an employee or director and the deemed value of the underlying shares on the option grant date as deferred stock-based compensation. The determination of the deemed value of shares underlying options is discussed in detail below in “Critical Accounting Policies and Estimates—Employee Share Options.” We recognize stock-based compensation expense as we amortize the deferred stock-based compensation amounts using the straight line method over the related vesting periods, generally four or five years. In addition, we have awarded options to non-employees to purchase our ordinary shares. Stock-based compensation related to non-employees is measured on a fair-value basis using the Black-Scholes valuation model as the options are earned.

Financial Income (Expenses), Net

Financial income (expenses), net consists primarily of interest earned on bank deposits, gains or losses from the changes in the U.S. dollar value of balance sheet items denominated in non-U.S. dollar currencies, net of commissions, banking fees and charges related to short-term bank loans. Our bank deposits consist of proceeds from the issuance and sale of our preferred shares and product sales. We hold these bank account deposits in U.S. dollars.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to uncollectible receivables, inventories, income taxes, financial income, warranty obligations, excess component and order cancellation costs, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our audited consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 101A and 101B. Staff Accounting Bulletin No. 101 requires that four basic criteria be met before revenue can be recognized:

(1)	persuasive evidence of an arrangement exists;
(2)	delivery has occurred and title has passed to our customer;
(3)	the fee is fixed and determinable; and
(4)	collectibility is reasonably assured.

In the majority of our agreements with distributors, distributors are entitled to return our products held by such distributors on the date of termination by either party to the agreement. In such terminable agreements, the sales price is neither fixed nor determinable until this cancellation privilege lapses. Therefore, we defer recognition of sales to distributors and the related cost of sales until the product is delivered to the distributors’ customers. We determine criteria (3) and (4) above based on management’s judgment regarding the fixed nature of the fee charged for products delivered and the collectibility of those fees. If management determines these criteria are not met for certain future transactions due to changes in conditions, we may be required to defer recognition of revenue to a subsequent period.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While our credit losses historically have been within our expectations and the allowances we have established, we might not continue to experience the same credit loss rates that we have in the past. Our accounts receivable are concentrated in a relatively few number of customers. Therefore, a significant change in the liquidity or financial position of any one customer could make it more difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts.

Warranty Reserve

We provide for the estimated cost of product warranties at the time we recognize sales. Our reserves to date have not been material. We continuously monitor product returns and maintain a reserve for the related expenses based upon our historical experience and any specifically identified product failures. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Inventory Valuation

Inventories are stated at the lower of cost or market, cost being determined on a weighted average basis for raw materials and on the basis of production costs for furnished goods. We assess quarterly the value of our inventory and determine whether we need to record an inventory reserve. Currently, we do not have an inventory reserve. We also assess for obsolescence our unmarketable inventories based upon assumptions about future demand and market conditions.

Employee Share Options

We have adopted Standards of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), but in accordance with SFAS 123, we have elected not to apply fair value-based accounting for our employee stock option plans. Instead, we measure compensation expense for our employee stock option plans using the intrinsic value method prescribed by Accounting Principles Board Option 25, Accounting for Stock Issued to Employees, and related interpretations. We record deferred stock-based compensation to the extent the deemed fair value of our ordinary shares for financial accounting purposes exceeds the exercise price of stock options granted to employees on the date of grant, and amortize these amounts to expense using the accelerated method over the vesting schedule of the options, generally four years. The deemed fair value of our ordinary shares is determined by our board of directors. Because there has been no public market for our shares, the board of directors determined the deemed fair value of our ordinary shares by considering a number of factors, including, but not limited to,

•	our operating performance,
•	significant events in our history,
•	issuances of our convertible preferred stock,
•	trends in the broad market for technology stocks, and
•	the expected valuation we would obtain in an initial public offering.

To date, we have recorded deferred stock-based compensation of $10.9 million for the year ended December 31, 2003. Deferred stock-based compensation was immaterial for the year ended December 31, 2001 and none for the year ended December 31, 2002. As a result of this offering, the vesting of an aggregate of 450,000 ordinary shares subject to options granted to Igal Rotem and Ilan Atias will accelerate. Based on the assumed initial public offering price, we will record a $3.9 million stock-based compensation expense upon completion of this offering. Had different assumptions or criteria been used to determine the deemed fair value of the stock options, materially different amounts of stock-based compensation expenses could have been reported.

As required by SFAS 123, as modified by SFAS 148, Accounting for Stock Based Compensation — Transition and Disclosure — an Amendment of Financial Accounting Standards Board (“FASB”) Statement No. 123, we provide pro forma disclosure of the effect of using the fair value-based method of measuring stock-based compensation expense. For purposes of the pro forma disclosure, we estimate the fair value of stock options issued to employees using the Black-Scholes option valuation model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected life of options and our expected stock price volatility. Therefore, the estimated fair value of our employee stock options could vary significantly as a result of changes in the assumptions used. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

Functional Currency

The currency of the primary economic environment in which we and our subsidiary operate is the U.S. dollar. Substantially all of our sales are derived in U.S. dollars or in other currencies linked to the U.S. dollar. Purchases of substantially all of our materials and components are carried out in U.S. dollars or are linked to the U.S. dollar. As a result, we have determined that our functional currency is the U.S. dollar.

Monetary balances in non-U.S. dollar currencies are translated into U.S. dollars using current exchange rates. Non-monetary balances in non-U.S. dollar currencies are translated into U.S. dollars using historic exchange rates. For non-U.S. dollar transactions reflected in our statements of operations, we use the exchange rates as of the transaction dates. Depreciation, amortization and changes in inventories and other changes deriving from non-monetary items are based on historical exchange rates. We record the resulting translation gains or losses as financial income or expenses, as appropriate.

Results of Operations

The following table sets forth, for the periods indicated, our consolidated statement of operations expressed as a percentage of total sales:

				Three months ended
	Year ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	61.3	58.8	48.8	47.3	49.7

Gross profit	38.7	41.2	51.2	52.7	50.3
Operating expenses:
Research and development	62.1	36.9	20.8	23.0	17.3
Selling and marketing	33.0	31.5	24.5	28.1	20.8
General and administrative	16.3	14.7	8.5	9.5	5.5
Stock-based compensation	0.4	—	4.8	2.5	7.2

Total operating expenses	111.8	83.1	58.6	63.7	50.8

Loss from operations	(73.1)	(42.0)	(7.4)	(10.4)	(0.5)
Financial income (expenses), net	(1.1)	2.8	0.4	(0.1)	0.2
Taxes on income	(0.3)	(0.4)	(0.2)	(0.5)	(0.4)

Net loss	(74.4)%	(39.6)%	(7.2)%	(11.0)%	(0.7)%

Comparison of the Three Months Ended March 31, 2003 and 2004

Sales. Sales increased to $8.1 million for the three months ended March 31, 2004 from $5.1 million for the three months ended March 31, 2003, representing an increase of $3.0 million, or 58.1%. This increase was due to an increase in sales of our Power-over-Ethernet products, resulting from our increased focus on Power-over-Ethernet products and the continued development of the Power-over-Ethernet market. Our customer and product mix remained constant for the three month period ended March 31, 2004.

Cost of Sales. Cost of sales increased to $4.0 million for the three months ended March 31, 2004 from $2.4 million for the three months ended March 31, 2003, representing an increase of $1.6 million, or 66.1%. This increase resulted from our increase in sales. Cost of sales as a percentage of sales was 49.7% for the three months ended March 31, 2004, compared to 47.3% for the three months ended March 31, 2003. Cost of sales as a percentage of sales increased as a result of an increase in the cost of some of our components. This increase was partially offset by the overall cost reduction that we achieved by shifting more of our production to Asia.

Research and Development Expenses. Research and development expenses increased to $1.4 million for the three months ended March 31, 2004 from $1.2 million for the three months ended March 31, 2003, representing an increase of $0.2 million, or 19.1%. Most of this increase resulted from an increase in labor costs, primarily caused by the hiring of more engineers to support our continued research and development effort. Research and development expenses as a percentage of total sales were 17.3% for the three months ended March 31, 2004 compared to 23.0% for the three months ended March 31, 2003.

Selling and Marketing Expenses. Selling and marketing expenses increased to $1.7 million for the three months ended March 31, 2004 from $1.4 million for the three months ended March 31, 2003, representing an increase of $0.3 million, or 16.9%. The majority of the increase was due to hiring additional sales and marketing personnel to support the increased demand for our Power-over-Ethernet products and an increase in travel expenses and incentive payments related to our sales efforts. Our selling and marketing expenses as a percentage of total sales were 20.8% for the three months ended March 31, 2004 compared to 28.1% for the three months ended March 31, 2003. The decrease in selling and marketing expenses as a percentage of sales was due to an increase in sales.

General and Administrative Expenses. General and administrative expenses decreased to $0.45 million for the three months ended March 31, 2004 from $0.49 million for the three months ended March 31, 2003, representing a decrease of $0.04 million, or 8.0%. This decrease was due to a decrease in legal and consulting expenses. General and administrative expenses as a percentage of total sales were 5.5% for the three months ended March 31, 2004 compared to 9.5% for the three months ended March 31, 2003.

Stock-based Compensation. Stock-based compensation for the three months ended March 31, 2004 was $0.6 million compared to $0.1 million for the three months ended March 31, 2003. The increase resulted from the differences between the exercise prices and the deemed values of the underlying ordinary shares on the option grant dates.

Financial Income (Expenses), Net. Financial income, net, increased to $0.021 for the three months ended March 31, 2004 from financial expenses, net of $0.005 million for the three months ended March 31, 2003. The increase was due to an increase in cash balance of the company and a more favorable exchange rate for the U.S. Dollar compared to the NIS.

Comparison of the Years Ended December 31, 2002 and 2003

Sales. Sales increased to $25.1 million for the year ended December 31, 2003 from $16.4 million for the year ended December 31, 2002, representing an increase of $8.7 million, or 53.0%. This increase was due to an increase in sales of our Power-over-Ethernet products, resulting from our increased focus on Power-over-Ethernet products generally and the continued development of the Power-over-Ethernet market. This increase was offset partially by a decrease in sales of our telecommunications products, which resulted from a continued downturn in the communications equipment industry.

Cost of Sales. Cost of sales increased to $12.3 million for the year ended December 31, 2003 from $9.7 million for the year ended December 31, 2002, representing an increase of $2.6 million, or 26.9%. This increase resulted from higher sales for the year ended December 31, 2003. Cost of sales as a percentage of sales was 48.8% for the year ended December 31, 2003, compared to 58.8% for the year ended December 31, 2002. Cost of sales as a percentage of sales decreased primarily as a result of shifting our production to Asia. We began shifting production of our telecommunications products to Asia in the second half of 2001 and production of our Power-over-Ethernet products in the fourth quarter of 2002. During 2003, a significant portion of our products were manufactured in Asia, which resulted in lower manufacturing costs. In addition, we achieved a higher volume of production as a result of higher sales, which enabled us to negotiate better prices and terms from our suppliers.

Research and Development Expenses. Research and development expenses decreased to $5.2 million for the year ended December 31, 2003 from $6.1 million for the year ended December 31, 2002, representing a decrease of $0.8 million, or 13.7%. Substantially all of the decrease resulted from a reduction in payments to outside research and development contractors upon completion of outsourced research and development projects. Research and development expenses as a percentage of total sales were 20.8% for the year ended December 31, 2003 compared to 36.9% for the year ended December 31, 2002.

Selling and Marketing Expenses. Selling and marketing expenses increased to $6.1 million for the year ended December 31, 2003 from $5.2 million for the year ended December 31, 2002, representing an increase of $1.0 million, or 18.7%. The majority of the increase was due to the hiring of additional sales and marketing personnel in order to expand our selling and marketing efforts. Our selling and marketing expenses as a percentage of total sales were 24.5% for the year ended December 31, 2003 compared to 31.5% for the year ended December 31, 2002. The decrease in selling and marketing expenses as a percentage of sales was due to higher total sales for the year ended December 31, 2003 and our sales in 2003 increasing at a faster pace than our expenses.

General and Administrative Expenses. General and administrative expenses decreased to $2.1 million for the year ended December 31, 2003 from $2.4 million for the year ended December 31, 2002, representing a decrease of $0.3 million, or 11.8%. This decrease was due to a decrease in legal and consulting fees in 2003 compared to 2002 because we retained in-house counsel to perform many services for which we previously had retained outside legal counsel. General and administrative expenses as a percentage of total sales were 8.5% for the year ended December 31, 2003 compared to 14.7% for the year ended December 31, 2002.

Stock-based Compensation. Stock-based compensation for the year ended December 31, 2003 was $1.2 million compared to none for the year ended December 31, 2002. The increase was primarily driven by the differences between the exercise prices and the deemed values of the underlying ordinary shares on the option grant dates.

Financial Income (Expenses), Net. Financial income, net, decreased to $0.1 million for the year ended December 31, 2003 from $0.5 million for the year ended December 31, 2002. The decline was due to a sharp decline in interest rates paid on cash deposits and the decline in the U.S. dollar-NIS exchange rate, which resulted in a loss from the reduction in U.S. dollar value of our NIS-denominated cash balances.

Comparison of the Years Ended December 31, 2001 and 2002

Sales. Sales decreased to $16.4 million for the year ended December 31, 2002 from $19.6 million for the year ended December 31, 2001, representing a decrease of $3.2 million, or 16.4%. This decrease was a result of a decrease in sales of our telecommunications products, which principally resulted from a sharp downturn in capital spending by telecommunications service providers. The decrease in sales of our telecommunications products from $10.8 million for the year ended December 31, 2001 to $2.5 million for the year ended December 31, 2002 was offset partially by an increase in sales of Power-over-Ethernet products from $8.9 million for the year ended December 31, 2001 to $13.9 million for the year ended December 31, 2002.

Cost of Sales. Cost of sales decreased to $9.7 million for the year ended December 31, 2002 from $12.0 million for the year ended December 31, 2001, representing a decrease of $2.4 million, or 19.7%. This decrease was the result of lower sales for the year ended December 31, 2002. Cost of sales as a percentage of sales decreased to 58.8% for the year ended December 31, 2002 from 61.3% for the year ended December 31, 2001. This decrease partially was a result of lower actual costs due to a shift in production to Asia. We began shifting production of our telecommunications products to Asia in the second half of 2001 and production of our Power-over-Ethernet products in the fourth quarter of 2002. In addition, the decrease in cost of sales as a percentage of sales resulted from our use of subcontractors, which we began in the year ended December 31, 2001 and completed in 2002.

Research and Development Expenses. Research and development expenses decreased to $6.1 million for the year ended December 31, 2002 from $12.2 million for the year ended December 31, 2001, representing a decrease of $6.2 million, or 50.5%. Research and development expenses as a percentage of total sales were 36.9% for the year ended December 31, 2002 and 62.2% for the year ended December 31, 2001. The decrease in research and development expenses related to across-the-board decreases in salaries as well as reductions of our telecommunications research and development staff during the year ended December 31, 2001, the full benefit of which was realized in 2002.

Selling and Marketing Expenses. Selling and marketing expenses decreased to $5.2 million for the year ended December 31, 2002 from $6.5 million for the year ended December 31, 2001, representing a decrease of $1.3 million, or 20.6%. This decrease in selling and marketing expenses was related to a shift from telecommunications products to Power-over-Ethernet products. Our telecommunications products were sold principally by sales representatives who received commissions from us based on product sales. As we shifted our focus to Power-over-Ethernet, the sales commissions declined. Selling and marketing expenses as a percentage of total sales were 31.5% for the year ended December 31, 2002 and 33.2% for the year ended December 31, 2001.

General and Administrative Expenses. General and administrative expenses decreased to $2.4 million for the year ended December 31, 2002 from $3.2 million for the year ended December 31, 2001, representing a decrease of $0.8 million, or 24.7%. This decrease resulted from reductions of our general and administrative staff as well as across-the-board decreases in salaries, partially offset by increases in legal and other consulting fees. General and administrative expenses as a percentage of total sales were 14.7% for the year ended December 31, 2002 and 16.4% for the year ended December 31, 2001.

Stock-based Compensation. Stock-based compensation for the year ended December 31, 2002 was none as compared to $0.1 million for the year ended December 31, 2001. The decrease was primarily driven by the fact that there were no differences between the exercise prices and the deemed values of the underlying ordinary shares on the option grant dates.

Financial Income (Expenses), Net. In the year ended December 31, 2002, financial income, net, was $0.5 million, related primarily to interest we earned on short-term bank deposits. In the year ended December 31, 2001, financial expenses, net, were $0.2 million mainly as a result of interest payments due on bank loans, which remained outstanding for most of the year ended December 31, 2001 until we were able to complete a round of equity financing during that year and repay these bank loans.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the eight quarters in the period ended March 31, 2004. This unaudited information has been prepared on the same basis as our annual audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited information for the quarters presented. You should read this information together with the audited consolidated financial statements and the related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the results for any future quarters or for a full year.

	Three months ended

	June 30,	Sept 30,	Dec 31,	Mar 31,	June 30,	Sept 30,	Dec 31,	Mar 31,
	2002	2002	2002	2003	2003	2003	2003	2004

	(unaudited)
	(in thousands)
Sales	$ 4,067	$ 4,214	$ 4,919	$ 5,138	$ 5,711	$ 6,429	$ 7,826	$ 8,124
Cost of sales	2,454	2,467	2,854	2,429	2,865	3,210	3,753	4,034

Gross profit	1,613	1,747	2,065	2,709	2,846	3,219	4,073	4,090
Operating expenses:
Research and development	1,612	1,194	1,294	1,182	1,231	1,372	1,435	1,408
Selling and marketing	1,455	1,380	1,135	1,446	1,464	1,505	1,723	1,691
General and administrative	600	796	509	489	469	522	650	450
Stock-based compensation	—	—	—	131	149	487	427	587

Total operating expenses	3,667	3,370	2,938	3,248	3,313	3,886	4,235	4,136

Loss from operations	(2,054)	(1,623)	(873)	(539)	(467)	(667)	(162)	(46)
Financial income (expenses), net	126	106	17	(5)	23	29	46	21
Taxes on income	(21)	—	(16)	(24)	—	10	(40)	(33)

Net loss	$ (1,949)	$ (1,517)	$ (872)	(568)	(444)	(628)	(156)	(58)

Net loss per ordinary share, basic and diluted	$ (1.17)	$ (0.91)	$ (0.53)	(0.34)	(0.27)	(0.38)	(0.09)	(0.03)

Weighted average shares used in computating net loss per ordinary share, basic and diluted	1,659,825	1,659,825	1,659,825	1,659,825	1,659,825	1,659,825	1,660,658	1,677,839

As a Percentage of Total Sales:
Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	60.3	58.5	58.0	47.3	50.2	49.9	48.0	49.7

Gross profit	39.7	41.5	42.0	52.7	49.8	50.1	52.0	50.3
Operating expenses:
Research and development	39.6	28.3	26.3	23.0	21.6	21.3	18.3	17.3
Selling and marketing	35.8	32.7	23.1	28.1	25.6	23.4	22.0	20.8
General and administrative	14.8	18.9	10.3	9.5	8.2	8.1	8.3	5.5
Stock-based compensation				2.5	2.6	7.6	5.5	7.2

Total operating expenses	90.2	80.0	59.7	63.1	58.0	60.4	54.1	50.8

Loss from operations	(50.5)	(38.5)	(17.7)	(10.4)	(8.2)	(10.3)	(2.1)	(0.5)
Financial income (expenses), net	3.1	2.5	0.3	(0.1)	0.4	0.5	0.6	0.2
Taxes on income	(0.5)	—	(0.3)	(0.5)	—	0.2	(0.5)	(0.4)

Net loss	(47.9)%	(36.0)%	(17.7)%	(11.0)%	(7.8)%	(9.6)%	(2.0)%	(0.7)%

We expect that the amount and timing of our sales expenses will vary from quarter to quarter depending on our level of actual and anticipated business activities.

Our sales and operating results are difficult to forecast and will fluctuate, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful. See “Risk Factors — Our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.”

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through private placements of our equity securities and, to a lesser extent, through borrowings from financial institutions. Through March 31, 2004, sales of our equity securities resulted in net proceeds of approximately $67.0 million, net of issuance expenses.

The following table sets forth the components of our cash flows for the periods indicated:

				Three months
	Year ended December 31,			ended March 31,

	2001	2002	2003	2004

	(in thousands)			(unaudited)
Net cash provided by (used in) operating activities	$(11,574)	$(5,217)	$1,629	$1,102
Net cash provided by (used in) investing activities	3,071	(1,008)	(704)	(237)
Net cash provided by financing activities	12,447	15,217	33	22

Increase in cash and cash equivalents	$ 3,944	$ 8,992	$ 958	$ 887

Our cash and cash equivalents were $5.1 million as at December 31, 2001, $14.1 million as of December 31, 2002 and $15.0 million as of December 31, 2003. Our cash and cash equivalents as at March 31, 2004 were $15.9 million. We also have restricted cash, in each period, in the amount of $0.5 million on deposit in a cash account that is subject to a lien in favor of one of our subcontractors.

Net cash provided by (used in) operating activities was $1.6 million for the year ended December 31, 2003, $(5.2) million for the year ended December 31, 2002 and $(11.6) million for the year ended December 31, 2001. Net cash provided by (used in) operating activities was $1.1 million for the three months ended March 31, 2004 and $(1.5) million for the three months ended March 31, 2002. There was no net cash provided by operating activities for the three months ended March 31, 2003. Net cash used in operating activities for the years ended December 31, 2001 and December 31, 2002 was primarily the result of net losses, after adjustment for non-cash charges related to depreciation and amortization and increases in accounts receivable offset by a decrease in inventory. For the year ended December 31, 2003, the net cash provided by operating activities primarily was the result of a decrease in trade receivables and an increase in accrued expenses, offset by a net loss for non-cash charges related to depreciation and amortization and an increase in inventory. For the three months ended March 31, 2004, the net cash provided by operating activities primarily resulted from net income and an increase in accrued expenses, offset by an increase in trade receivables.

Net cash used in investing activities was $0.7 million for the year ended December 31, 2003 and $1.0 million for the year ended December 31, 2002 and net cash provided by investing activities was $3.1 million for the year ended December 31, 2001. Net cash used in investing activities was $0.2 million for the three months ended March 31, 2004, $0.2 million for the three months ended March 31, 2003 and $0.04 million for the three months ended March 31, 2002. The majority of our capital investments were for electrical equipment, computers, and peripheral equipment. Net cash provided by investing activities during the year ended December 31, 2001 resulted primarily from the withdrawal of funds from investments in short-term bank deposits.

Net cash provided by financing activities was $0.03 million for the year ended December 31, 2003, $15.2 million for the year ended December 31, 2002 and $12.4 million for the year ended December 31, 2001. Net cash provided by financing activities was $0.02 million for the three months ended March 31, 2004 and $9.6 million for the three months ended March 31, 2002. There was no net cash provided by financing activities for the three months ended March 31, 2003. For the years ended December 31, 2003, 2002, and 2001, this resulted primarily from proceeds from the sale of our preferred shares and the incurrence of short-term indebtedness in 2001 and from additional sales of our preferred shares in 2002. For the three months ended March 31, 2004, this resulted primarily from the exercise of options. In the year ended December 31, 2002, we used a portion of the proceeds from the issuance of our preferred shares to repay the short-term indebtedness of $3.7 million that we had incurred in 2001.

For the year ended December 31, 2001, we invested $0.9 million in capital expenditures, consisting primarily of purchases of testing and electrical equipment. For the year ended December 31, 2002, we invested $0.3 million in capital expenditures, also consisting primarily of purchases of testing and electrical equipment. For the year ended December 31, 2003, we invested $0.4 million in capital expenditures, consisting primarily of purchases of computers and peripheral equipment. We expect that our capital expenditures will be approximately $1.0 million in 2004 and as of March 31, 2004, our capital expenditures were $0.1 million. We have financed our capital expenditures with cash generated from operations.

The following table summarizes our contractual commitments as of March 31, 2004 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period
		(in thousands)

Contractual Commitments	Total	Less than 1 year	1-3 years

Operating leases	$1,791	$597	$1,194

Our principal contractual commitments are our obligations under our two operating leases for office space. In January 2004, we pre-paid in full the remaining amounts outstanding under our operating lease for our offices in Israel. We had no contractual obligations due beyond three years as of March 31, 2004. We have no material purchase obligations.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and cash generated by our operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 18 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity, and the continuing market acceptance of our products. To the extent that funds generated by this offering, together with existing cash, cash equivalents and short-term and long-term investments and any cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although currently we are not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which also could require us to seek additional equity or debt financing. Additional funds may not be available to us on terms favorable to us or at all.

Effective Corporate Tax Rate

Although Israeli companies generally are subject to income tax at the corporate rate of 36%, we have net operating loss carry forwards and we benefit from Israeli government tax exemption programs that will reduce our effective tax rate. As of December 31, 2003, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to $43.0 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. We expect that we will generate the substantial majority of our taxable income in Israel.

In addition, the substantial majority of our sales currently are derived from activities related to our investment programs which have been granted approved enterprise status and are, therefore, eligible for tax benefits under the Israeli law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise programs will be exempt from income tax during the first two years in which these investment programs produce taxable income, which will be after we have utilized our net operating loss carry forwards, and subject to a reduced tax rate of between 10% and 25% for the remaining five years of the program. The availability of these tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be canceled and we could be required to refund any tax benefits that we have already received. See “Israeli Taxation — Law for the Encouragement of Capital Investments, 1959.”

We may apply for approved enterprise status for additional investment programs. If approved, new benefit periods would apply for those programs. If we obtain approved enterprise status for additional investment or if our capital investments are only partially approved, our effective tax rate will be a mix of the various tax rates applicable to the programs. We cannot assure you that we will receive approved enterprise status in the future for our capital investments or that the tax benefits for approved enterprises will continue at current levels.

Our U.S. subsidiary currently generates a small amount of taxable income in the United States. To the extent that our U.S. subsidiary generates taxable income in the United States, our effective tax rate will be a weighted average rate based on the applicable U.S. and Israeli rates.

Quantitative and Qualitative Disclosure of Market Risks

Currency Fluctuations and Exchange Risk

All of our sales are in U.S. dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and related expenses of our Israeli personnel, are in New Israeli Shekels. We also maintain cash balances in New Israeli Shekels, which are subject to exchange rate fluctuations. Accordingly, we are exposed to the risk of fluctuation of the New Israeli Shekels in relation to the U.S. dollar. We cannot predict any future trends in the exchange rate of the New Israeli Shekels against the U.S. dollar. Any strengthening of the New Israeli Shekels in relation to the U.S. dollar would increase the U.S. dollar cost of our operations, and affect our U.S. dollar-measured results of operations. We do not engage in any hedging or other transactions intended to manage these risks. In the future, we may undertake hedging or other similar transactions or invest in market risk sensitive instruments if we determine that it is advisable to offset these risks.

The table below sets forth a history of exchange rates for the five most recent years for which financial statements are presented, setting forth the rates for the period end, the average rates, and the range of high and low rates for each period.

$1 = New Israeli Shekels

	Year ended December 31,

	1999	2000	2001	2002	2003

Year end	4.15	4.04	4.42	4.74	4.38
Average rates	4.10	4.08	4.21	4.74	4.51
High	4.29	4.20	4.42	4.99	4.81
Low	4.01	3.97	4.07	4.44	4.31

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. Currently, we do not have any outstanding borrowings. As of December 31, 2003, all of our investments were in bank deposits and we intend to continue to invest in bank deposits. We believe that this will minimize our market risk.

Recent Accounting Pronouncements

In the year ended December 31, 2002, we adopted SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”). FAS 144 requires that long-lived assets, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values. The adoption of FAS 144 did not have any material impact on our consolidated financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that a liability be recorded on the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. The recognition provisions of FIN 45 did not have a material effect on our audited consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”)”. This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosure provisions are effective for 2003 calendar year-end financial statements, and accordingly we have applied the provisions in our audited consolidated financial statements. We currently are evaluating the rest of the provisions of this Statement, which have a later effective date.

In November 2002, the Emerging Issues Task Force (“EITF”), reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on our financial position or on our results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all new variable interest entities created or acquired after January 31, 2003. Since issuing FIN 46 in January 2003, the FASB has proposed various amendments to the Interpretation and has delayed its effective date. Most recently, in December 2003, the FASB issued a revised version of FIN 46 (“FIN 46-R”), which also provides for a partial deferral of FIN 46. This partial deferral established the effective date for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. We currently have no variable interests in any variable interest entity. Accordingly, we believe that the adoption of FIN 46 and FIN 46-R will not have a material impact on our financial position, results of operations and cash flows.

In April 2003, the FASB issued Statement No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” (“SFAS No. 149”). SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly. In particular, SFAS No. 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FIN45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, and amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, provisions of SFAS No. 149 should be applied prospectively. We do not expect the adoption of SFAS No. 149 to have a material impact on our financial position or on our results of operations.

In May 2003, the FASB issued Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (“SFAS No. 150”). SFAS No. 150 establishes standards for how to classify and measure financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial position or on our results of operations.

BUSINESS

Overview

We design, develop and supply integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks, or LANs. Our products provide the capability to transmit and manage electrical power over data network cables to power end-devices, such as voice-over-Internet protocol phones, or voice-over-IP phones, wireless LAN access points and advanced security devices that are connected to an Ethernet network. We are a pioneer in the development of Power-over-Ethernet technology and were instrumental in the development of the recently-adopted Institute of Electrical Electronics Engineers 802.3af industry standard for transmitting power over data network cables, also referred to as Ethernet cables. We believe adoption of this industry standard in June 2003 will facilitate the growth of the Power-over-Ethernet market.

Enterprises typically rely on separate power cabling to provide electricity to end-devices connected to Ethernet networks. Power-over-Ethernet technology permits end-devices to receive power over the same Ethernet cable that transmits data to these devices. When used in conjunction with a centralized uninterrupted power supply, Power-over-Ethernet permits continuous transmission of power, even during power failures or disruptions. Using Power-over-Ethernet, voice-over-IP phones, which typically have needed a separate power source, making them susceptible to power failures and other interruptions, can be as reliable as standard telephones. Power-over-Ethernet also improves network deployment by allowing flexibility in the placement of end-devices, such as wireless LAN access points and advanced security devices, where electrical outlets are not readily available. Power-over-Ethernet technology saves the time and cost associated with installing new, separate power cabling and standard electrical outlets for each end-device connected to the Ethernet network.

Our Power-over-Ethernet technology offers intelligent device detection ensuring that electricity that could damage end-devices is not delivered. Our technology also improves power distribution within a local area network by prioritizing power delivery among switch ports. Furthermore, it automatically detects abnormal power consumption and permits users to shut down or reset end-devices remotely. In compliance with the Institute of Electrical Electronics Engineers 802.3af industry standard, our technology does not disrupt data transmission over the Ethernet network and does not require replacing existing Ethernet infrastructure.

We implement our Power-over-Ethernet technology through our integrated products and our system solutions, which we refer to as our midspan products. Our integrated products, consisting of integrated circuits and modules, are embedded in LAN switches, the switches that our customers manufacture for use in local area networks, and provide these switches with built-in Power-over-Ethernet capabilities. Our midspan products are connected between a LAN switch and an end-device, and inject power into Ethernet networks in which the switches originally were not designed to deliver power over the Ethernet. We sell our integrated products to communications equipment manufacturers who incorporate them into their LAN switches. We sell our midspan products to distributors and to communications equipment manufacturers who in turn sell them with their own products. For the year ended December 31, 2003, our four largest customers, 3COM, Avaya, Nortel and Symbol, accounted for 52.5% of our sales and for the three months ended March 31, 2004, our four largest customers, Avaya, Nortel, Mitel and Symbol, accounted for 45.1% of our sales.

In addition to Power-over-Ethernet products, we also sell telecommunications products, including telephone ring signal generators, used to generate incoming call signals for telephones, fax machines, and other devices, and remote power feeding modules for digital subscriber line systems to enhance delivery of power over these systems.

Industry Background

Evolution of Ethernet

Ethernet is the most widely-used network protocol for LANs deployed in enterprises today. A LAN is a network connecting computers, servers, printers and other electronic office equipment to create a communications and data-sharing system within a defined geographic area. The flow of data through an Ethernet network, which is a local area network that uses Ethernet protocol, is controlled by a switch, referred to as a LAN switch, that sends electrical signals carrying data information from ports located on the switch to end-devices connected to the network.

Traditionally, personal computers and peripherals, such as printers, scanners and data-storage devices, were the only devices connected to Ethernet networks. However, the ability to connect other end-devices to the Ethernet network affords enterprises significant savings and efficiency. For example, connecting voice-over-IP phones to the Ethernet network eliminates the need for two different sets of cables and switches, one for voice and one for data. An increasing number of end-devices other than personal computers and peripherals are being connected to the Ethernet network, which in turn increases the demand for switches with higher port counts to support these devices. As a result, Ethernet port shipments are expected to grow at a strong pace. A January 2004 study conducted by The Dell’Oro Group, a market research firm, forecasts a continued increase in annual Ethernet port shipments from 153.3 million in 2003 to an estimated 260.2 million in 2008, or an estimated compound annual growth rate of 11.2%.

Emergence of Power-Over-Ethernet and the Power-Over-Ethernet Institute of Electrical Electronics Engineers 802.3af Industry Standard

As more end-devices are connected to the Ethernet network, the need to supply power to these devices in a more efficient and reliable manner has grown. Enterprises typically rely on separate power cabling to provide electricity to end-devices connected to Ethernet networks. For example, a personal computer must be connected to the Ethernet network to receive and transmit data and also must be connected to a standard electrical outlet to receive power. The proliferation of new end-devices connected to the Ethernet network, many of which demand greater flexibility in their location and a more reliable power source, such as voice-over-IP phones, wireless LAN access points and advanced security devices, has driven the demand for Power-over-Ethernet technology. We believe that as the markets for these applications or end-devices grow, the demand for our products will grow. Power-over-Ethernet technology allows power required for end-devices like these to be carried over Ethernet cables rather than by separate power cables. Power-over-Ethernet also can increase the reliability of the power source when used with a centralized uninterrupted power supply.

We believe that the recent adoption of an industry standard also will facilitate the growth of the Power-over-Ethernet market. Prior to development of an industry standard, Power-over-Ethernet was implemented in proprietary formats, principally by us and another company. Due to the absence of an industry standard, manufacturers of end-devices could not guarantee interoperability of their end-devices with Power-over-Ethernet enabled switches. In June 2003, the Institute of Electrical Electronics Engineers adopted the 802.3af industry standard for transmitting power over the Ethernet network to compatible devices. The industry standard specifies the protocol for implementing Ethernet power sourcing equipment and Power-over-Ethernet compatible end-devices. The main objectives of the industry standard are to:

•	establish an industry standard for transmitting power to end-devices capable of being powered by Power-over-Ethernet technology;
•	create a safe solution for supplying power over Ethernet cables by blocking the transmission of power to end-devices not equipped to receive power through Ethernet cables;
•	establish system protection against overloads and short-circuits; and
•	create an industry standard compatible with existing electrical infrastructure, eliminating the need to replace existing cables and patch panels (panels that interface switches to the network).

We were a member of the task force that developed the Institute of Electrical Electronics Engineers 802.3af industry standard and significantly contributed to developing the technology that forms the industry standard. The task force represented a broad range of industries and consisted of communications equipment manufacturers and semiconductor companies, including 3COM, Avaya, Cisco, Linear Technologies Corp., Lucent Technologies, Inc., Nortel, Pulse Inc. and Texas Instruments, Inc.

We believe ratification of the industry standard will facilitate growth of the Power-over-Ethernet market because end-users will be more willing to invest in switches and end-devices that comply with a uniform industry standard and that are interoperable with switches and end-devices provided by other manufacturers. Accordingly, we believe manufacturers that want to incorporate Power-over-Ethernet technology will seek components, modules and systems that comply with the industry standard.

Market Opportunities for Power-over-Ethernet Technology

Adoption of Power-over-Ethernet technology has been, and will continue to be, driven by the growth of a number of market applications or end-devices, principally voice-over-IP phones, as well as wireless LAN and advanced security devices.

The Voice-over-IP Opportunity

Voice-over-IP phones allow transmission of voice signals over a data network instead of over traditional voice infrastructure in an enterprise. The principal impediments to widespread adoption of voice-over-IP phones have been the lack of reliability and the quality of transmission. Power-over-Ethernet addresses the reliability issue of voice-over-IP phones by ensuring continuous operation of voice-over-IP phones during power failures and disruptions. Traditionally, power has been supplied to voice-over-IP phones through a power cord connected to a standard electrical outlet. Unlike standard telephones, which receive power through the telephone line, an electrical power failure or disruption will disable a voice-over-IP phone. By contrast, using Power-over-Ethernet technology, an Ethernet cable delivers uninterrupted operating power to a voice-over-IP phone from the same backup power source that supplies the network servers and prevents service disruption in the event of a power failure. This enables a voice-over-IP phone to be as reliable as a standard telephone. Powering voice-over-IP phones through Ethernet cables reduces the cost of new installations or expansions of voice networks that use voice-over-IP phones by eliminating the need to add separate electrical outlets and wiring for each end-device.

According to a January 2003 study conducted by IDC, a research firm in the information technology and telecommunication industries, voice-over-IP equipment, which in 2003 represented a market of $3.3 billion, is expected to grow at a compound annual growth rate of 45.0% to $15.1 billion by 2007.

The Wireless LAN Opportunity

Wireless LAN technology provides end-users with the ability to connect to a LAN through a wireless connection. In a wireless LAN, Ethernet cables connect small radio transmitters, or access points, to the LAN. The access points then transmit data wirelessly to portable devices, such as laptop computers, which have a wireless receiver installed. Wireless LAN access points require an electrical current to operate and generally are installed in strategic, out of reach locations to optimize network access within a designated area. These locations typically are not close to existing electrical outlets. Power-over-Ethernet technology allows an enterprise to avoid installing separate power cabling for wireless LAN access points by enabling these access points to receive electrical current from the Ethernet cable that already carries data to them. Using Power-over-Ethernet technology makes it easier and cheaper to install access points in locations where electrical outlets do not exist. Power-over-Ethernet technology also offers wireless LAN improved security through the ability to manage the access points remotely.

Wireless LANs are being installed in hospitals, businesses, universities, retail stores and warehouses, trade shows, hotels, airports, restaurants and private residences. A January 2004 market study by The Dell’Oro Group, a research firm, projects that annual shipments of enterprise wireless LAN access points will grow from 882,000 units in 2003 to 5.9 million units in 2008, representing a compound annual growth rate of 46.2%.

The Advanced Security Device Opportunity

In recent years, there has been heightened interest in advanced security devices, including network cameras and access control terminals. These devices are especially useful if they can communicate security information, access security databases and monitor the environment that they secure. As a result, these security devices are increasingly being connected to the LAN to leverage existing network infrastructure and to provide intelligent access control and data transmission. However, once these security devices are installed and connected to the LAN, the devices still require power which may not be readily available at the device installation point. Similar to wireless LAN access points, network cameras generally are installed in high, open places, such as building entrances, corridor ceilings, halls or atriums. Installing power infrastructure in these places can be costly, requiring licensed electrician teams for installing power cables, changing building plans and obtaining safety approvals. By delivering power to the advanced security device through the Ethernet cable, Power-over-Ethernet technology eliminates the need for installing power infrastructure in these hard to reach places, ultimately reducing implementation time and cost.

Future Applications

The ability to supply power to end-devices through Ethernet cables can be applied to other end-devices, such as laptop computers, personal digital assistants and portable digital music players. As the desire to connect more end-devices to the Ethernet network grows, we expect that Power-over-Ethernet technology will become more widely used as a method to power these end-devices.

Technical and Market Challenges for Power-over-Ethernet Solutions

To achieve broad market acceptance, Power-over-Ethernet solutions must support the existing Ethernet network without requiring complex configurations or higher costs relative to the costs of installing or deploying non-Power-over-Ethernet-enabled networks. In addition, we believe that Power-over-Ethernet solutions must address the following technical and market challenges:

•	Protecting investment in existing end-devices and infrastructure. The large installed base of end-devices, such as laptop computers and network interface cards, connected to the Ethernet and the existing Ethernet infrastructure, including cables, connectors, patch panels and other components, were not originally designed to transmit power. In order for Power-over-Ethernet solutions to be adopted, they must avoid damaging these existing end-devices and infrastructure when transmitting power.
•	Compatibility with existing LAN switches. There is a large installed base of LAN switches lacking Power-over-Ethernet capabilities, which would be costly to replace. Therefore, Power-over-Ethernet solutions must support this existing switch infrastructure by enabling switches to deliver power to end-devices without the need for substantial modification to existing networks and without creating a need to replace existing switches.
•	Compatibility with pre-standard technologies. Prior to adoption of the Institute of Electrical Electronics Engineers 802.3af industry standard, Power-over-Ethernet was implemented in proprietary formats, principally by us and another company. Power-over-Ethernet solutions must support existing end-devices that were based on prior technologies, as well as end-devices based on the industry standard.
•	Preventing disruption of Ethernet networks. Delivery of power over an Ethernet network must not disrupt or impair the continuous transmission of data being delivered over that network. In addition, as Ethernet standards continue to evolve, Power-over-Ethernet solutions must be capable of operating with existing standards, as well as accommodating emerging standards, such as higher speed Ethernet or gigabit Ethernet.
•	Power management. The demands on system power increase as Ethernet switch manufacturers introduce larger port count switch configurations, such as 24- and 48-ports, which support more end-devices. In many system configurations, the amount of power available for distribution is insufficient to supply all ports simultaneously. Power-over-Ethernet solutions must have the capability to manage and balance the power needs of each port.
•	Physical design constraints. Under existing industry practice, LAN switches generally conform to certain standard physical dimensions. This space constraint creates a number of technical design challenges when adding Power-over-Ethernet functionality to a LAN switch. For example, the location of power components on the switch’s circuit-board is critical to reducing electro-magnetic interference noise generated by power transmission through the switch. In addition, Power-over-Ethernet systems must be energy efficient to minimize heat dissipation, which can shorten the expected useful life of switch components.

Power-over-Ethernet technology offers users important benefits compared to relying on separate power cabling. These benefits include continuous transmission of power even during power failures or disruptions and improvements in network deployment by allowing flexibility in placing end-devices where electrical outlets are not readily available. Although end-users must incur the cost of adding Power-over-Ethernet functionality to LAN switches or purchasing Power-over-Ethernet enabled switches, these implementation costs are offset by the savings attributed to eliminating the need for installation of separate electrical outlets and wiring for each end-device.

Even if solutions are developed which meet the technical and market challenges of Power-over-Ethernet, Power-over-Ethernet technology may not have an advantage over separate power cabling. Power-over-Ethernet can provide cost savings relative to separate power cabling; however, most enterprises cannot realize these savings because they already utilize separate power cabling to power their networked end-devices. Therefore, Power-over-Ethernet generally, and our products, in particular, can only offer savings over separate power cabling in situations where new network installations are being considered and where end-devices are installed in locations away from the existing power cabling infrastructure. In addition, Power-over-Ethernet technology adds a level of complication to switch vendors’ LAN switch design implementation process, including extensive testing and complex circuitry, that is not found in the existing power cabling infrastructure. Finally, although we believe that there is a growing market for Power-over-Ethernet technology, adoption of new Power-over-Ethernet enabled infrastructure, even for specific and limited end-devices, will take time because of the ubiquity and general market acceptance of the use of separate power cabling.

The PowerDsine Solution

We provide integrated circuits, modules and systems that enable end-users to implement Power-over-Ethernet in LANs quickly and cost effectively. Our Power-over-Ethernet products also provide the following specific benefits for customers that want to deliver power to their Ethernet networks:

•	Intelligent device detection. Our Power-over-Ethernet products automatically detect whether end-devices connected to the network can receive power over the Ethernet. Our products deliver power over the Ethernet only when a compatible device is identified and block the transmission of power to any end-device not equipped to receive power over the Ethernet. This detection capability prevents damage to end-devices that are not Power-over-Ethernet compatible.
•	Support for existing LAN switches and end-devices. Our midspan products protect investment in existing end-devices and infrastructure by enabling end-users to introduce Power-over-Ethernet to their LAN without replacing their existing switches or complex configurations. In addition, we offer a splitter that enables an end-device to receive power over an Ethernet cable, even though the end-device originally was not designed to do so. The splitter separates the power from the data delivering each to the standard power and data inputs at the end-device.
•	Full interoperability and seamless data transmission. Our products comply with the Institute of Electrical Electronics Engineers 802.3af industry standard, which ensures interoperability with other Power-over-Ethernet end-devices that comply with the industry standard, as well as with those devices that incorporate pre-industry standard Power-over-Ethernet technology. We test our products thoroughly at the power, data and system levels to ensure interoperability and transmission integrity. Our products also support devices introduced prior to adoption of the standard and are capable of accommodating future Ethernet standards, such as gigabit Ethernet, thus protecting the investment customers make in our technology.
•	Centralized power management. Our products detect abnormal power consumption patterns, and can anticipate problems with end-devices and block the transmission of power to potential problem devices before a malfunction causes a system overload or short circuit, as well as enable end-users to shut down or reset end-devices remotely, simplifying the management of power to end-devices and increasing network reliability and security.
•	Power optimization technology. Our products incorporate our proprietary power management technology, which improves the distribution and delivery of power to LAN switch ports. Our technology prioritizes which power demands to fulfill based on the power needs of each switch port and the power budget constraints of the switch system. Our power management technology improves energy efficiency, reduces electrical costs and enhances troubleshooting capabilities.
•	Efficient product design and integration. We offer our customers a variety of integrated circuits, circuit board modules and full power modules to meet their Power-over-Ethernet integration needs. We work with our communications equipment manufacturing customers at a systems level, configuring our products to meet specific technical requirements of the customer’s switch. We intend to continue investing in integrated products to allow easy integration into LAN switches.

Our Strategy

Our strategy is to continue leading the development of new power management solutions for communications network applications. We intend to accomplish this by:

Continuing to drive adoption of Power-over-Ethernet. We intend to drive adoption of Power-over-Ethernet by offering our potential customers a variety of Power-over-Ethernet products, including integrated circuits, modules and systems to meet their implementation needs. We also will continue to expand our certification program which allows end-users to determine whether their end-devices are compatible with our Power-over-Ethernet products, in order to facilitate market adoption of our Power-over-Ethernet products.

Focusing on large markets and emerging applications. We focus on the large, growing LAN switch market. Our current Power-over-Ethernet products are used principally to support voice-over-IP phones, as well as wireless LAN and advanced security device applications. We believe that as voice, video and data services continue to converge onto Ethernet networks, other attractive market applications will emerge for which our Power-over-Ethernet technology will be a convenient and cost-effective power solution. We intend to pursue new applications for Power-over-Ethernet, including laptop computers, personal digital assistants, set-top cable boxes, and industrial and home automation and control devices.

Pursuing end-device opportunities. We believe integrating Power-over-Ethernet technology into end-devices represents a large and growing opportunity. Many end-devices can be attached to a port and each of these end-devices must be able to receive power. While our products currently target the LAN switch market, in the future, we intend to offer customers integrated Power-over-Ethernet products specifically for incorporation into end-devices.

Creating new, high volume opportunities by using standards-based solutions. We believe that the adoption of the Institute of Electrical Electronics Engineers 802.3af industry standard has facilitated the growth of the Power-over-Ethernet market by allowing interoperability of different manufacturers’ products. We were a key contributor to the industry standard and were instrumental in its adoption. We believe this provides us with a competitive advantage since the new standard reflects our own technology. Furthermore, we believe our role in the development and adoption of the standard has given us a competitive edge in marketing our products to original equipment manufacturers who are adopting this industry standard in their switches and end-devices. We intend to continue developing and offering new products that meet the industry standard. We also intend to use the experience we gained in the development and adoption of the industry standard to drive adoption of other new industry standards, such as a high power Power-over-Ethernet standard, which we believe will create new market opportunities for us.

Working closely with customers at a systems level. We work closely with our customers at a systems level in order to design and develop power management solutions that they can integrate effectively into their products. This requires working with our customers not just on specific components, but rather, on the design of their entire system to achieve desired functionality and faster product introduction. We believe that continuing to bring systems knowledge and cost savings to our customers will increase market acceptance of our technology and create barriers to entry for our potential competitors.

Applying our multidisciplinary research and development approach to delivering power management solutions. Through our research and development efforts we have developed an in-depth understanding of Ethernet and communications protocols. Using this understanding in combination with our mixed signal design, digital signal processing and power transmission design expertise, we will continue to expand and upgrade the capabilities of our existing products and develop new products.

Our Products

We offer primarily Power-over-Ethernet products, consisting of our midspans and integrated products. We also offer telecommunications products, consisting of digital subscriber line, or DSL, power modules, telephone ring signal generators and application specific integrated circuit, or chip controllers.

Power-Over-Ethernet Products

Midspans. Our PowerDsine 3000, 6000 and 8000 midspan series of products enable Ethernet networks with switches that do not have Power-over-Ethernet capabilities to transmit power over Ethernet cables. We offer midspans with 1-port, 6-port, 12-port and 24-port capability, in order to provide end-users with greater network deployment flexibility. These products can be used to power all major voice-over-IP phones, wireless LAN access points, including Bluetooth (evolving standard for short-range wireless communications) and advanced security devices that currently are commercially available. As of April 30, 2004, our midspan products accounted for approximately 70% of the midspan market.

Network Deployment with our Midspan

A midspan, as indicated in the diagram, is a standalone system that adds Power-over-Ethernet capability to existing LAN equipment. The midspan is connected between a LAN switch and the end-devices. Our midspan products enable end-users to introduce Power-over-Ethernet to their network without replacing their existing switches or requiring complex configurations. In addition, our midspan products provide uninterrupted operation during power failures and disruptions by distributing centralized backup power to end-devices on the network and eliminating the need for a separate, uninterrupted power supply for each end-device.

Through intelligent device detection, a process known as auto-negotiation, our midspan products first determine whether an end-device is equipped to receive power over the Ethernet network. If the end-device has been designed to receive power over the Ethernet network, our midspan distributes low voltage power over the Ethernet cable, without disrupting the data transmission. Typically, this power is transmitted at 48 volts delivering 15.4 watts of power, in compliance with the Institute of Electrical Electronics Engineers 802.3af industry standard. If the end-device has not been designed to receive power over the Ethernet network, our midspan blocks the transmission of power to that device to prevent damage.

We also offer a remote management system called PowerView, which is a proprietary software system that permits remote control of Power-over-Ethernet capabilities. Our PowerView software enables customers to remotely monitor our midspans and control the power supplied to each Ethernet-connected end-device. PowerView can reduce system costs by allowing Ethernet-connected end-devices to be controlled real-time from any computer connected to the Internet, providing alerts of status changes and enhancing network security by enabling the shutdown or resetting of end-devices and prioritizing delivery of power to end-devices.

In addition to our midspan products, we also offer splitters. A splitter is a device located at the end-device, which separates the data and power transmitted over an Ethernet cable, allowing each to be received by the end-device through its independent input ports. The splitter permits the delivery of power and data over an Ethernet cable to an end-device that was not originally designed to receive power over the Ethernet.

Our Power-over-Ethernet midspan and splitter products consist of the following:

Date
Product	Description	Introduced	Primary Market Application

PD-6001	1-port Power-over-Ethernet midspan	04/02	Wireless LAN access points,
advanced security cameras

PD-6006	6-port Power-over-Ethernet midspan	04/02	Wireless LAN access points,
indoor security devices

PD-6012	12-port Power-over-Ethernet midspan	04/02	Voice-over-IP phones and
highly populated enterprise
wireless LANs

PD-6024	24-port Power-over-Ethernet midspan	04/02	Voice-over-IP phones

PD-3006	6-port Power-over-Ethernet midspan	12/03	For use by small and medium sized
businesses for voice-over-IP phones
PD-3012	12-port Power-over-Ethernet midspan	12/03	and wireless LAN access points

PD-8006	6-port Power-over-Ethernet midspan	10/03	For products that require high power,
up to 39 watts, such as advanced
PD-8012	12-port Power-over-Ethernet midspan	10/03	security cameras

PD-401	Low Voltage Power-over-Ethernet	06/00	Wireless LAN access points
splitter

PD-801	High Voltage Power-over-Ethernet	10/03	Advanced security cameras
splitter

Integrated Products. Our integrated Power-over-Ethernet products are incorporated directly onto our customers’ switch systems and circuit boards. Enterprises seeking to replace their existing switches can deploy Power-over-Ethernet-enabled switches containing our integrated products, thereby eliminating the need for a midspan. Our integrated products incorporate our Power-over-Ethernet, power management and auto-negotiation technology onto an integrated circuit. These products come in a variety of configurations, including chipsets, Dual In-Line Memory Modules (DIMMs), Single In-Line Packages (SIPs) and power modules. DIMMs and SIPs are standard, off-the-shelf products that can be customized to enable our Power-over-Ethernet customers to meet their specific design needs and engineering capabilities. Both the DIMMs and the SIPs incorporate our integrated circuits and additional components onto a single card that is plugged into a switch’s circuit board. To date, our integrated products have been designed into a number of different LAN switches produced by approximately 40 manufacturers.

We believe that we were the first company to sell a Power-over-Ethernet integrated circuit commercially. Our first generation integrated circuit, the PD-64008, which we also refer to as the Ido chip, forms the basis of our current integrated and midspan products. Our second generation Power-over-Ethernet integrated circuit, the PD-64012, which we also refer to as the Ron chip, is a fully integrated Power-over-Ethernet system-on-a-chip. Used in conjunction with our microcontroller, the Ron chip forms the basis of a chipset, increasing port connections from eight to twelve ports. We believe the Ron chip will reduce the number of components necessary to develop a Power-over-Ethernet enabled switch, thereby reducing overall system cost. The Ron chip uses Motorola’s SmartMOS8 process, which allows power, high voltage analog, and high density digital signal processing to be integrated onto a single chip.

Currently, we offer our customers the following Power-over-Ethernet integrated products:

Date
Product	Description	Introduced	Basic Functionality

PD64012	12-channel Power-over-Ethernet	11/03*	12-port, mixed-signal, high-voltage,
	Manager integrated circuit (“Ron” chip)		fully integrated Power-over-Ethernet
system-on-a-chip.

PD64004	4-channel Power-over-Ethernet	05/04**	4-port, mixed-signal, high-voltage,
	Manager integrated circuit		fully integrated Power-over-Ethernet
system-on-a-chip.

PD64008	8-channel Power-over-Ethernet Driver	04/02	8-port, mixed-signal,
	integrated circuit (“Ido” chip)		Power-over-Ethernet driver.

PD65008	8-port Power-over-Ethernet SIP Driver	01/02	8 to 48-port Power-over-Ethernet
modules, based on the Ido chip
utilizing industry-standard SIP
PD66000	Power-over-Ethernet SIP Controller	01/02	packaging.

PD65008-	8-port Power-over-Ethernet	04/03	8 to 48-port Power-over-Ethernet
DIMM	DIMM Driver		modules, based on the Ido chip,
utilizing industry-standard DIMM
package and mechanics.
PD66000-	Power-over-Ethernet DIMM Controller	04/03
DIMM

PD67024M	24-port Power-over-Ethernet	03/04*	12 to 48-port Power-over-Ethernet
	Master DIMM		modules, based on the Ron chip,
utilizing the industry standard DIMM
package and mechanics. These DIMM
PD67024S	24-port Power-over-Ethernet Slave	03/04*	products are available in a
master/slave configuration, with the
	DIMM		master (or primary) DIMM controlling
the delivery of power to other end-
devices directly or though the slave
(or secondary) DIMM.

PD-IM-7024	Power-over-Ethernet Power Module	07/02	An Ethernet switch line power supply
integrating 24-port Power-over-
Ethernet for stackable switches,
sourcing power to the switch as well
as the switch ports. Based on the Ido
chip, it enables seamless integration of
Power-over-Ethernet into the switch.

*Available only in pre-production quantities.
**Available only in engineering samples.

Telecommunications Products

DSL Power Modules. Our DSL power modules are remote power feeding modules that deliver high voltage power over copper lines from a local telephone central office and convert it into low voltage power that can be used by an end-user. DSL systems enable telephone companies to provide high-speed data transmission, also called broadband, services on a cost-effective basis over existing copper lines. However, a signal can weaken as it travels along the wires, limiting the effective data transmission over long distances. We believe that our products extend the effective distance of DSL remote power feeding.

Our DSL power modules are compact and can easily be integrated into our customers’ systems. These power modules can reduce significantly the overall size, power consumption and cost of our customers’ broadband systems.

Telephone Ring Signal Generators and ASIC Controllers. We design and manufacture a range of telephone ring signal generators and ASIC controllers that convert direct current, or DC, voltage into the high alternating current, or AC, voltage needed to deliver incoming call signals over telephone lines. Our digital signal processor-controlled modules produce a clean, low distortion signal that is suitable for short and long distance applications. Our patented ASIC controllers are the fundamental building-block components of the ring signal generator module. These ASIC controllers allow our customers to build low cost, high performance ring generators on a printed circuit board. Our technology also converts electrical current from DC to AC in a single stage, as opposed to the more standard and less efficient, multiple stage processes, resulting in increased reliability and lower cost.

Customers

We have derived the majority of our sales from a small number of customers. The identities of our principal customers have changed, and we expect that they will continue to change, from year to year. For the year ended December 31, 2003, our four largest customers Avaya, 3COM, Nortel and Symbol accounted for 18.1%, 12.9%, 11.4% and 10.1% of our sales, respectively, or an aggregate of 52.5%. For the three months ended March 31, 2004, our four largest customers Avaya, Nortel, Mitel and Symbol accounted for 21.4%, 11.9%, 5.9%, and 5.9% of our sales, respectively, or an aggregate of 45.1%. We expect that a small number of customers will continue to account for a large percentage of our sales. Our customers include original equipment manufacturers, original design manufacturers and distributors.

Our ten largest customers in terms of our sales for the year ended December 31, 2003 are: 3COM, Alcatel, Avaya, Comstor (a Division of Westcon Group, Inc.), Ingram Micro Inc., Mitel, Nortel, Proxim Corp., Symbol and WAV, Inc.

Sales and Marketing

We market and sell our integrated products and midspans directly to original equipment manufacturers and original design manufacturers. In addition, we sell our midspans to distributors that market and sell them to value-added resellers and integrators. Our sales force is located in Israel, the United States, the United Kingdom and Taiwan, and, as of December 31, 2003, consisted of 30 personnel and as of March 31, 2004, consisted of 33 personnel.

Direct Sales

We invest significant resources to persuade original equipment manufacturers in the communications equipment market to incorporate our integrated solutions into their products. Frequently, it takes many months from the time of initial contact with a potential original equipment manufacturer customer until the customer agrees to incorporate our products into its systems. Following a decision to integrate our products into their systems, we work closely with our original equipment manufacturer customers to engineer our integrated solutions so that they address our customers’ particular needs. We assign a marketing product manager to each specific PowerDsine product line and a sales account manager to each original equipment manufacturer customer. Both meet regularly with the customer. In addition, we assign a research and development manager to work with the marketing product manager and the sales account manager to develop a power management solution for the original equipment manufacturer customer. Following design and development, our customer care group provides our original equipment manufacturer customers with product support.

To date, we have derived the majority of our sales from a small number of customers. We have not entered into any agreements with some of our largest customers, including Avaya, and instead rely on purchase orders with them. In addition, our agreements, to the extent that we have them, do not contain minimum purchase commitments.

Distributors

In addition to direct sales, we currently market our midspans through local distributors in North America, Europe and Australia. We have one sales representative in the United States and one sales representative in Europe who are responsible for marketing to distributors. These sales representatives develop sales incentives programs for our distributors and prepare and provide educational and marketing materials for the distributors to use with end-users.

We have entered into distribution agreements with some of our distributors. Under the terms of these distribution agreements, we have granted distributors the right to market our products in a designated area for an initial period of approximately one year. Following expiration of the initial period, the distribution agreement with each distributor is renewed automatically, unless we or the distributor give sufficient prior written notice of termination.

Our marketing organization develops strategies and implements programs to support the sale of our products and technology and to enhance our position in the markets for Power-over-Ethernet and power management. Our current marketing efforts include various programs designed to increase industry visibility including, trade shows and events, speaking engagements, ongoing interaction with industry analysts and the media, as well as targeted marketing programs. We also view our web site as an important marketing tool. We intend to enhance our web site to create a reference site for Power-over-Ethernet standards, technology and design, featuring broad-based coverage of issues relevant to the Power-over-Ethernet technology and industry, as well as important product and market trends.

Certification Program

In September 2000, we introduced a certification program to ensure seamless Ethernet end-device compatibility and interoperability with our midspan products and integrated products. We have independently tested over 100 network devices to ensure compatibility with our Power-over-Ethernet products. Our product certification program gives an end-user access to our technology and offers development and design assistance ensuring that their system will be compatible with the Institute of Electrical Electronics Engineers 802.3af industry standard and will function properly. Through this program, our research and development engineers become familiar with the design needs and system requirements of switch manufacturers and end-device designers, which allows them to anticipate customer needs and focus on product innovations.

Technical and Marketing Support

Our service network consists of customer support representatives and qualified application engineers who evaluate specific customer design issues and work with customers to provide the best solution for integrating our solutions into their voice and data applications. We also offer free application and technical support to customers interested in building Power-over-Ethernet compatible devices.

Technology

Our proprietary technology integrates digital signal processors, real-time software controls, magnetic design components, advanced switching techniques and digital control systems. Our core technology is based on a mixed signal approach, which integrates digital and analog functions. Most of our products contain microprocessors that replace traditional analog control circuits and power management functions. Our designs integrate management, control, provide diagnostic reports and test functions on one chip and reduce the overall number of components needed to perform a given task. In addition, we have significant systems-level expertise, in particular, expertise in system design, including system architecture, electro magnetic interference, radio frequency interference, heat dissipation, efficiency and power management. Our knowledge and expertise in systems enable us to develop products that reduce overall system costs.

Our Power-over-Ethernet product line includes proprietary detection algorithms and mechanisms that are at the core of a Power-over-Ethernet system. Our SPEAR technology, an internal power control and monitoring circuit, is implemented on each power channel associated with a port and delivers power only when a Power-over-Ethernet ready end-device is connected to the network. Through a process known as auto-negotiation, this technology prevents the undesired introduction of power on an Ethernet cable and resulting damage of end-devices that are not equipped to receive power over the Ethernet. SPEAR, along with other control circuitry, constantly monitors the LAN and remotely detects the connection and disconnection of any end-device connected to a LAN switch port.

SPEAR implements auto-negotiation by sending a very small signal over the Ethernet cable to the network end-device and analyzing the return signal. This returned signal is actually the “signature” sent by the end-device. Our algorithm analyzes this signature and determines whether the end-device is equipped to receive power over the Ethernet. SPEAR also protects against channel overloads, short circuits, reversed polarity caused by a faulty connection or a crossed cable and other hazardous conditions related to Ethernet cable connections.

The SPEAR technology outlined above is compliant with the Institute of Electrical Electronics Engineers 802.3af industry standard for Power-over-Ethernet. In addition, we maintain other proprietary algorithms that have additional features that enable us to detect end-devices that are capable of receiving power over the Ethernet but do not comply with the Institute of Electrical Electronics Engineers 802.3af industry standard. Moreover, our technology enables us to implement other more enhanced features and functionalities that are beyond the scope of the Institute of Electrical Electronics Engineers 802.3af industry standard.

Research and Development

We engage in substantial research and development activities to expand and improve the capabilities of our existing products and technology and to develop new products and technologies. We employ engineers with expertise in multiple areas, including digital signal processing designers, high voltage design engineers, telecommunication and data communication systems architects, analog control system engineers, integrated circuit designers and thermal design experts, all of whom are highly qualified in their particular field or discipline. Because we believe that our future success depends upon our ability to maintain our technological advantage, we intend to continue to devote a significant portion of our personnel and financial resources to research and development.

All of our research and development activities take place in Israel and the United States. At December 31, 2003, 55 of our employees, representing 48% of our total employees, were engaged primarily in research and development. Our research and development team is divided according to our existing product lines. Each product line team is headed by a team leader and includes software or hardware engineers and quality control technicians. For the three months ended March 31, 2004, our research and development expense was $1.4 million. For the year ended December 31, 2003 it was $5.2 million and for the year ended December 31, 2002 it was $6.1 million.

We place particular emphasis on the quality of our products. In order to ensure reliability during the production of our products, we focus on the design and development stage. This includes extensive design review during the design of any of our products, care in choosing reliable components, testing our products in severe environmental conditions, including conditions involving high humidity, high and low temperatures and extreme vibrations. In addition, our products undergo design and testing procedures known as the HALT/HASS processes, which subject our products to extreme conditions, designed to ensure that hidden defects in our products will be detected and fixed prior to being shipped to customers. Our efforts in the testing and review qualification process enable us to eliminate most of the design problems before a product goes into mass production.

As part of our commitment to quality, we have obtained the ISO 9001 certification and rely only on subcontractors who have received the ISO 9002 certification. These standards define the procedures required for the manufacture and supply of products with predictable and stable performance and quality. ISO 9001 and ISO 9002 are certifications that evidence compliance with the quality management standards set by the International Standards Organization. We believe that our own certification and our reliance only on subcontractors who have been certified to these standards evidences our attention to quality standards and compliance with regulatory requirements.

Intellectual Property and Proprietary Rights

We currently own two U.S. patents, one patent issued in each of South Africa, Australia, Taiwan and one patent approved in Singapore and New Zealand, in each case, relating to our Power-over-Ethernet technology. These patents will expire in 2019. We have an additional three U.S. patents relating to our ring signal generators. In addition, we have a total of over 30 patent applications pending in 13 countries, including five patent applications in the United States, representing approximately 15 different technologies. There can be no assurance that the pending applications will result in the issuance of any patents. There can be no assurance that either the granted or approved patents or the pending applications, if issued, will be held valid or enforceable if challenged. We intend to continue to pursue patent protection for our inventions in the United States and other selected countries.

We believe that our two issued U.S. patents relating to our Power-over-Ethernet technology may cover technology described in the Institute of Electrical Electronics Engineers 802.3af industry standard. Because of our involvement in the standard-setting process, we may be required to license certain of our core technology, including technology covered by these two patents, on a reasonable and non-discriminatory basis to a current or future competitor, to the extent required to carry out the Institute of Electrical Electronics Engineers 802.3af industry standard.

While we rely on patent and other intellectual property laws to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining our market position. We enter into confidentiality agreements, as appropriate, with our employees, consultants and customers, and otherwise seek to control access to, and distribution of, our proprietary information. These measures, however, afford only limited protection. There is no guarantee that these safeguards will protect our technology and other valuable competitive information from being used by competitors.

PowerDsine is a registered trademark in the United States, Israel, Japan and is registered as a community trademark in Europe.

Manufacturing

Subcontractors

We depend on a small number of subcontractors with limited manufacturing capacity to manufacture, assemble, test and perform related services for our products. These functions are performed for us in Israel by A.L. Electronics and Sanmina and in the Philippines by Ionics. These subcontractors provide us fully assembled, or “turn-key,” services. The contracts we have with these manufacturers do not have minimum purchase requirements and allow us to purchase products from the manufacturers on a purchase order basis. Each contract has a one-year term that automatically renews for a successive one-year term unless either we or the manufacturer gives six months written notice of termination prior to the expiration of the term.

We outsource the manufacturing, assembly and testing of all our products. Outsourcing allows us to focus our resources on designing, developing and marketing our products. We conduct in-house prototype development and present detailed product descriptions to our subcontractors who then purchase the necessary components and manufacture the product. We provide our subcontractors with testing equipment and specifications for quality control measurement purposes. We maintain in-house materials procurement, testing and quality control functions. We control and monitor the quality of our products through our automatic testing equipment and through visits with and audits of our subcontractors.

Suppliers

We obtain our current Power-over-Ethernet integrated circuit, called the Ido chip, from Austria Mikro and we are planning to obtain our second generation Power-over-Ethernet integrated circuit, called the Ron chip, from Motorola. We also rely on sole source suppliers for the microcontrollers and power supplies that are incorporated into our products. If any of our suppliers becomes unable to or refuses to manufacture these components or if they experience delays in delivery of, or shortages in these components, it could interrupt and delay manufacturing of our products. We estimate it would take us at least twelve months to find a new supplier, qualify their process and modify our products to incorporate a new integrated circuit in place of the Ido chip and at least fourteen months to find a new supplier, qualify their process and modify our products to integrate a new integrated circuit in place of the Ron chip. There are a limited number of manufacturers with the capability to supply the Ron chip. If we are unable to obtain these integrated circuits or components from our current suppliers, we may not have sufficient inventory to continue manufacturing our products during the time required to find a new supplier, qualify their process and modify our products. We believe that we would be able to identify alternate suppliers of microcontrollers and power supplies in the event of a disruption in supply and that our inventory of these components is sufficient to enable us to continue manufacturing during the time that it would take to identify an alternate supplier and integrate substitute components.

In August 2001, we entered into a development and production agreement with Austria Mikro, pursuant to which we cooperated with Austria Mikro to develop the Ido chip. Under this agreement, we have all rights in the intellectual property that resulted from the Ido chip development and Austria Mikro is required to assist us with any documents necessary for the protection of those intellectual property rights. We currently purchase Ido chips from Austria Mikro. We have satisfied our purchase obligations under the agreement. Although the agreement has expired, Austria Mikro continues to supply us with the Ido chip and we have requested an extension of the term through June 30, 2006.

In February 2003, we entered into a development agreement with Motorola, pursuant to which we and Motorola are cooperating in the development of the Ron chip, using intellectual property from each of us. Under the agreement, we agreed to purchase exclusively from Motorola, and Motorola agreed to exclusively manufacture for us and sell to us, the Ron chip. Motorola also is providing us with technical services relating to the manufacture of the Ron chip. These services include supervising the operation and maintenance of the production lines for the Ron chip and purchasing the components necessary to produce the Ron chip.

Under the agreement, we are required to purchase from Motorola an agreed cumulative quantity of the Ron chip by June 30, 2006. If we do not purchase this amount, we are obligated to compensate Motorola, at our election: (1) by paying Motorola the remaining value of the development cost for the Ron chip; (2) by ordering from Motorola, within 30 days, the remaining units necessary to reach the cumulative quantity set forth in the agreement; or (3) by providing Motorola the rights to sell the Ron chip without restriction pursuant to terms to be agreed to by us and Motorola.

Motorola may terminate the agreement if we transfer all or substantially all of our assets, all or substantially all of the assets of our business unit relating to the agreement, or our shares, resulting in a change in control, to a party who Motorola deems, in its sole discretion, to be a competitor of Motorola, subject to the notice requirements set forth in the agreement. The agreement defines “control” as the ability to direct our management or policies, whether through the ability to vote our shares, by contract or otherwise. If Motorola exercises its right of termination, Motorola shall continue to sell Ron chips to us for a period of 18 months.

Any intellectual property developed jointly with Motorola under this agreement will be both ours and Motorola’s property. We will jointly file patent applications covering this intellectual property, with both of us named as owners. Motorola has the right to grant non-exclusive licenses to patents issued with respect to these jointly-filed applications and associated jointly-owned copyrights. Under certain circumstances, Motorola could take exclusive title to these applications leaving us with a non-exclusive license to the invention in the application. Motorola is not permitted to develop Power-over-Ethernet devices for the Power-over-Ethernet market that are used for the same purpose and perform the same functions as the Ron chip for a period of one year after we certify that the Ron chip meets agreed specifications. After that period, Motorola is obligated to use commercially reasonable efforts to offer the Ron chip to third parties through us, and we are obligated to negotiate with Motorola in good faith if Motorola wants to develop a device for the Power-over-Ethernet market with the same functions as the Ron chip. The agreement terminates on December 31, 2007, unless we reach an agreement with Motorola to extend the term of the agreement before March 30, 2008. After we accept the Ron chip designed by Motorola, Motorola is obligated to supply the Ron chip to us under the terms of the agreement for an additional 18 months after the agreement is terminated or otherwise expires.

Competition

We face significant competition in the markets in which we participate. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Our current principal competitors include Linear Technology, Maxim, Red Hawk and Texas Instruments. Additionally, at least three other companies, Micrel Semiconductor, National Semiconductor, and SuperTex may have developed competitive products. Our competitors’ products may have better performance, lower prices and broader acceptance than our products. In addition, for semiconductor chips, manufacturers generally qualify more than one source to avoid dependence on a single supply source. As a result, our customers likely also will purchase products from our competitors.

Employees

As of April 30, 2004, we had 125 employees of whom 108 were based in Israel, 15 in the United States, 1 in the United Kingdom and 1 in Taiwan. The breakdown of our employees by department is as follows:

	As of December 31,		As of April 30,

	2001	2002	2003	2004

Finance	9	7	7	7
Human resources	3	2	2	2
Management and administration	8	7	8	9
Information systems	4	4	4	4
Operations	21	9	9	9
Research and development	64	49	55	60
Sales and marketing	28	25	30	34

Total	137	103	115	125

Some provisions of the collective bargaining agreement between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations apply to our Israeli employees. These provisions govern the length of the work day and the work week, recuperation pay and commuting expenses. Furthermore, these provisions provide that the wages of most of our employees are adjusted automatically based on changes in Israel’s Consumer Price Index. The amount and frequency of these adjustments are modified from time to time. In addition, Israeli law determines minimum wages for workers, minimum vacation pay, sick leave, insurance for work-related accidents, determination of severance pay and other conditions of employment. We have never experienced a work stoppage, and we believe our relations with our employees are good.

Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of March 31, 2004, our accrued severance pay liabilities totaled $1.6 million. We fund our ongoing severance obligations by making monthly payments to provident funds or insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 16.0% of wages, up to a specified amount of which the employee contributes approximately 10.0% and the employer contributes approximately 6.0%.

Product Certifications

Under applicable law, most electrical devices currently manufactured require certifications from independent safety and testing organizations. Two of the most recognized organizations are Underwriters Laboratories, an independent, not-for-profit product safety testing and certification organization for the United States and Canada, and TÜV Rheinland/Berlin-Brandenburg Group, a similar organization in Europe. Our U.S. subsidiary submits all of our products to the local offices of both organizations. Once approved, all of the products we sell carry the applicable UL and TUV markings. The approval process typically takes between eight to 16 weeks to complete, and requires that we submit samples and design materials.

All of our products meet UL 1950, CSA22.2.950, and EN 60950 telecom and safety requirements.

Facilities

We lease our main office and research and development facilities, located in the Industrial Zone in Hod Hasharon, Israel, pursuant to a lease that expires in January 2006. We occupy approximately 23,700 square feet. Our U.S. subsidiary leases a 6,000 square foot facility in Farmingdale, New York, pursuant to a lease that expires in April 2005. We believe that our properties are adequate to meet our current needs.

Legal Proceedings

In October 2001, ChriMar Systems filed a lawsuit in the Federal District Court in the Eastern District of Michigan against us alleging that our products infringed their patent. The same company filed a lawsuit against Cisco Systems, Inc., alleging that Cisco products also infringed their patent. ChriMar Systems has not specified the monetary damages which it is seeking to obtain; however, ChriMar Systems states claims for punitive damages. The two lawsuits were determined by the court to be related and were brought before the same judge. The case against us has been stayed pending the resolution of the case against Cisco. In the case against Cisco, a Special Master appointed by the court held that the plaintiff’s patent was not valid. The court upheld the Special Master’s decision and unless the plaintiff appeals this decision or litigate their other claims, the suit against us will be dismissed. There can be no assurance that the suit will be dismissed.

On March 31, 2004, we filed a lawsuit in the United States District Court for the Southern District of New York seeking a declaration that a patent held by defendant Network-1 Security Solutions, Inc. is not infringed and invalid. Network-1 had contacted us and several of our customers to notify us of the patent, which Network-1 alleges relates to technologies underlying the Institute of Electrical Electronics Engineers 802.3af industry standard. This notification was made under circumstances that formed a reasonable apprehension and belief that Network-1 intended to and would have sued us and our customers for alleged infringement of the patent, and accordingly we are permitted to seek a judicial declaration of our rights in this matter. We anticipate that Network-1 will file counterclaims alleging that we infringe this patent. If a negotiated resolution cannot be reached, then we will have to expend resources to refute this claim, and, if the litigation terminates unfavorably, we might be subject to damages and/or be prevented from selling our products.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors. The address for our directors and executive officers is c/o PowerDsine Ltd., 1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon 45421, Israel.

Name	Age	Position

Kenneth Levy	60	Chairman of the Board
Igal Rotem	43	Chief Executive Officer and Director
Ilan Atias	44	President
Richard Bauer	45	President of PowerDsine, Inc.
Gershon ‘Geri’ Katz	43	Chief Financial Officer
Ronen Heldman	40	Vice President-Marketing
David Pincu	45	Vice President-Research and Development
Asaf Silberstein	35	Vice President-Operations
Sharon Ekstein	35	Vice President-Human Resources
David Goren	45	General Counsel and Secretary
Michael Anghel[1]	64	Director
R. William Burgess, Jr.	44	Director
Philip P. Trahanas	33	Director
Glen I. A. Schwaber	34	Director

1	Michael Anghel will resign from our board of directors prior to June 2, 2004 and will then be a nominee as an external director to be elected at a meeting of our shareholders to be held within 90 days of the date of this offering.

Kenneth Levy has served as Chairman of our board of directors since 2003. Mr. Levy is a founder of KLA Instruments Corporation and since 1999 has served as Chairman of the board of directors of KLA-Tencor Corporation. From 1998 to 1999, he served as Chief Executive Officer and a director of KLA-Tencor. From 1997 to 1998, Mr. Levy was Chairman of the board of directors. From 1975 to 1997, he served as Chairman of the board of directors and Chief Executive Officer of KLA Instruments. Mr. Levy also serves as a director of Extreme Networks, Inc. (Nasdaq: EXTR), a provider of network infrastructure solutions, since 2001, Juniper Networks, Inc. (Nasdaq: JNPR), a provider of internet infrastructure solutions, since 2003, and Ultratech Inc. (Nasdaq: UTEK), a producer of photolithography equipment, since 1993. In addition, Mr. Levy serves as a director emeritus on the board of Semiconductor Equipment and Materials Institute (SEMI), an industry trade association. Mr. Levy holds an M.Sc. in Electrical Engineering from Syracuse University and a B.Sc. in Electrical Engineering from City College of New York.

Igal Rotem, a co-founder, has served as our Chief Executive Officer and a director since 1994. From 1992 to 1994, Mr. Rotem was a co-managing director of Y. Wallisch Technologies (1992) Ltd., an Israeli company engaged in importing and marketing command and control systems for the electrical industry. From 1981 to 1992, Mr. Rotem served in the Israeli Defense Force (IDF) Intelligence Corps. Mr. Rotem holds an M.B.A., specializing in Technology Management and Finance, and a B.Sc. in Electrical Engineering, both from Tel Aviv University.

Ilan Atias, a co-founder, has served as our President since 1994. From 1992 to 1994, Mr. Atias was a co-managing director of Y. Wallisch Technologies. From 1982 to 1992, Mr. Atias served in the IDF Intelligence Corps, where he also served as head of a development group specializing in high performance, small power supply systems. He holds an M.B.A. in Technology Management and Finance from Tel Aviv University and a B.Sc. in Electrical Engineering from The Technion Institute, Haifa. In 1991, Mr. Atias received the Israel Defense Award, Israel’s most prestigious research and development award.

Richard Bauer has served as the President of PowerDsine, Inc., our United States subsidiary, since 1997. From 1996 to 1997, Mr. Bauer was Vice President of Marketing for Thomson Industries, a United States company engaged in the manufacture of industrial equipment. Mr. Bauer holds an M.B.A. from Pace University, New York and a B.Sc. in Engineering from the State University of New York at Stony Brook.

Geri Katz has served as our Chief Financial Officer since 1999. From 1997 to 1999, Mr. Katz was the manager of the accounting department at Telrad Telecommunications Ltd., an Israeli telecommunications company. Mr. Katz is a certified public accountant in Israel and holds a B.A. in Economics from Bar Ilan University, Tel Aviv.

Ronen Heldman has served as our Vice President–Marketing since 2003, and from 2000 to 2003 held positions as Director of Marketing, Director of Product Management and Director of Business Development. From 1991 to 2000, Mr. Heldman worked at RAD Data Communications Ltd., a telecommunications equipment company, as R&D project manager, marketing product manager and team leader of product management, specializing in frame relay, voice-over-IP and modem products. Mr. Heldman holds an MBA from Tel Aviv Management College and a B.Sc. in Computer Engineering from the Technion Institute in Haifa.

David Pincu has served as our Vice President–Research and Development since 1999. From 1992 to 1999, Mr. Pincu was Vice President of research and development at RIT Technologies (RAD Group), an Israeli company engaged in development, manufacturing and sales of computerized cabling infrastructure, database building and updating systems. Mr. Pincu holds a B.Sc. in Electrical Engineering from Tel Aviv University.

Asaf Silberstein has served as our Vice President–Operations since 2000. From 1996 to 2000, Mr. Silberstein was an Operations Planning Manager at 3COM, a U.S. communications systems company, in the asynchronous transfer mode division. Mr. Silberstein holds an M.B.A. in Finance from Bar Ilan University, Tel Aviv and a B.Sc. in Industrial Engineering and Management from Ben Gurion University, Beer Sheba.

Sharon Ekstein has served as our Vice President–Human Resources since 2000, after having worked as Director of Human Resources at PowerDsine since 1999. From 1996 to 1999, Ms. Ekstein was an independent consultant for various hi-tech start-up companies in Israel, including PowerDsine, specializing in the areas of recruitment procedures, employee assimilation programs and organizational structure. Ms. Ekstein holds a B.A. in Sociology from Hebrew University.

David Goren has served as our General Counsel since 2002. From 1996 to 2001, Mr. Goren practiced law in New York, New York with the law firm of Holland & Knight LLP, first as an associate, and beginning in 1998, as a partner. For several months during 2001 Mr. Goren was a Principal at Heidrick & Struggles (NASDAQ: HSII). Mr. Goren holds an LL.B. from Tel-Aviv University Faculty of Law, where he was the Associate Editor of the Tel-Aviv University Law Review and a J.D. from Duke University School of Law. Mr. Goren is admitted to practice law in the State of New York and in the State of Israel.

Michael Anghel has previously served on the board of several public companies, including DIC Investment Corporation Ltd., Elbit Systems Ltd., Elron Electronic Industries Ltd., Elscint Ltd., Gilat Satellite Networks Ltd., American Israeli Paper Mills Ltd., Orbotech Ltd., as well as other operating companies and financial institutions. In 2000, Dr. Anghel founded CAP Ventures Ltd., an operating venture capital company focusing on communications and information technology. Formerly, Dr. Anghel was a member of the faculty of the Graduate School of Business at the Tel-Aviv University and founded their Executive Program. Dr. Anghel holds a Ph.D. and an M.B.A. from Columbia University and a B.A. in Economics and Political Science from Hebrew University.

R. William Burgess, Jr. has served as a director since 2004. Mr. Burgess was appointed as a director by our shareholder, ABS Ventures VIII L.P. Mr. Burgess is a General Partner of ABS Ventures where he oversees a large number of investments in technology and healthcare companies located throughout the United States and Europe. Previously, Mr. Burgess served as the Managing Director of DB Venture Partners at Deutsche Bank. He also served Deutsche Bank during his career as Vice-Chairman of Global Corporate Finance, Global Co-Head of Investment Banking and Head of the Technology Investment Banking Group. Mr. Burgess holds an M.B.A. from Harvard Business School and a B.A. in History from Dartmouth College.

Philip P. Trahanas has served on our board of directors since May 2004. Mr. Trahanas is a Managing Member of General Atlantic Partners, LLC, a private equity firm that invests in information technology, process outsourcing and communications investments on a global basis, and has been with General Atlantic since 2000. Mr. Trahanas also serves as a director of General Atlantic portfolio companies AI Metrix, Inc. and Ztango, Inc. In addition, Mr. Trahanas serves as an observer on the board of directors of SRA International, Inc. Mr. Trahanas holds an M.B.A. from the Wharton School of Business of the University of Pennsylvania, a M.S. in Electrical Engineering from the University of Pennsylvania and a B.E. in Electrical Engineering from the Cooper Union for the Advancement of Science and Art.

Glen I. A. Schwaber has served as a director since January 2001. Mr. Schwaber is a General Partner of Jerusalem Venture Partners, our shareholder who appointed him as a director. Mr. Schwaber has been with Jerusalem Venture Partners since 1998. From 1995 to 1998, Mr. Schwaber managed the consulting division of Jerusalem Global Ltd., an investment banking and consulting firm. Mr. Schwaber is also a director of a number of private companies, including Cyoptics, Inplane Photonics, Kodeos Communications, Mempile and XmPie. Mr. Schwaber holds a Masters in Public Policy from the Kennedy School of Government at Harvard University and a B.A. from Harvard University.

Board of Directors and Executive Officers

Upon the closing of this offering, all existing rights to appoint directors will be terminated and our articles of association will be amended to remove these rights. Immediately following the closing of this offering, our board of directors will consist of seven directors, not including the two external directors to be elected at a special shareholders’ meeting, which we intend to hold within three months of the closing of this offering. See
“— External Directors” below.

Other than the external directors, who are subject to special election requirements under Israeli law, our directors will be elected in three staggered classes by the vote of a majority of the shareholders present, in person or by proxy, at a shareholders’ meeting. The directors of only one class will be elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting to be held in 2005, the term of the first class, consisting of Glen I. A. Schwaber and Philip P. Trahanas, will expire, and the directors elected at that meeting will be elected for three-year terms. At our annual general meeting to be held in 2006, the term of the second class, consisting of R. William Burgess, Jr. and Kenneth Levy, will expire and the directors elected at that meeting will be elected for three-year terms. At our annual general meeting to be held in 2007, the term of the third class, consisting of Igal Rotem, will expire and the directors elected at that meeting will be elected for three-year terms. Because Michael Anghel will resign prior to implementation of the classes, he was not assigned to a class. For a description of the ownership and relationship to us of our directors described in this section, see “Related Party Transactions—Private Placements” and “Principal and Selling Shareholders.”

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her resignation or removal. For a discussion of termination provisions, see “Employment Agreements and Change in Control Agreements” below.

External Directors

We are subject to the Israeli Companies Law. Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors. The external directors must be appointed by a special meeting of our shareholders held within three months of the date we first offered our shares to the public. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors. See “—Committees of the Board of Directors” below.

A person may not serve as an external director if at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director for a period of no more than three months during which we first offered our shares to the public.

A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. If at the time any external director is appointed, all members of the board are the same gender, then the external director to be appointed must be of the other gender.

External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

•	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of the company.

The Companies Law provides for an initial three-year term for an external director which may be extended for one additional three-year term. Election of external directors requires a special majority, as described in “Description of Share Capital—Election of Directors.” External directors may be removed only by the same special majority required for their election or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. In the event of a vacancy created by an external director, our board of directors is required under the Companies Law to call a shareholders meeting to appoint a new external director.

External directors may be compensated only in accordance with regulations adopted under the Companies Law. The regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the regulations, an amount within a range set in the regulations, or an amount that is equal to the average compensation to other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. A company also may issue shares or options to an external director at the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders. Compensation of external directors must be determined prior to their consent to serve as an external director. Assuming that we maintain our status as a foreign private issuer, recently-adopted Nasdaq National Market rules specify that our board of directors must contain a majority of independent directors by July 31, 2005. However, we intend to comply voluntarily with this requirement immediately following the special meeting of our shareholders to elect external directors under the Companies Law which we are required to hold within three months of the closing of this offering. We intend that the persons nominated as external directors also will enable us to satisfy the majority-independence requirements under the Nasdaq National Market listing requirements.

Committees of the Board of Directors

Our board of directors has established three standing committees: the audit committee, the compensation committee and the nominating and governance committee.

Audit Committee. Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of the controlling shareholder’s respective relatives.

In addition, under the listing requirements of the Nasdaq National Market, we also are required to maintain an audit committee of at least three members, all of whom are independent directors under the Nasdaq National Market listing requirements. The rules of the Nasdaq National Market also require that at least one member of the audit committee be a financial expert.

Currently, our audit committee is comprised of Glen I. A. Schwaber and Michael Anghel. Following the election of our external directors, the committee will be comprised of Glen I. A. Schwaber, Michael Anghel and the other external director, at least one of whom will be a financial expert. At that time, the composition and function of the audit committee will meet the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder, as well as the recently-adopted Nasdaq National Market rules, with which we will comply voluntarily.

The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of the company, including by consulting with the internal auditor, and to review and approve related party transactions.

Compensation Committee. Our board of directors established a compensation committee in December 1999. Our compensation committee currently is comprised of Philip P. Trahanas and Kenneth Levy. Following the election of external directors, the committee will be comprised of Philip P. Trahanas, Kenneth Levy and one of the external directors. At that time, the composition and functions of the compensation committee will meet the requirements of the recently-adopted Nasdaq National Market rules, with which we will comply voluntarily. The compensation committee makes recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans and determines salaries and bonuses for our executive officers and incentive compensation for our other employees.

Nominating and Governance Committee. We intend to establish a nominating and governance committee which will be responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The nominating and governance committee currently is comprised of Kenneth Levy and R. William Burgess, Jr. Following the election of external directors, the committee will be comprised of at least one external director, Kenneth Levy and R. William Burgess, Jr. At that time, the composition and function of our nominating and governance committee will meet the requirements of the rules of the Nasdaq National Market, with which we will comply voluntarily.

Internal Auditor

Under the Companies Law, the board of directors also must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Currently, our internal auditor is Uri Ilan, who is a partner of an accounting firm that specializes in internal audit functions.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has an interlocking relationship existed in the past.

Executive Officer and Director Compensation

Except as we otherwise describe below, we have not paid any cash compensation to members of our board of directors who are not officers for their services as directors. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

The aggregate direct compensation we and our subsidiary paid to our officers as a group (9 persons) for the year ended December 31, 2003 was $1.6 million. This amount includes $375,000, which was set aside or accrued to provide for pension, retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We did not pay our directors any compensation during 2003 other than reimbursement for attending our Board meetings.

As of the date of this prospectus, there were outstanding options to purchase 2,163,150 ordinary shares granted to our directors and officers (16 persons), at exercise prices ranging from $0.49 to $3.33. In addition, as a result of this offering, the vesting of an aggregate of 450,000 ordinary shares subject to options granted to Igal Rotem and Ilan Atias will accelerate. These shares may be purchased at a weighted average exercise price of $3.33, and would be worth an aggregate of $5,400,000, based on an assumed initial public offering price of $12.00 per share. Based on the assumed initial public offering price, we will record a $3.9 million stock-based compensation expense upon completion of this offering.

We have established share option plans pursuant to which our directors will be eligible to receive share options. See “— Employee Benefit Plans” below.

Employee Benefit Plans

We maintain three equity incentive plans, two of which were adopted under Section 102 of the Israeli Income Tax Ordinance, and the other of which is an incentive share plan for our non-Israeli employees. In 1996, we adopted our share option/share purchase plan for our Israeli employees. We refer to this plan as the 1996 Plan. In 2003, we adopted a new plan, which we refer to as the 2003 Plan. We adopted both the 1996 Plan and the 2003 Plan under Section 102 of the Israeli Income Tax Ordinance. In addition, our board of directors has authorized an automatic increase, to occur on November 29 of each year until November 30, 2013, of the aggregate pool of stock options available under these plans. This yearly increase may be in an amount up to three percent of our then outstanding share capital.

We granted options to purchase 1,969,898 ordinary shares pursuant to our 1996 Plan and our incentive share plan for our non-Israeli employees. In addition, we granted options to purchase 1,980,300 ordinary shares pursuant to our 2003 Plan.

Our board of directors has authorized our compensation committee to administer each of the plans, including recommending to the board of directors the grantees of share options or the purchasers of restricted shares, grant dates, vesting schedules and expiration dates. In addition to the discussion below, see Note 6 to our audited consolidated financial statements.

Plans for Israeli Employees

Both the 1996 Plan and the 2003 Plan were adopted under provisions of the Israeli Income Tax Ordinance, which allow Israeli employees to receive favorable tax treatment for compensation in the form of shares or options. The 2003 Plan reflects changes to these provisions that came into effect in 2003.

Under the 1996 Plan, we were permitted to grant to our Israeli officers and employees, and those of any subsidiaries, options to purchase our ordinary shares. Under the plan, we were permitted to sell restricted shares to those persons pursuant to a restricted share purchase agreement. The 1996 Plan allowed us to issue options or shares to a trustee who holds the options or shares on behalf of individual employees. Provided that the trustee holds the options or, upon exercise, the underlying shares, for at least two years, an employee may defer recognition of taxable income until the employee has sold the underlying shares. Once the employee sells the underlying shares, he is subject to tax at ordinary income tax rates. We could recognize expenses pertaining to the options for tax purposes.

Under the 2003 Plan, we may grant to our Israeli directors, officers and employees, and those of any subsidiaries we establish in the future, options to purchase our ordinary shares. All option grants we make to our Israeli employees after January 1, 2003 will be issued under the 2003 Plan, unless we adopt a new plan. The 2003 Plan also allows for beneficial tax treatment for options issued through a trustee. Based on Israeli law currently in effect and elections made by the Company, and provided that options granted or, upon their exercise, the underlying shares, issued under the plan are held by the trustee for at least two years following the end of the calendar year in which the options are granted, employees are (i) entitled to defer any taxable event with respect to the options until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. We may not recognize expenses pertaining to the options for tax purposes.

Israeli tax law allows us to choose from among three alternative sets of tax treatment for our 2003 Plan or future plans. In approving the 2003 Plan, the board of directors selected the capital gains tax treatment described above. Our board of directors may decide to grant the remaining options under a different tax track.

Options granted under the 1996 Plan generally vest over four years commencing from the grant date so that either 25% vest each year or 50% vest after two years and an additional 25% in each year thereafter. Options granted under the 2003 Plan generally vest over five years from the grant date. Any option not exercised within 10 years of the grant date will expire unless extended by the board of directors. If we terminate an employee for cause, all of his or her vested and unvested options expire immediately. If we terminate an employee for any other reason, the employee may exercise his or her vested options within 60 days of the date of termination. An employee who terminates his or her employment with us due to retirement or disability may exercise his or her options within one year of the date of retirement, with our consent, or within two years of the date of the disability. Any expired or unvested options return to the plan for reissuance.

Incentive Share Plan for Non-Israeli Employees

In 1997, we adopted our incentive share plan for our non-Israeli employees. Under the plan, we may grant to our non-Israeli directors, officers and employees, and those of our subsidiaries, options to purchase our ordinary shares. Options granted pursuant to this plan may be either options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended and supplemented from time to time, or restricted stock options. Under the plan, we also may sell restricted shares to those persons pursuant to a restricted share purchase agreement.

Options issued under our incentive share plan vest over four years commencing on the grant date so that either 25% vest each year or 50% vest after two years and an additional 25% each year thereafter. Any option not exercised within 10 years from the grant date will expire unless extended by the board of directors. If we terminate an employee for cause, the employee may exercise his or her vested options within 30 days of the date of termination. If we terminate an employee for any other reason, the employee may exercise his or her vested options within 60 days of the date of termination. An employee who terminates his or her employment with us due to retirement, with our consent, may exercise his or her options within one year from the date of retirement in the case of restricted stock options and three months from this date in the case of incentive stock options. An employee who terminates his or her employment with us due to disability may exercise his or her options within two years after the date of disability in the case of restricted stock options and three months after the date in the case of incentive stock options. Any expired or unvested options return to the plan for reissuance.

Employment Agreements and Change in Control Agreements

We will enter into employment agreements, effective upon completion of this offering, with our co-founder and Chief Executive Officer, Igal Rotem, and our co-founder and President, Ilan Atias, to retain Messrs Rotem and Atias as our Chief Executive Officer and our President. The employment agreements provide for an initial term of 24 months from the completion of this offering which shall renew automatically for additional 12 month periods unless either party provides notice of their intent not to renew. The employment agreements require Messrs Rotem and Atias to provide 12 months notice of any intent not to renew or to terminate and require us to provide notice of the greater of 12 months and the remainder of the initial term for termination other than for cause. Upon termination by us other than for cause or upon a change in control of PowerDsine or a change in position for either Mr. Rotem or Mr. Atias, as defined in the employment agreements, we are required to continue to pay the terminated executive his salary, benefits and bonus until the end of the notice period. In addition, any stock options would continue to vest until the end of the notice period. However, we have the option to pay the terminated executive a lump sum equal to all amounts due as of the notice date and to accelerate the vesting of all options that would have vested before the end of the notice period. At the end of each year, our compensation committee shall propose to our full board of directors the cash compensation, bonus amounts and option grants for Messrs. Rotem and Atias for the following year.

We also have entered into or have existing employment agreements with our other executive officers. These agreements do not contain any change of control provisions and otherwise contain salary, benefit and noncompetition provisions that we believe to be customary in our industry.

Approval of Related Party Transactions under Israeli Law

Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Management — Executive Officers and Directors” is an office holder under the Companies law.

Fiduciary Duties. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires the office holder to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to these actions.

Compensation. Under the Companies Law, all compensation arrangements for office holders who are not directors require approval of the board of directors, unless the articles of association provide otherwise. Our articles provide for a compensation committee to approve the compensation of all office holders. Arrangements regarding the compensation of directors require audit committee, board and shareholder approval.

Disclosure of Personal Interest. The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest”, as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporate body in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from the fact of that the office holder is also a shareholder in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction”. The Companies Law defines an extraordinary transaction as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and a relative as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing.

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. The transaction may not be approved if it is adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approval of the company’s audit committee and the board of directors is required. Exculpation, indemnification, insurance or compensation of a director also would require shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

Shareholders

The Companies Law imposes the same disclosure requirements, as described above, on a controlling shareholder of a public company that it imposes on an office holder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Approval of the audit committee, the board of directors and our shareholders is required for:

•	extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and
•	employment of a controlling shareholder.

The shareholder approval must include the majority of shares voted at the meeting. In addition, either:

•	the majority must include at least one-third of the shares of the voting shareholders who have no personal interest in the transaction; or

•	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than 1% of the aggregate voting rights in the company.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

•	any amendment to the articles of association;
•	an increase in the company’s authorized share capital;
•	a merger; or
•	approval of related party transactions that require shareholder approval.

A shareholder has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty of loyalty.

Exculpation, Indemnification and Insurance of Directors and Officers

Our articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted by the Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders where the office holder is a director. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification must be limited to foreseeable types of events and reasonable amounts, as determined by the board of directors.

Under the Companies Law, a company may indemnify an office holder against any monetary liability incurred in his or her capacity as an office holder whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by court. A company also can indemnify an office holder against reasonable litigation expenses including attorneys’ fees, incurred by him or her in his or her capacity as an office holder, in proceedings instituted against him or her by the company, on its behalf or by a third party, in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent.

Under the Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third party, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third party.

A company may exculpate an office holder for a breach of duty of care, but only in advance of that breach. A company may not exculpate an office holder from a breach of duty of loyalty towards the company.

Under the Companies Law, however, an Israeli company may only indemnify or insure an office holder against a breach of duty of loyalty to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly, or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our articles of association for liabilities not covered by insurance and that are of certain enumerated types of events, subject to an aggregate sum equal to 50% of the shareholders’ equity following this offering.

RELATED PARTY TRANSACTIONS

Private Placements

Since inception, we have sold preferred shares in private placement transactions described below. Some of these purchasers were existing shareholders or directors at the time of purchase. The share numbers and purchase prices in the descriptions below do not give effect to the conversion of our preferred shares into ordinary shares prior to the closing of this offering nor the 15-for-1 share split effected recently.

•	In May 1996, we sold 40,985 Series A preferred shares at a purchase price of $36.60 per share to Courses Investments in Technology Ltd. and Clal Venture Capital Fund L.P. We also granted an option to these investors, exercisable prior to May 1997, to purchase an additional 24,591 Series A preferred shares at the same purchase price per share. In January 1997, we increased this number to 24,967 shares. In January 1997, in consideration for the grant of an option exercisable prior to December 1998 to purchase additional undesignated preferred stock, the investors, who may be deemed related parties by virtue of their existing investment in our shares, exercised the first option in full. Pursuant to the option we granted in January 1997, Courses Investments in Technology Ltd., which may be deemed a related party by virtue of its existing investment in our shares, purchased 3,045 Series D preferred shares in August 1998 at a price of $59.11 per share.
•	In August 1997, we sold 47,031 Series B preferred shares at a purchase price of $74.42 per share to Ampal American-Israel Corporation, Achidim Holdings Ltd., Shoham Investments Ltd., Hindy Taub, Shikma Anefa Ltd., Vertex Investment (III) Pte. Ltd., and Vertex-Yozma L.P. We also granted warrants to these investors, exercisable prior to August 1998, to purchase up to 21,946 Series C preferred shares at an exercise price of $79.74 per share. In August 1998, pursuant to the exercise of these warrants, we issued 16,929 Series C preferred shares to certain of these investors, who may be deemed related parties by virtue of their existing investment in our shares.
•	We also sold 70,398 Series E preferred shares at a purchase price of $85.23 per share to a number of investors, including Poalim Capital Markets and Investments Ltd., which may be deemed a related party by virtue of it, or its parent’s, existing investment in our shares. We also granted warrants to these investors to purchase an additional 1,604 Series E preferred shares for a nominal amount and warrants to purchase up to 22,222 Series F preferred shares at a purchase price of $90 per share. In May 2000, Poalim Capital Markets and Investments Ltd., an existing shareholder, exercised its warrant and purchased 535 Series E Preferred Shares. During 2000, the Series E investors exercised in full their remaining warrants to purchase Series F Preferred Shares.
•	In February 2000, we sold 170,067 Series G preferred shares at a purchase price of $129.20 per share to some investors, principally Clal Electronics Industries Ltd., The Challenge Fund-Etgar II, L.P. and some provident funds controlled by Bank Hapoalim Ltd. At that time, Daniel Barnea was a director. Prior to the closing of this transaction, some of our existing Series A, Series B and Series E preferred shareholders provided us with a bridge loan in an aggregate amount of $1.8 million bearing interest at LIBOR plus 1%. This loan was treated as an advance payment for the Series G preferred shares issued to these shareholders pursuant to the exercise of preemptive rights.
•	In October 2001, we entered into an agreement to sell an aggregate of 302,239 Series H Preferred Shares at a purchase price of $99.26 per share to a group of investors, principally Deutsche Bank AG London, and existing shareholders. In March 2004, Deutsche Bank transferred its shares to ABS Ventures VIII, L.P. In addition, we granted warrants to these investors to purchase an aggregate of 60,451 Series H Preferred Shares at an exercise price of $99.26 per share. These warrants expire immediately prior to the closing of this offering. This round of investment was consummated in three closings, in November 2001, January 2002 and July 2002.

In April 2004, as part of an agreement to amend the provisions of our articles of association regarding automatic conversion of our preferred shares, holders of our Series H preferred shares approved an amendment to the conversion price of the Series H preferred shares. Pursuant to this amendment, holders of our Series H preferred shares will receive an additional 30,446 ordinary shares upon conversion of their preferred shares, representing a 10% increase over the number of ordinary shares issuable to them upon conversion of their Series H preferred shares prior to the amendment.

Through March 31, 2004, these private placements resulted in aggregate proceeds to us of $67.0 million.

Immediately prior to the closing of this offering, all of our outstanding preferred shares will automatically convert into 11,229,401 ordinary shares, which excludes up to 1,230,141 ordinary shares to be issued at the closing of this offering upon the conversion of preferred shares to be issued upon the exercise of outstanding warrants held by certain of our shareholders (or 613,207 ordinary shares assuming cashless exercise of all such warrants).

Registration Rights

In October 2001, we entered into an amended and restated rights agreement with our preferred shareholders and some of our ordinary shareholders, including our founders, Igal Rotem and Ilan Atias. Pursuant to this agreement, at any time commencing on the earlier of October 31, 2005 or six months after the closing of this offering, at the request of:

•	the holders of a majority of the ordinary shares issued to our former Series H preferred shareholders: Catalyst Investments L.P., The Challenge Fund, DRW Venture Partners L.P., Plenus Technologies Ltd., Robertson Stephens, and entities controlled by Ampal Industries Inc., Bank Hapoalim Ltd., IDB Holding Corporation Ltd., Vertex and ABS Ventures VIII, L.P. As of the date of this prospectus, ABS Ventures VIII, L.P. holds 38.37% of the ordinary shares held by our former Series H preferred shareholders; or
•	the holders of a majority of the ordinary shares issued to a group comprised of Aurec Local Information Service Ltd., Acquirex BVBA, Catalyst Investments L.P., Daniel Barnea, Eventoren Investments Ltd., Hindy Taub, Lior Bergman, Meir Kfir, Shoham Investments Ltd., Shikma Anefa Ltd., The Challenge Fund, and entities controlled by Ampal Industries Ltd., Bank Hapoalim Ltd., IDB Holding Corporation Ltd., Jerusalem Venture Partners L.P. and Vertex; or
•	the holders of at least 50% of the ordinary shares issued to our former preferred shareholders, our founders, Argoquest Holdings LLC and ITI-Interline Telecom International Ltd.;

we must register, or in any event use our best efforts to register, any or all of these shareholders’ ordinary shares under the Securities Act of 1933, as amended. The registration rights of the preferred shareholders with respect to the preferred shares sold to the General Atlantic entities were automatically assigned to the General Atlantic entities. See “—Sale of Preferred Shares to General Atlantic Partners.” If any of the shareholders listed above request to have their shares registered, then any of the other shareholders may request to have their shares registered as well. The shares to be registered must have a net aggregate offering price of at least $5.0 million. We may be requested to carry out only three such registrations. If, in connection with any shareholder initiated registration, the underwriters determine that inclusion of all of the shares requested to be registered could affect the offering adversely, our former preferred shareholders are permitted to include four times the number of shares that our ordinary shareholders may include, up to the limit prescribed by the underwriters.

Once we become eligible under applicable securities laws to file a registration statement on Form F-3 or any similar short form registration, which will not be until at least 12 months after the closing of this offering, at the request of any our former preferred shareholders, our founders, Argoquest, Inc. or ITI-Interline Telecom International Ltd., we must register their ordinary shares on Form F-3 or any similar short-form registration. The shares to be registered must have a net aggregate offering price of at least $1.0 million. We may be requested to carry out only one of these registrations in any 180-day period.

Following this offering, our former preferred shareholders, our founders, Argoquest, Inc. or ITI-Interline Telecom International Ltd., also will have the right to request that we include their ordinary shares in any registration statement filed by us in the future for purposes of a public offering. If the registration is for an underwritten offering of our ordinary shares, and the underwriters determine that inclusion of any of our shareholders’ shares could affect the offering adversely, we are obliged only to include those shares of our shareholders that the underwriters believe will not affect the offering adversely. The ordinary shares to be included in that underwritten offering shall be apportioned first to us. Thereafter, our former preferred shareholders are permitted to include four times the number of shares that our ordinary shareholders may include up to the limit prescribed by the underwriters.

We have agreed to pay the expenses incurred in carrying out the above registrations, including the fees of one counsel for the selling shareholders, but excluding underwriting discounts and commissions.

Line of Credit with Bank Hapoalim

In March 1999, Bank Hapoalim Ltd. agreed to provide us with a line of credit of up to $1.5 million. In consideration for this line of credit, we issued a warrant to Hapoalim Nechasim (Menayot) Ltd., one of our former shareholders who is directly controlled by Bank Hapoalim, which expired unexercised on February 28, 2002, to purchase up to 9,346 of our ordinary shares (on a pre-split basis) at a price of $107 per share. In December 1999, Bank Hapoalim agreed to increase this line of credit to $3 million. In consideration for this increase, we issued an additional warrant to Hapoalim Nechasim (Menayot), which expired on February 28, 2002, to purchase our ordinary shares for an aggregate amount of $375,000 at 75% of their public offering price.

Under the terms of the line of credit, we granted to Bank Hapoalim a floating charge over all of our assets to secure any borrowings. In November 2001, we repaid all outstanding amounts and terminated this line of credit. Prior to the completion of this offering, Bank Hapoalim, through its subsidiaries, beneficially owned 7.4% of our outstanding ordinary shares and will own 2.9% after completion of this offering, assuming that all of the shares offered by Bank Hapoalim are sold.

Agreements with Directors and Officers

Employment Agreements

We intend to enter into employment agreements which will become effective immediately upon completion of this offering with our co-founder and Chief Executive Officer, Igal Rotem, and our co-founder and President, Ilan Atias. We describe these employment agreements under “Management Employment Agreements and Change of Control Agreements.”

Pursuant to an agreement dated February 6, 2000, Messrs. Rotem and Atias have assigned to us for no consideration all intellectual property developed by them prior to their employment by us.

Options

Since our inception we have granted options to purchase our ordinary shares to our directors and officers. We describe the option awards under “Management — Employee Benefit Plans.”

Indemnification

Our articles of association provide for the indemnification of our directors and officers in most circumstances, to the extent permitted by the Companies Law. We describe our indemnification arrangements under “Management — Exculpation, Indemnification and Insurance of Directors and Officers.”

Sale of Preferred Shares to General Atlantic Partners

In May 2004, several of our preferred shareholders and warrant holders entered into a securities purchase agreement with investment entities affiliated with General Atlantic Partners, LLC, whereby the General Atlantic entities acquired preferred shares and warrants to purchase preferred shares at a price representing $11.12 per ordinary share underlying the preferred shares and warrants (less, in the case of any warrants, the exercise price of such warrants) less a brokerage commission of $0.13333 per ordinary share. After giving effect to the conversion of our preferred shares into ordinary shares, the exercise of the warrants and the 15-for-1 share split effected prior to the closing of this offering, the General Atlantic entities will hold an aggregate of 4,692,772 ordinary shares. The registration rights of the preferred shareholders with respect to the preferred shares sold to the General Atlantic entities were automatically assigned to the General Atlantic entities.

In connection with the execution of the securities purchase agreement, we entered into an agreement with the General Atlantic entities in May 2004. Pursuant to the agreement, the General Atlantic entities have the right to designate one member of our board of directors at the first meeting of our shareholders following this offering at which directors of the class of that designee are elected and we are obligated to use our reasonable best efforts to cause that designee to be nominated and elected to our board of directors. We appointed Philip P. Trahanas, a Managing Member of General Atlantic Partners, LLC, to our board of directors. This right and obligation terminates once the General Atlantic entities, together with their affiliates, cease to own at least 10% of our outstanding ordinary shares on an as-converted basis.

Under the agreement, the General Atlantic entities are prohibited from offering, selling or disposing of any of our ordinary shares owned by them without our prior written consent for a period of 18 months following the earlier of July 31, 2004 and the closing of this offering, subject to limited exceptions, such as transfers to affiliates who agree to be bound by this lock-up.

Pursuant to the agreement, the General Atlantic entities also agreed to a standstill, whereby they may not take any of the following actions, among others, until the earlier of July 31, 2008 and 48 months following the closing of this offering, subject to certain limited exceptions:

•	acquire ownership of any of our securities, which, when added to the other securities owned by the General Atlantic entities and their affiliates, represent in excess of 26% of our outstanding voting securities (after giving effect to this offering);
•	“solicit” any “proxy” (as such terms are defined under the Securities Exchange Act of 1934) from our shareholders, or become a “participant” in any “election contest” (as such terms are defined under the Securities Exchange Act of 1934) with respect to us;
•	vote for the removal of any member of our board of directors;
•	call any meeting of our shareholders;
•	otherwise act, alone or in concert with others, to solicit or negotiate any business combination with us, any restructuring, recapitalization or similar transactions involving us, or any tender offer or exchange offer for any of our voting securities; or
•	form or participate in a “group” (within the meaning of the Securities Exchange Act of 1934) with respect to the foregoing matters.

In addition, under the agreement, the General Atlantic entities agreed that until May 12, 2009, if the approval of certain change of control transactions in which the holders of our ordinary shares receive at least $13.34 per ordinary share are submitted to a vote of our shareholders, and the General Atlantic entities own voting securities representing in excess of 20% of our outstanding voting power, then the General Atlantic entities will vote their voting securities representing in excess of the 20% threshold in the same proportion as the votes cast by all our other shareholders with respect to such change of control transactions.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information, as of the date of this prospectus and as adjusted to reflect the sale of our ordinary shares in this offering, regarding the beneficial ownership of our ordinary shares by:

•	each person or entity that we know beneficially owns more than 5% of our outstanding ordinary shares;
•	each of our executive officers;
•	each of our directors;
•	all of our directors and officers as a group; and
•	each of the selling shareholders.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The information set forth in the table below gives effect to the conversion of all of our outstanding preferred shares into ordinary shares, including preferred shares issued upon the exercise of warrants by certain of our shareholders. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of this offering are deemed to be outstanding and beneficially owned by the person holding the warrants or stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 12,912,251 ordinary shares outstanding as of April 30, 2004 and 18,625,477 ordinary shares outstanding following the closing of the offering (assuming the cashless exercise of all warrants). We have eight holders of record of our equity securities who are, to our knowledge, U.S. persons. In aggregate, these shareholders hold less than 1% of our outstanding capital stock. Unless otherwise noted below, each shareholder’s address is c/o PowerDsine Ltd., 1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421.

The number of shares set forth in the column “Number of Shares Offered” includes the number of shares offered by the identified selling shareholders in this offering, in addition to the number of shares offered by such selling shareholders pursuant to the option granted by the selling shareholders to the underwriters to cover over-allotments.

	Beneficial Ownership				Beneficial Ownership
	Before Offering				After Offering
			Number of
	Percent of	Number of	Shares		Percent of	Number of
Name and Address	Shares	Shares	Offered		Shares	Shares

Principal and selling shareholders:
Investment Entities affiliated with General Atlantic Partners, LLC(1)	35.9%	4,692,772	—		25.2%	4,692,772
ABS Ventures VIII, L.P.(2)	16.2	2,119,547	—		11.4	2,119,548
Jerusalem Venture Partners Entities(3)	10.2	1,324,275	237,994		5.8	1,086,281
IDB Holding Corporation Ltd.(4)	7.7	997,592	512,238	(5)	2.9	485,354
Bank Hapoalim Ltd.(6)	7.4	958,883	419,626		2.9	539,257
Ampal Industries (Israel) Ltd.	2.6	329,986	102,695		1.2	227,291
The Challenge Fund – Etgar II L.P.(7)	2.5	316,957	128,369		1.0	188,574
Ampal Industries Inc.	1.6	205,978	61,617		*	144,361
Argoquest Holdings LLC	1.2	150,000	19,250		*	130,750
Vertex Israel II (C.I.) Fund, L.P.	1.1	138,567	71,200		*	67,367
Plenus Technologies Ltd.	*	116,005	30,830		*	85,175
Vertex IIF L.P.	*	96,061	49,359		*	46,702
Vertex IIF 2 L.P.	*	72,091	37,043		*	35,048
Vertex Investment (III) Pte. Ltd.	*	58,027	29,816		*	28,211
Catalyst Investments L.P.	*	51,225	26,321		*	24,904
Meir Kfir	*	39,846	1,206		*	38,640
Vertex Israel II (A) Fund L.P.	*	25,000	12,846		*	12,154
Emil Ben Atar, Adv.	*	22,500	7,707		*	14,793
Vertex-Yozma L.P.	*	21,545	11,071		*	10,474

	Beneficial Ownership			Beneficial Ownership
	Before Offering			After Offering
			Number of
	Percent of	Number of	Shares	Percent of	Number of
Name and Address	Shares	Shares	Offered	Shares	Shares

Principal and selling shareholders (continued):
Vertex Israel II Discount Fund	*	17,689	9,089	*	8,600
Jerusalem Global Ltd.(8)	*	15,630	8,031	*	7,599
Vertex-Discount L.P.	*	13,934	7,155	*	6,779
J. Julie Investments Ltd.	*	7,815	4,013	*	3,802
Kany Katz Investments Ltd.	*	7,815	4,013	*	3,802
Eventoren Investments Ltd.	*	7,810	4,011	*	3,799
Vertex Israel II (B) Fund L.P.	*	3,826	1,965	*	1,861
Daniel Barnea	*	1,905	978	*	927
Vertex Israel II (C.I.) Executive Fund, L.P.	*	1,737	892	*	845
Acquirex BVBA	*	1,303	669	*	634

Directors and executive officers:
Kenneth Levy	*	*	—	*	*
Igal Rotem(9)	6.3	832,500	—	4.4	832,500
Ilan Atias(10)	6.3	832,500	—	4.4	832,500
Richard Bauer	*	*	—	*	*
Gershon “Geri” Katz	*	*	—	*	*
Ronen Heldman	*	*	—	*	*
David Pincu	*	*	—	*	*
Asaf Silberstein	*	*	—	*	*
Sharon Ekstein	*	*	—	*	*
David Goren	*	*	—	*	*
Michael Anghel	*	*	—	*	*
Philip P. Trahanas(11)	35.8	4,692,772	—	25.2	4,692,772
R.William Burgess,Jr.(12)	16.2	2,119,548	—	11.4	2,119,548
Glen Schwaber(13)	10.3	1,324,275	238,020	5.8	1,086,255
All executive officers and directors as a group (14 people)	76.8%	11,178,806		48.4%	9,563,575

*	Represents less than one percent.
(1)	Consists of 1,692,270 ordinary shares and warrants to purchase 65,492 ordinary shares held by General Atlantic Partners 78, L.P. (“GAP LP”), 1,365,244 ordinary shares and warrants to purchase 52,839 ordinary shares held by General Atlantic Partners (Bermuda), L.P. (“GAP Bermuda”), 1,107,923 ordinary shares and warrants to purchase 42,879 ordinary shares held by GAP-W International, LLC (“GAP-W International”), 56,476 ordinary shares and warrants to purchase 2,187 ordinary shares held by GapStar, LLC (“GapStar”), 4,687 ordinary shares and warrants to purchase 182 ordinary shares held by GAPCO GmbH & Co. KG (“GAPCO KG”), 227,310 ordinary shares and warrants to purchase 8,799 ordinary shares held by GAP Coinvestments III, LLC (“GAPCO III”), 64,006 ordinary shares and warrants to purchase 2,478 ordinary shares held by GAP Coinvestments IV, LLC (“GAPCO IV”). General Atlantic Partners, LLC (“GAP LLC”) is the general partner of GAP LP and the sole member of GapStar. GAP (Bermuda) Limited (“GAP Bermuda GenPar”) is the general partner of GAP Bermuda. GAPCO Management GmbH (“GAPCO Management”) is the general partner of GAPCO KG. The Managing Members of GAP LLC are the senior executive officers and directors of GAP Bermuda GenPar. The Managing Members of GAPCO III and GAPCO IV are Managing Members of GAP LLC. The Managing Members of GAP LLC are also the senior executive officers of GAP-W International. In addition, the Managing Members of GAP LLC also make voting and investment decisions with respect to GAPCO Management and GAPCO KG. Mr. Trahanas is a Managing Member of each of GAP LLC, GAPCO III and GAPCO IV; a Vice President and Director of GAP Bermuda GenPar; and a Vice President of GAP-W International. GAP LP, GAP Bermuda, GAP-W International, GapStar, GAPCO III, GAPCO IV, GAPCO KG, GAP LLC, GAP Bermuda GenPar and GAPCO Management (collectively, the “GAP Group”) are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Mr. Trahanas disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The address of Mr. Trahanas and the GAP Group (other than GAP Bermuda, GAP Bermuda GenPar, GAPCO KG and GAPCO Management) is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830. The address of GAP Bermuda and GAP Bermuda GenPar is Clarendon House, Church Street, Hamilton, Bermuda. The address of GAPCO KG and GAPCO Management is c/o General Atlantic Partners GmbH, is Koenigsallee 62, 40212 Duesseldorf, Germany.
(2)	Consists of 1,927,391 ordinary shares and warrants to purchase 192,156 ordinary shares. The shares and warrants are held by ABS Ventures VIII, L.P. Zolo LLC, a Delaware limited liability company, is the general partner of ABS Ventures VIII, L.P. The sole member and manager of Zolo LLC is Calvert Capital Caymans I L.L.C., a Delaware limited liability company, which is controlled by its managers, Bruns H. Grayson and R. William Burgess, Jr., who have voting and investment control over all shares held by ABS Ventures. Messrs. Grayson and Burgess disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein. The address of ABS Ventures is 890 Winter Street, Suite 225, Waltham, MA 02451.

(3)	Consists of 1,214,685 ordinary shares held by Jerusalem Venture Partners L.P. and 109,590 ordinary shares held by Jerusalem Venture Partners (Israel) L.P. Jerusalem Partners L.P. is the general partner of Jerusalem Venture Partners L.P. and Jerusalem Venture Partners (Israel) Management Ltd. is the general partner of Jerusalem Venture Partners (Israel) L.P. Mr. Erel Margalit is the Managing General Partner of Jerusalem Venture Partners L.P. and Jerusalem Venture Partners (Israel) L.P. The address of Jerusalem Venture Partners is 41 Madison Avenue, New York, New York 10010.
(4)	Consists of 585,400 ordinary shares and warrants to purchase 20,324 ordinary shares held by Clal Electronics Industries Ltd. and 378,319 ordinary shares and warrants to purchase 13,549 ordinary shares held by Clal Venture Capital Fund L.P. Each of these entities is indirectly controlled by IDB Holding Corporation Ltd. (“IDBH”). IDBH is a public company traded on the Tel Aviv Stock Exchange. Approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised of (i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. (“Manor”), a private Israeli company controlled by Isaac and Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat and his three sons, Zvi, Shai and Ze’ev, which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Shelly Dankner-Bergman holds approximately 4.75% of the equity of and voting power in IDBH. The address of IDBH is 3 Azrieli Center, Triangle Building, Tel Aviv, Israel.
(5)	Consists of 311,058 shares offered by Clal Electronics Industries Ltd. and 201,236 shares offered by Clal Venture Capital Fund L.P.
(6)	Consists of 346,145 ordinary shares and warrants to purchase 5,184 ordinary shares held by Poalim Ventures Ltd., 216,674 ordinary shares and warrants to purchase 6,813 ordinary shares held by Gadish Kranot Gmulim Ltd., 85,138 ordinary shares and warrants to purchase 8,487 ordinary shares held by Poalim Ventures II L.P., 65,404 ordinary shares and warrants to purchase 2,047 ordinary shares held by Kineret Keren Hishtalmut Ltd., 51,187 ordinary shares and warrants to purchase 1,601 ordinary shares held by Tagmulim Ltd., 42,184 ordinary shares and warrants to purchase 1,320 ordinary shares held by Keren Merkazit Lepitzuyei Piturim Ltd., 33,168 ordinary shares and warrants to purchase 1,038 ordinary shares held by Keren-Or Kupat Tagmulim Upitzuim Ltd., 27,490 ordinary shares and warrants to purchase 862 ordinary shares held by Bar Keren Gmulim Ltd., 26,544 ordinary shares and warrants to purchase 828 ordinary shares held by Katzir Kupat Tagmulim Upitzuim Ltd., 22,862 ordinary shares and warrants to purchase 2,280 ordinary shares held by Poalim Ventures I Ltd., 7,018 ordinary shares and warrants to purchase 219 ordinary shares held by Yeter Kranot Gmulim Ltd., 3,130 ordinary shares and warrants to purchase 96 ordinary shares held by Amir Keren Gmulim Ltd. and 1,164 ordinary shares held by Peles Keren Gmulim Le’atzmaim Ltd. These entities are either majority or wholly-owned subsidiaries of Bank Hapoalim Ltd. Bank Hapoalim Ltd. is a public company traded on the Tel Aviv Stock Exchange. Approximately 20.74% of the issued share capital of Bank Hapoalim is owned by Arison Holdings (1998) Ltd., approximately 10.95% of the issued share capital of Bank Hapoalim is owned by Salt Industries of Israel Ltd. and approximately 3.9% of the issued share capital is owned by Hyperion BH Holdings LLC. These entities are parties to a shareholders agreement, the purpose of which is to create a control group. The address of Bank Hapoalim is 50 Rothschild Boulevard, Tel-Aviv, Israel.
(7)	Pursuant to agreements entered into by The Challenge Fund – Etgar II L.P. (“Challenge”) and certain investors, Challenge has agreed to transfer an aggregate of approximately 60,000 ordinary shares to such investors. Pending such transfer and subject to conditions contained in such agreements, Challenge has agreed to vote such shares in accordance with the instructions of such investors.
(8)	Jerusalem Global Ltd. (“Jerusalem Global”) holds 2,820 ordinary shares for the benefit of Eastlane Corporation Ltd. (“Eastlane”). Pursuant to an agreement between Jerusalem Global and Eastlane, as the equitable owner of these shares, Eastlane will receive its pro rata share of the net proceeds received by Jerusalem Global in the offering.
(9)	Consists of 457,500 ordinary shares and options to purchase 375,000 ordinary shares.
(10)	Consists of 457,500 ordinary shares and options to purchase 375,000 ordinary shares.
(11)	Consists of 1,692,270 ordinary shares and warrants to purchase 65,492 ordinary shares held by GAP LP, 1,365,244 ordinary shares and warrants to purchase 52,839 ordinary shares held by GAP Bermuda, 1,107,923 ordinary shares and warrants to purchase 42,879 ordinary shares held by GAP-W International, 56,476 ordinary shares and warrants to purchase 2,187 ordinary shares held by GapStar, 4,687 ordinary shares and warrants to purchase 182 ordinary shares held by GAPCO KG, 227,310 ordinary shares and warrants to purchase 8,799 ordinary shares held by GAPCO III, 64,006 ordinary shares and warrants to purchase 2,478 ordinary shares held by GAPCO IV. GAP LLC is the general partner of GAP LP and the sole member of GapStar. GAP Bermuda GenPar is the general partner of GAP Bermuda. GAPCO Management is the general partner of GAPCO KG. The Managing Members of GAP LLC are the senior executive officers and directors of GAP Bermuda GenPar. The Managing Members of GAPCO III and GAPCO IV are Managing Members of GAP LLC. The Managing Members of GAP LLC are also the senior executive officers of GAP-W International. In addition, the Managing Members of GAP LLC also make voting and investment decisions with respect to GAPCO Management and GAPCO KG. Mr. Trahanas is a Managing Member of each of GAP LLC, GAPCO III and GAPCO IV; a Vice President and Director of GAP Bermuda GenPar; and a Vice President of GAP-W International. GAP LP, GAP Bermuda, GAP-W International, GapStar, GAPCO III, GAPCO IV, GAPCO KG, GAP LLC, GAP Bermuda GenPar and GAPCO Management (collectively, the “GAP Group”) are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Mr. Trahanas disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The address of Mr. Trahanas and the GAP Group (other than GAP Bermuda, GAP Bermuda GenPar, GAPCO KG and GAPCO Management) is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830. The address of GAP Bermuda and GAP Bermuda GenPar is Clarendon House, Church Street, Hamilton, Bermuda. The address of GAPCO KG and GAPCO Management is c/o General Atlantic Partners GmbH, is Koenigsallee 62, 40212 Duesseldorf, Germany.
(12)	Consists of 1,927,391 ordinary shares and warrants to purchase 192,156 ordinary shares held by ABS Ventures VIII, L.P. Mr. Burgess, one of our directors, is a general partner in ABS Ventures and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by ABS Ventures. Mr. Burgess disclaims beneficial ownership of the ordinary shares beneficially owned by ABS Ventures except to the extent of his proportional interest therein.
(13)	Consists of 1,214,685 ordinary shares held by Jerusalem Venture Partners L.P. and 109,590 ordinary shares held by Jerusalem Venture Partners (Israel) L.P. Glen Schwaber, one of our directors, is a partner of Jerusalem Partners L.P., the general partner of Jerusalem Venture Partners L.P. Mr. Schwaber disclaims beneficial ownership of the ordinary shares beneficially owned by these entities except to the extent of his proportional interest therein.

BACKGROUND INFORMATION

History of Share Capital

The significant changes in our share capital during the three years ended December 31, 2003 are described below.

In 2001, we authorized a new series of preferred shares designated as Series H Preferred Shares. Pursuant to a share purchase agreement, dated October 15, 2001, we sold an aggregate of 4,533,615 Series H Preferred Shares at a purchase price of $6.62 per share in three closings during 2001 and 2002. In addition, we granted warrants to these purchasers to purchase an aggregate of 906,750 Series H Preferred Shares at an exercise price of $6.62 per share. A total of 26 investors purchased the Series H Preferred Shares and warrants with Deutsche Bank AG London purchasing approximately 50% of the total Series H Preferred Shares sold. Deutsche Bank AG London subsequently transferred its shares to ABS Ventures VIII, L.P.

The ordinary shares beneficially owned by ABS Ventures VIII, L.P. were transferred to it by Deutsche Bank AG London in March 2004. In May 2004, several of our preferred shareholders sold some of their preferred shares and warrants to entities affiliated with General Atlantic Partners, LLC. The General Atlantic entities hold an aggregate of 4,692,772 ordinary shares. We are not aware of any other significant changes in ownership of our shares that have occurred during the last three years as a result of a transfer among our shareholders.

Two of our former employees exercised options to purchase 4,875 ordinary shares.

Purposes under Our Memorandum of Association and Articles of Association

Pursuant to our Memorandum of Association and Article 3B of our Articles of Association, our purposes are to engage in any legal occupation and/or business.

Registration Number

Our registration number with the Israeli Companies Registrar is 51-202843-2.

DESCRIPTION OF SHARE CAPITAL

Share Capital

On April 7, 2004, our shareholders approved an increase to our authorized share capital and new Articles of Association that will become effective immediately prior to this offering as well as a 10-for-1 share split of our ordinary shares. On May 7, 2004, our shareholders approved an increase to our authorized share capital for our preferred shares and our board of directors issued 0.5 bonus shares for each share outstanding. The effect of a 10-for-1 share split and issuance of 0.5 bonus shares for each share outstanding is the same as a 15-for-1 share split. Immediately prior to the closing of this offering, and giving effect to the share split and bonus share issuance, all of our outstanding preferred shares will automatically convert into an aggregate of 11,229,401 ordinary shares, which excludes up to 1,230,141 ordinary shares to be issued at the closing of this offering upon the conversion of preferred shares to be issued upon the exercise of outstanding warrants held by certain of our shareholders (or 613,207 ordinary shares assuming cashless exercise of all such warrants).

As of the date of this prospectus, our authorized share capital consists of 41,900,000 ordinary shares, 1,019,250 Series A preferred shares, 750,000 Series B preferred shares, 270,000 Series C preferred shares, 45,750 Series D preferred shares, 1,095,000 Series E preferred shares, 360,000 Series F preferred shares, 2,910,000 Series G preferred shares and 5,700,000 Series H preferred shares, each with a par value of NIS 0.01 per share.

Upon the closing of this offering, our authorized share capital will consist of 50,000,000 ordinary shares, NIS 0.01 par value, of which 18,012,251 ordinary shares will be issued and outstanding.

All of our issued and outstanding ordinary shares are duly authorized, validly issued, fully paid and non-assessable. Our ordinary shares do not have preemptive rights. During the year ended December 31, 2003, 15,000 options to purchase ordinary shares were exercised. Our memorandum of association, articles of association and the laws of the State of Israel do not restrict the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel.

Dividend and Liquidation Rights

The holders of the ordinary shares to be sold in this offering will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares on or after the date of this prospectus. We may declare dividends out of profits legally available for distribution. Under the Companies Law, a company may distribute a dividend only if the distribution does not create a reasonably foreseeable risk that the company will be unable to meet its existing and anticipated obligations as they become due. A company may only distribute a dividend out of the company’s profits, as defined under the Companies Law. If the company does not meet the profit requirement, a court may allow it to distribute a dividend, as long as the court is convinced that there is no reasonable risk that a distribution might prevent the company from being able to meet its existing and anticipated obligations as they become due.

Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association provide that the board of directors may declare and distribute dividends without the approval of the shareholders. For more information on our ability to grant or declare dividends, see “Dividend Policy.” In the event of our liquidation, holders of our ordinary shares have the right to share ratably in any assets remaining after payment of liabilities, in proportion to the paid-up par value of their respective holdings.

These rights may be affected by the grant of preferential liquidation or dividend rights to the holders of a class of shares that may be authorized in the future.

Voting, Shareholder Meetings and Resolutions

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are authorized in the future.

Under the Companies Law, an annual general meeting of our shareholders should be held once every calendar year, but no later than 15 months from the date of the previous annual general meeting. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy holding at least 33.33% of the voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any number of shareholders present in person or by proxy.

Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of two directors or one quarter of the directors in office or the holder or holders of 5% of our share capital plus 1% of the voting power or the holder or holders of 5% of the voting power. The chairman of the board of directors presides at each of our general meetings. The chairman of the board of directors is not entitled to a vote at a general meeting in his capacity as chairman.

Most shareholders’ resolutions, including resolutions to:

•	amend our memorandum or articles of association;
•	make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation;
•	authorize a new class of shares, elect directors, other than external directors;
•	appoint auditors; or
•	approve transactions with office holders;

will be deemed adopted if approved by the holders of a majority of the voting power represented at a shareholders’ meeting, in person or by proxy, and voting on that resolution. None of these actions require the approval of a special majority.

Transfer of Shares and Notices

Under the Companies Law and our articles of association, shareholders’ meetings require prior notice of at least 21 days. Our fully paid ordinary shares are issued in registered form and are freely transferable under our articles of association.

Modification of Class Rights

The Companies Law provides that the rights of a particular class of shares may not be modified without the vote of a majority of the affected class.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or
•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

See “Management — Board of Directors and Executive Officers” regarding our staggered board.

Anti-takeover Provisions; Mergers and Acquisitions

Merger

The Companies Law permits merger transactions with the approval of each party’s board of directors and shareholders. In accordance with the Companies Law, our articles of association provide that a merger may be approved at a shareholders meeting by a majority of the voting power represented at the meeting, in person or by proxy, and voting on that resolution. In determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, or the relatives or companies controlled by these persons, are excluded from the vote.

Under the Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 70 days have passed from the time that a merger proposal was filed with the Israeli Registrar of Companies

Standstill and Voting Agreement

Pursuant to our agreement with the General Atlantic entities, the General Atlantic entities agreed to a standstill whereby they may not take any of the following actions, among others, until the earlier of July 31, 2008 and 48 months following the closing of this offering, subject to certain limited exceptions:

•	acquire ownership of any of our securities, which, when added to the other securities owned by the General Atlantic entities and their affiliates, represent in excess of 26% of our outstanding voting securities (after giving effect to this offering);
•	“solicit” any “proxy” (as such terms are defined under the Securities Exchange Act of 1934) from our shareholders, or become a “participant” in any “election contest” (as such terms are defined under the Securities Exchange Act of 1934) with respect to us;
•	vote for the removal of any member of our board of directors;
•	call any meeting of our shareholders;
•	otherwise act, alone or in concert with others, to solicit or negotiate any business combination with us, any restructuring, recapitalization or similar transactions involving us, or any tender offer or exchange offer for any of our voting securities; or
•	form or participate in a “group” (within the meaning of the Securities Exchange Act of 1934) with respect to the foregoing matters.

In addition, under the agreement, the General Atlantic entities agreed that until May 12, 2009, if the approval of certain change of control transactions in which the holders of our ordinary shares receive at least $13.34 per ordinary share are submitted to a vote of our shareholders, and the General Atlantic entities own voting securities representing in excess of 20% of our outstanding voting power, then the General Atlantic entities will vote their voting securities representing in excess of the 20% threshold in the same proportion as the votes cast by all our other shareholders with respect to such change of control transactions.

Tender Offer

The Companies Law requires a purchaser to conduct a tender office in order to purchase shares in publicly held companies, if as a result of the purchase the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 50% of the voting rights.

Under the Companies Law, a person may not purchase shares of a public company if, following the purchase of shares, the purchaser would hold more than 90% of the company’s shares or of any class of shares unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser would hold more than 95% of the company’s shares or a particular class of shares, the ownership of the remaining shares will be transferred to the purchaser. However, if the purchaser is unable to purchase 95% or more of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

Tax Law

Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. See “Israeli Taxation.”

Transfer Agent and Registrar

We have appointed American Stock Transfer and Trust Company, New York, New York, as the transfer agent and registrar for our ordinary shares.

Listing

Our ordinary shares have been approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “PDSN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As we describe below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

Upon the closing of this offering, we will have 18,012,251 ordinary shares outstanding, which includes the 1,682,850 ordinary shares outstanding as of April 30, 2004 and assumes the issuance of 5,100,000 ordinary shares in this offering, the conversion of all of our preferred shares into 11,229,401 ordinary shares (excluding up to 1,230,141 ordinary shares to be issued at the closing of this offering upon the conversion of preferred shares to be issued upon the exercise of outstanding warrants held by certain of our shareholders (or 613,207 ordinary shares assuming cashless exercise of such warrants)), and that there will be no exercise of share options. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. However, if shares are purchased by “affiliates,” as that term is defined in Rule 144 under the Securities Act, their sales of ordinary shares would be subject to volume limitations and other restrictions that are described below.

Other than shares to be sold in this offering, the remaining ordinary shares outstanding upon completion of this offering will be “restricted securities.” We issued and sold these shares in reliance on exemptions from the registration requirements of the Securities Act or in transactions outside of the United States and not subject to the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act, or if they qualify for an exemption from registration under Rule 144 or Rule 701. In addition, restricted securities may be sold outside the United States by our non-United States shareholders and employees pursuant to Regulation S under the Securities Act. Rule 144 and Rule 701 are summarized below.

Assuming the underwriters exercise their overallotment option, our ordinary shares outstanding upon closing of this offering will be eligible for sale into the public market as follows:

Approximate
Number of Shares	Description
6,900,000	After the date of this prospectus, freely tradeable shares sold in this offering.
9,253,650	In addition, after 180 days from the date of this prospectus, except as otherwise discussed below, the lock-up period will expire, and these ordinary shares will be saleable under Rule 144, subject, in some cases, to holding periods and volume limitations.

Lock-up Agreements

Our officers and directors and shareholders representing approximately 96.8% of our outstanding capital stock, who collectively hold an aggregate of 15,072,472 ordinary shares, have agreed that they will not sell any ordinary shares owned by them without the prior written consent of Citigroup Global Markets Inc. for a period of 180 days from the date of the lock-up agreement. We have agreed to allow certain transfers of ordinary shares subject to a lock-up agreement to take place during the lock-up period, provided that the transferee in each case agrees to be bound by a similar lock-up agreement and the transfer does not involve a sale or other disposition for value. The 180-day lock-up period will be extended if (1) we issue an earnings release during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 17-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 17 days after the date of the earnings release. In addition, holders of options to purchase our shares which vest and become exercisable prior to the expiration of the lock-up period have entered into similar lock-up agreements and we have agreed not to accelerate the vesting of any of our other option holders prior to the expiration of the lock-up period subject to limited exceptions. To the extent shares are released before the expiration of the lockup period and these shares are sold into the market, the market price of our ordinary shares could decline. Immediately following the 180-day lockup period, ordinary shares outstanding after this offering will become available for sale, subject to compliance with Rule 144 and Rule 701, if applicable. In addition, under our agreement with the General Atlantic entities, the General Atlantic entities are prohibited from offering, selling or disposing of any of our ordinary shares owned by them without our prior written consent for a period of 18 months following the earlier of July 31, 2004 and closing of this offering, subject to limited exceptions, such as transfers to affiliates who agree to be bound by this lock-up.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned ordinary shares for at least one year, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the total number of our ordinary shares then outstanding, which is expected to equal approximately 217,000 ordinary shares immediately after the closing of this offering; or
•	the average weekly trading volume of our ordinary shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k) as currently in effect, a person who has not been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned our ordinary shares for at least two years, including the holding period of any owner other than an affiliate, is entitled to sell those shares without regard to volume limitations, manner of sale provisions or information requirements under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, these shares may be sold immediately upon the closing of this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officer, consultants or advisors who purchased ordinary shares from us in connection with a compensatory share option plan or other written agreement before the date of this prospectus is entitled to resell those ordinary shares 90 days after the date of this prospectus in reliance on Rule 144, without having to comply with some restrictions, including the one-year holding period, contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the ordinary shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are considered restricted securities and, subject to the restrictions we describe above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates, under Rule 144, without compliance with its one-year minimum holding period requirement.

Stock Options

Following completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register 4,445,580 ordinary shares issued or issuable under our share option plans. The registration statement on Form S-8 is expected to become effective automatically upon filing. As of May 1, 2004, options to purchase 3,814,290 ordinary shares were issued and outstanding, of which options to purchase 1,384,121 ordinary shares had vested and had not been exercised. Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the public market, immediately following the expiration of or release from the lock-up agreements.

Registration Rights

Beginning six months after the date of this offering, the holders of 14,142,392 of our ordinary shares, assuming the exercise of all outstanding warrants, will, under some circumstances, have rights to require us to register their shares for future sale. Registration of their shares under the Securities Act would result in those shares becoming freely available without restriction, except for share purchases by our affiliates, immediately upon the effectiveness of the registration statements. We describe the registration rights of these holders under “Related Party Transactions — Registration Rights.”

CONDITIONS IN ISRAEL

We are incorporated under the laws of the State of Israel and our principal executive offices and substantially all of our research and development facilities are located in Israel. Accordingly, we are affected directly by political, economic and military conditions in Israel. Our operations would be substantially impaired if major hostilities involving Israel occur or if trade between Israel and its present trading partners is curtailed.

Political Conditions

Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In 1979, however, a peace treaty between Israel and Egypt was signed under which full diplomatic relations were established. In October 1994, Israel and Jordan signed a peace treaty, which provides, among other things, for the commencement of full diplomatic relations between the two countries, including the exchange of ambassadors and consuls. In addition, this treaty expresses the mutual desire of the parties for economic cooperation and calls for both parties to lift economic barriers and discrimination against the other and to act jointly towards the removal of any economic boycotts by third parties. To date, there are no peace treaties between Israel and Syria or Lebanon.

Since 1993, a series of agreements were signed by Israel and Palestinian representatives, outlining several interim Palestinian self-government arrangements. The implementation of these agreements with the Palestinian representatives has been subject to difficulties and delays and a resolution of all of the differences between the parties remains uncertain. Since 2000, there has been a significant increase in violence, primarily in the West Bank and Gaza Strip, and negotiations between Israel and Palestinian representatives have ceased.

We cannot predict whether any other agreements will be entered into between Israel and its neighboring countries, whether a final resolution of the area’s problems will be achieved, the nature of any resolution of this kind, or whether the current civil unrest will continue and to what extent this unrest will have an adverse impact on Israel’s economic development, on our operations in the future and on our share price.

Despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, some countries, principally those in the Middle East as well as Malaysia and Indonesia, and some companies and organizations in those countries, continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on our business, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of our business.

Military Service

Generally, all male adult citizens and permanent residents of Israel under the age of 54, unless exempt, are obligated to perform up to 36 days of military reserve duty annually. Additionally, all of these residents may be called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees located in Israel are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of the requirements on our workforce or business if conditions should change, and we cannot predict the effect any expansion or reduction of these obligations might have on us.

Trade Agreements

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. Israel has also been granted preferences under the Generalized System of Preferences from Japan. These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

Israel and the U.S. entered into a Free Trade Agreement (FTA) in 1985. Under the FTA, most products receive immediate duty-free status. The FTA eliminated all tariff and some non-tariff barriers on most trade between the two countries in 1995. Israel became associated with the European Economic Community, now known as the European Union, under a 1975 Free Trade Agreement, which confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from those countries over a number of years. Israel is a member of the European Union’s Sixth research and

Development Program, giving Israelis access to research and development tenders in the European Union countries. Since 1993, a free trade agreement has been in effect between Israel and the European Free Trade Association, or EFTA, whose members include Switzerland, Norway, Iceland and Liechtenstein. The agreement grants the exporting countries of EFTA trading with Israel conditions similar to those Israel enjoys with the U.S.

In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India and other nations in Asia and Eastern Europe, with which Israel previously had not had these relations.

ISRAELI TAXATION

The following is a summary of the principal Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons acquiring ordinary shares in this offering. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel, traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 36% of their taxable income. However, as discussed below, the rate is effectively reduced for income derived from an Approved Enterprise.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be described as follows:

•	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.
•	Where a company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.
•	Subject to specified limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959 (the “Investment Law”) provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Investment Center of the Israel Ministry of Industry and Trade (the “Investment Center”), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

Currently we have two Approved Enterprise programs under the Capital Investments Law, which entitle us to tax benefits. The Approved Enterprise program grants us a two-year tax exemption for undistributed income and an additional period of five years of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. Undistributed income derived from our Approved Enterprise is exempt from tax as stated above, commencing on the first year in which we generate taxable income from the Approved Enterprise. The tax benefits for these programs have not yet started. In any event, the period in which we are entitled to the tax benefits is limited to twelve years from the commencement of production or fourteen years from the date of approval, whichever is earlier. If we distribute a dividend from income that is tax exempt, we would have to pay up to 25% tax in respect of the amount distributed.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the Alternative Benefits Program is elected.

The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval. If we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest. We believe that our Approved Enterprises currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;
•	accelerated depreciation rates on equipment and buildings;
•	under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and
•	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Nonresidents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25%, which tax will be withheld at source. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. resident is 25%. However, dividends paid from income derived from our Approved Enterprise are subject to withholding at the rate of 15%.

Capital Gains Taxes Applicable to Non-Israeli Shareholders

Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation. In addition, the US-Israel Tax Treaty exempts US residents who hold an interest of less than 10% in an Israeli company, and who held an interest of less than 10% during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a description of the material U.S. federal income tax considerations applicable to an investment in the ordinary shares by U.S. Holders who acquire their shares pursuant to this offering and who hold the ordinary shares as capital assets for U.S. federal income tax purposes, generally, for investment. Morrison & Foerster LLP has acted as our counsel, has reviewed the description, and is of the opinion, subject to the limitations and qualifications described herein, and except for the specific discussion regarding our belief that we will not be a passive foreign investment company for our current taxable year, that the information contained herein, to the extent such information constitutes matters of law or legal conclusions, is accurate in all material respects as of the date of this prospectus. As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is:

•	a citizen or resident of the United States;
•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if the trust has elected validly to be treated as a United States person for U.S. federal income tax purposes or if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions.

The term “Non-U.S. Holder” means a beneficial owner of an ordinary share who is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder also are discussed below.

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to in this discussion as the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, each as available and in effect as of the date of this prospectus. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	insurance companies;
•	dealers in stocks, securities or currencies;
•	financial institutions and financial services entities;
•	real estate investment trusts;
•	regulated investment companies;
•	persons that receive ordinary shares as compensation for the performance of services;
•	tax-exempt organizations;
•	persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;
•	individual retirement and other tax-deferred accounts;
•	expatriates of the United States;
•	persons having a functional currency other than the U.S. dollar; and
•	direct, indirect or constructive owners of 10% or more, by voting power or value, of PowerDsine.

This discussion also does not consider the tax treatment of persons or partnerships who hold ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax or alternative minimum tax.

We urge you to consult with your own tax advisor regarding the tax consequences of investing in the ordinary shares, including the effects of federal, state, local, foreign and other tax laws.

Distributions Paid on the Ordinary Shares

We have never paid cash dividends and we currently do not intend to pay cash dividends in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

Under recently-enacted U.S. federal income tax legislation, a non-corporate U.S. holder’s “qualified dividend income” currently is subject to tax at reduced rates not exceeding 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

(a)	the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., or
(b)	that corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.

The Internal Revenue Service has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose. Dividends paid by a foreign corporation will not qualify for the reduced rates, however, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a “foreign investment company,” a “foreign personal holding company” or a “passive foreign investment company” for U.S. federal income tax purposes. Currently we do not believe that we will be classified as a “foreign investment company,” a “foreign personal holding company” or a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year. However, see the discussion under “— Passive Foreign Investment Company Considerations” below. Provided we do not become a “foreign investment company,” a “foreign personal holding company” or a “passive foreign investment company” for U.S. federal income tax purposes, dividend distributions with respect to our ordinary shares should be treated as “qualified dividend income” so long as we satisfy the treaty related requirements above or our ordinary shares are readily tradable on an established securities market in the U.S. Taxpayers must satisfy certain holding period requirements in order to be eligible for the reduced rates for qualified dividend income. The reduced rate applicable to dividend distributions does not apply to tax years beginning after December 31, 2008.

Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States.

Foreign Tax Credit

Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividend that we distribute generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services incomes.” The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that purchaser would be entitled to the credit.

Disposition of Ordinary Shares

Upon the sale or other disposition of ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a lower marginal U.S. federal income tax rate than ordinary income, other than qualified dividend income, as defined above. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Israel Tax Treaty on the source of income.

Subject to the discussion below under “Information Reporting and Back-up Withholding”, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

•	that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, or
•	in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company. A non-U.S. corporation will be considered a passive foreign investment company for any taxable year in which, after applying look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of passive assets, which generally means assets that generate, or are held for the production of, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in this offering. If we were classified as a passive foreign investment company, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary share, the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of stock in a passive foreign investment company may not receive a “step-up” in basis on shares acquired from a decedent.

Based upon a projection of our income and assets, determined by reference to the expected market value of our shares when issued and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, and our intended use of the proceeds of this offering, we do not believe that we will be a passive foreign investment company for our current taxable year. However, because passive foreign investment company status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will have become a passive foreign investment company for the current taxable year until after the close of the year. Moreover, we must determine our passive foreign investment company status annually based on tests which are factual in nature, and we have not determined whether we will become a passive foreign investment company in the future. While we intend to manage our business so as to avoid passive foreign investment company status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid passive foreign investment company status or whether our business plans will change in a manner that affects our passive foreign investment company status determination. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a passive foreign investment company, we cannot assure that we will not be considered a passive foreign investment company for any taxable year.

The passive foreign investment company rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund. However, a U.S Holder may make a qualified electing fund election only if we furnish the U.S. Holder with certain tax information. We currently do not provide this information, and we currently do not intend to take actions necessary to permit you to make a qualified electing fund election in the event we are determined to be a passive foreign investment company. As an alternative to making this election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that the Nasdaq National Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the Nasdaq National Market or that the shares will be regularly traded for this purpose.

The rules applicable to owning shares of a passive foreign investment company are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a passive foreign investment company.

Information Reporting and Back-up Withholding

Holders generally will be subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. In addition, Holders will be subject to back-up withholding tax on dividends paid in the United States on ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Holders will be subject to information reporting and back-up withholding tax on proceeds paid within the United States from the disposition of ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Information reporting and back-up withholding may also apply to dividends and proceeds paid outside the United States that are paid by certain “U.S. payors” or “U.S. middlemen,” as defined in the applicable Treasury regulations, including:

(1)	a U.S. person;
(2)	the government of the U.S. or the government of any state or political subdivision of any state (or any agency or instrumentality of any of these governmental units);
(3)	a controlled foreign corporation;
(4)	a foreign partnership that is either engaged in a U.S. trade or business or whose Untied States partners in the aggregate hold more than 50% of the income or capital interests in the partnership;

(5)	a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; or
(6)	a U.S. branch of a foreign bank or insurance company.

The back-up withholding tax rate is 28% for years through 2010. Back-up withholding and information reporting will not apply to payments made to Non-U. S. Holders if they have provided the required certification that they are not United States persons.

In the case of payments by a payor or middleman to a foreign simple trust, foreign grantor trust or foreign partnership, other than payments to a holder that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of the Treasury regulations and payments that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the person treated as the owner of the foreign grantor trust or the partners of the foreign partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

The amount of any back-up withholding will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that required information is furnished to the IRS.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Israel and some of our directors and officers and the Israeli experts named in this prospectus reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, because substantially all of our assets, and those of our non-United States directors and officers and the Israeli experts named herein, are located outside the United States, any judgment obtained in the United States against us or any of these persons may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Gross, Kleinhendler Hodak, Halevy, Greenberg & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act, pursuant to original actions instituted in Israel. However, subject to particular time limitations, executory judgments of a United States court for monetary damages in civil matters may be enforced by an Israeli court, provided that:

•	the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and the court had authority according to the rules of private international law currently prevailing in Israel;
•	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;
•	the judgment is not contrary to the law, public policy, security or sovereignty of the State of Israel and its enforcement is not contrary to the laws governing enforcement of judgments;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;
•	the judgment is no longer appealable; and
•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed PowerDsine, Inc., our U.S. subsidiary, as our agent to receive service of process in any action against us in any United States federal court or the courts of the State of New York arising out of this offering or any purchase or sale of ordinary shares in connection therewith.

Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange for the foreign currency published on the day before date of payment. Current Israeli exchange control regulations also permit a judgment debtor to make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily may be linked to Israel’s consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at that time. Judgment creditors must bear the risk of unfavorable exchange rates.

UNDERWRITING

Citigroup Global Markets Inc., Deutsche Bank Securities, Inc., CIBC World Markets Corp. and Piper Jaffray & Co., are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling shareholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
Underwriter	of Shares

Citigroup Global Markets Inc.
Deutsche Bank Securities, Inc.
CIBC World Markets Corp.
Piper Jaffray & Co.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $        per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $        per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling shareholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our ordinary shares offered by them.

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 900,000 additional ordinary shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors, the selling shareholders and our other shareholders of approximately 96.8% of our outstanding capital stock have agreed that, for a period of 180 days from the date of the lock-up agreement, they will not, without prior written consent of Citigroup, dispose of or hedge any of the shares of our ordinary shares or any securities convertible into our exchangeable for our ordinary shares. The 180-day lock-up period will be extended if (1) we issue an earnings release during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 17-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 17 days after the date of the earnings release. In addition, holders of options to purchase are shares which vest and become exercisable prior to the expiration of the lock-up period have entered into similar lock-up agreements and we have agreed not to accelerate the vesting of any of our other option holders prior to the expiration of the lock-up period, subject to limited exceptions. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Citigroup advised us that it has no present intent or arrangement to release any of the securities subject to these lock-up agreements.

At our request, the underwriters have reserved up to 600,000 ordinary shares for sale at the initial public offering price to our employees, directors and officers, and certain of their friends and family. Individuals who purchase these shares will be subject to a 30-day lock-up period, except our directors and officers who are otherwise subject to the 180-day lock-up described above. The shares offered to employees in Israel will be sold pursuant to an exemption from the Israeli Securities Authority. The number of ordinary shares available for sale to the general public will be reduced by the number of reserved shares sold to these persons. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as all other shares offered in by this prospectus.

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;
•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;
•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and
•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Prior to this offering, there has been no public market for our ordinary shares. Consequently, the initial public offering price for the shares was determined by negotiations between us, the selling shareholders and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our ordinary shares will develop and continue after this offering.

Our ordinary shares have been approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “PDSN.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

	Paid by PowerDsine		Paid by Selling Shareholders

	No	Full	No	Full
	Exercise	Exercise	Exercise	Exercise

Per Share	$	$	$	$
Total	$	$	$	$

In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell ordinary shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the shares in the open market after the distribution has been completed or the exercise of the over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters also may make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors, who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the ordinary shares. They also may cause the price of the ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses of this offering will be $2,000,000.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the ordinary shares and other legal matters in connection with this offering with respect to Israeli law will be passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Tel Aviv, Israel. Legal matters with respect to United States law will be passed upon for us by Morrison & Foerster LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Meitar Liquornik Geva & Leshem Brandwein, Ramat-Gan, Israel, with respect to Israeli law, and by White & Case LLP, New York, New York, with respect to United States law.

Gene Kleinhendler and Amir Halevy, two senior partners of our counsel, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., hold a number of our ordinary shares. Mr. Kleinhendler owns 16,005 ordinary shares and Mr. Halevy owns 15,990 ordinary shares.

EXPERTS

Our financial statements at December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 included in this prospectus have been so included in reliance on the report of Kesselman & Kesselman, independent certified public accountants in Israel, and a member of PricewaterhouseCoopers International Limited, given on the authority of that firm as experts in auditing and accounting. The address of Kesselman & Kesselman is Trade Tower, 25 Hamered Street, Tel Aviv 68125, Israel.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form F-1 under the Securities Act of 1933, as amended, with respect to the ordinary shares that are being offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Refer to the registration statement, exhibits and schedules for further information with respect to the ordinary shares offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other documents are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The registration statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and will fulfill the obligations with respect to those requirements by filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Securities Exchange Act related to the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Securities Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Securities Exchange Act. However, we intend to file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent public accounting firm. We also will furnish quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 45 days after the end of each quarter.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PowerDsine Ltd.

REPORT OF INDEPENDENT AUDITORS

To the shareholders of
POWERDSINE LTD.

We have audited the consolidated balance sheets of PowerDsine Ltd. (the “Company”) and its subsidiary as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2002 and 2003 and the results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Kesselman & Kesselman

Certified Public Accountants

A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

February 10, 2004, except as to Note 10A and B, as to which the date is April 15, 2004, and for Note 10C, as to which the date is May 7, 2004.

POWERDSINE LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

				Pro Forma
	December 31,		March 31,	At March 31,
	2002	2003	2004	2004 (Note 1D)

ASSETS			(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$ 14,086	$ 15,044	$ 15,931
Restricted cash (Note 8A)	500	500	500
Accounts receivable:
Trade (Note 8B)	5,697	4,650	6,413
Prepaid expenses	728	479	766
Other (Note 8C)	637	675	475
Inventories (Note 8D)	363	1,065	1,191

Total current assets	22,011	22,413	25,276
INVESTMENTS AND LONG-TERM RECEIVABLES (Note 2)	880	1,448	1,633
PROPERTY AND EQUIPMENT, net (Note 3)	1,868	1,544	1,547

Total assets	$ 24,759	$ 25,405	$ 28,456

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$ 2,043	$ 141	$ 119
Accrued expenses	1,413	2,888	4,369
Other (Note 8E)	1,005	1,414	1,536
Deferred revenues	228	1,107	1,866

Total current liabilities	4,689	5,550	7,890

ACCRUED SEVERANCE PAY (Note 4)	1,125	1,479	1,639

COMMITMENTS AND CONTINGENT LIABILITY (Note 5)
Total liabilities	5,814	7,029	9,529

SHAREHOLDERS’ EQUITY (Note 6):
Share capital:
Convertible preferred shares of NIS 0.01 par value (Authorized* - 12,150,000 shares; issued and outstanding** - 10,525,575 shares at December 31, 2002 and 2003 and at March 31, 2004 (unaudited) and no shares pro forma (unaudited)	17	17	17	—
Ordinary shares of NIS 0.1 par value (Authorized* - 41,900,000 shares; issued and outstanding** - 1,659,825 shares at December 31, 2002, 1,674,825 shares at December 31, 2003 and 1,682,850 shares at March 31, 2004 (unaudited) and 12,912,251 shares pro forma (unaudited)	4	4	4	116
Additional paid-in capital	63,603	74,491	74,509	74,414
Warrants	2,004	2,004	2,004	2,004
Deferred stock-based compensation		(9,661)	(9,070)	(9,070)
Accumulated deficit	(46,683)	(48,479)	(48,537)	(48,537)

Total shareholders’ equity	18,945	18,376	18,927	18,927

Total liabilities and shareholders’ equity	$ 24,759	$ 25,405	$ 28,456

*	After giving retroactive effect to a ten-to-one stock split and an increase of the authorized share capital, subsequent to March 31, 2004, see Note 10.
**	After giving retroactive effect to a ten-to-one stock split and the issuance of fully paid bonus shares of NIS 0.01 par value at the rate of five shares for every ten shares of NIS 0.01 par value, subsequent to March 31, 2004, see Note 10.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

				Three months ended
	Year ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
SALES	$ 19,623	$ 16,410	$ 25,104	$ 5,138	$ 8,124
COST OF SALES*	12,022	9,655	12,257	2,429	4,034

GROSS PROFIT	7,601	6,755	12,847	2,709	4,090

OPERATING EXPENSES:
Research and development expenses*	12,193	6,050	5,220	1,182	1,408
Selling and marketing expenses*	6,482	5,173	6,138	1,446	1,691
General and administrative expenses*	3,205	2,416	2,130	489	450
Stock-based compensation*	61	—	1,194	131	587

Total operating expenses	(21,941)	(13,639)	(14,682)	(3,248)	(4,136)

LOSS FROM OPERATIONS	(14,340)	(6,884)	(1,835)	(539)	(46)
FINANCIAL INCOME (EXPENSES), net (Note 8H)	(210)	452	93	(5)	21

LOSS BEFORE TAXES ON INCOME	(14,550)	(6,432)	(1,742)	(544)	(25)
TAXES ON INCOME	(50)	(63)	(54)	(24)	(33)

NET LOSS FOR THE PERIOD	$ (14,600)	$ (6,495)	$ (1,796)	$ (568)	$ (58)

NET LOSS PER ORDINARY SHARE:
Basic and diluted	$(8.81)	$(3.91)	$(1.08)	$(0.34)	$(0.03)

WEIGHTED AVERAGE SHARES USED IN COMPUTING NET LOSS PER ORDINARY SHARE:
Basic and diluted	1,656,450	1,659,825	1,660,030	1,659,825	1,677,839

PRO FORMA NET LOSS PER ORDINARY SHARE, (unaudited) (Note 9)
Basic and diluted			$(0.14)		$—

WEIGHTED AVERAGE SHARES USED IN COMPUTING PRO FORMA NET LOSS PER ORDINARY SHARE (unaudited) (Note 9)
Basic and diluted			12,889,431		12,907,240

* Stock-based compensation consists of:
Cost of sales	5		59	12	35
Research and development	17		296	51	165
Selling and marketing	35		219	37	116
General and administrative	4		620	31	271

Total	61	—	1,194	131	587

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

	Share Capital
				Additional		Deferred
	Number of Shares			Paid-in		Stock-based	Accumulated

	Preferred(a)	Ordinary(a)	Amount	Capital	Warrants	Compensation	Deficit	Total

BALANCE AT JANUARY 1, 2001	5,958,720	1,655,325	$ 14	$ 37,481	$ 211	$ (165)	$(25,588)	$ 11,953
CHANGES DURING 2001:
Net loss							(14,600)	(14,600)
Issuance of share capital and warrants	1,667,415		3	8,180(b)	522			8,705
Warrants issued and extended for lines of credit					316			316
Amortization of deferred stock compensation related to employee stock option grants						61		61
Forfeiture of options previously granted to employees				(63)		63
Exercise of employee stock options		4,500	(c)	2				2

BALANCE AT DECEMBER 31, 2001	7,626,135	1,659,825	17	45,600	1,049	(41)	(40,188)	6,437
CHANGES DURING 2002:
Net loss							(6,495)	(6,495)
Issuance of share capital and warrants	2,899,440		4	18,044(b)	909			18,957
Forfeiture of options to employees				(41)		41
Stock-based compensation related to options granted to the Chairman of the Company’s Board of Directors					39			39
Issuance of warrants to a service
provider					7			7

BALANCE AT DECEMBER 31, 2002	10,525,575	1,659,825	21	63,603	2,004	—	(46,683)	18,945
CHANGES DURING 2003:
Net loss							(1,796)	(1,796)
Deferred stock-based compensation related to employee stock option grants				10,855		(10,855)
Amortization of deferred stock-based compensation related to employee stock option grants						1,194		1,194
Exercise of employee stock options		10,500	(c)	18				18
Exercise of warrants		4,500	(c)	15				15

BALANCE AT DECEMBER 31, 2003	10,525,575	1,674,825	$ 21	$ 74,491	$ 2,004	$(9,661)	$(48,479)	$ 18,376

CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2004 (unaudited):
Net loss							(58)	(58)
Forfeiture of options to employees				(4)		4
Amortization of deferred stock-based compensation related to employee stock option grants						587		587
Exercise of employee stock option		8,025	(c)	22				22

BALANCE AT MARCH 31, 2004 (unaudited)	10,525,575	1,682,850	$ 21	$ 74,509	$ 2,004	$(9,070)	$(48,537)	$ 18,927

(a)	After giving retroactive effect to a ten-for-one share split and issuance of fully paid bonus shares of NIS 0.01 par value at the rate of five shares for every ten shares of NIS 0.01 par value, subsequent to March 31, 2004. See Note 10.
(b)	Net of issuance expenses of $2,233 and $106 in the years ended December 31, 2001 and 2002, respectively.
(c)	Represents an amount less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share data)

				Three months
	Year ended December 31,			ended March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,600)	$ (6,495)	$ (1,796)	$ (568)	$ (58)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	745	790	791	257	140
Changes in the accrued liability for severance pay	139	114	354	94	160
Capital loss (gain) from sale of property and equipment	(2)	(1)	(5)	42
Loss (gain) on amount funded in respect of severance pay	13	123	(143)	(21)	(47)
Amortization of deferred stock-based compensation	61		1,194	131	587
Compensation charge related to options granted to the
Chairman of the Company’s Board of Directors		39
Charges related to issuances of warrants to a service provider		7
Charges related to warrants issued and extended for lines
of credit	316
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(2,271)	(1,123)	1,047	1,638	(1,763)
Prepaid expenses	20	(633)	249	179	(287)
Other (including non-current portion)	883	(211)	(221)	(206)	62
Increase (decrease) in accounts payable and accruals:
Trade	(1,113)	694	(1,902)	(1,547)	(22)
Accrued expenses	801	(315)	1,475	91	1,481
Other	(72)	(153)	409	(29)	122
Increase (decrease) in deferred revenues	570	(397)	879	223	759
Decrease (increase) in inventories	2,936	2,344	(702)	(284)	(126)

Net cash provided by (used in) operating activities	(11,574)	(5,217)	1,629	—	1,102

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(952)	(302)	(468)	(123)	(143)
Proceeds from sale of property and equipment	43	5	6	4
Restricted cash		(500)
Proceeds from short-term bank deposit	4,206			(61)
Amounts funded in respect of severance pay	(519)	(286)	(327)		(94)
Amounts withdrawn from severance funds	293	75	85

Net cash provided by (used in) investing activities	3,071	(1,008)	(704)	(180)	(237)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital and exercise of warrants, net of issuance expenses	8,705	18,957	15
Proceeds from exercise of employee stock options	2		18		22
Short-term bank credit and loans, net	3,740	(3,740)

Net cash provided by financing activities	12,447	15,217	33	—	22

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,944	8,992	958	(180)	887
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,150	5,094	14,086	14,086	15,044

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 5,094	$14,086	$15,044	$13,906	$15,931

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—cash paid during the period for:
Interest	$ 378	$ 57	$ 56	$ 21	$ 13

Income taxes	$ 156	$ 73	$ 88	$ 23	$ 19

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

A.   General

1)	PowerDsine Ltd. (the “Company”) is an Israeli Company that together with its wholly owned U.S. subsidiary, PowerDsine, Inc. (collectively the “Group”) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks. In addition to Power-over-Ethernet products, the Group also sells telecommunications products, including telephone ring signal generators and remote power feeding modules. As to the Group’s segment information and principal customers, see Note 8F.
2)	Accounting principles
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
3)	Use of estimates in the preparation of consolidated financial statements
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods. Actual results could differ from those estimates.

B.   Functional currency

The currency of the primary economic environment in which the Company’s and its subsidiary’s operations are conducted is the U.S. dollar (“$” or “dollar”). Substantially all of the Group’s revenues are derived in dollars or in other currencies linked to the dollar. Purchases of most materials and components are carried out in, or linked to, the dollar. Thus, the functional currency of the Group is the dollar.

Balances in foreign currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. Foreign currency transactions are recorded in the consolidated statements of operations using the exchange rates at the transaction dates. Depreciation, amortization and changes in inventories and other changes deriving from non-monetary items are based on historical exchange rates. The resulting translation gains or losses are recorded as financial income or expenses, as appropriate.

C.   Unaudited Interim Results

The accompanying consolidated balance sheet as of March 31, 2004, the consolidated statements of operations and of cash flows for the three months ended March 31, 2003 and 2004, and the consolidated statement of changes in shareholders’ equity for the three months ended March 31, 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Group’s financial position as of March 31, 2004 and results of operations and cash flows for the three months ended March 31, 2003 and 2004. The financial data and other information disclosed in these notes to the financial statements related to these three-month periods are unaudited. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any future year.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued)

D.   Unaudited Pro Forma Shareholders’ Equity
Pro forma information is provided to give effect to the conversion of the Series A through Series H convertible preferred shares upon consummation of the initial public offering as of March 31, 2004. Unaudited pro forma shareholders’ equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the balance sheet.

E.   Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly controlled and owned subsidiary, PowerDsine, Inc., a U.S. based company.
Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales, not yet realized outside the Group, also have been eliminated in consolidation.

F.   Cash and cash equivalents
The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

G.   Inventories
Inventories are valued at the lower of cost or market. Cost is determined as follows:
1) Raw materials—on a weighted average basis.
2) Finished products—on the basis of production costs: Raw materials, and subcontracted work component—on a weighted average basis; Labor and overhead component—at actual cost.

H.   Property and equipment
Property and equipment are recorded at cost and depreciated by the straight-line method over their estimated useful lives.
Depreciation periods are as follows:

Years

Machinery and equipment	7-15
Computers and peripheral equipment	3-5
Office furniture and equipment	7-16

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued)

I.   Impairment of long-lived assets
In 2002, the Group adopted Statement of Financial Accounting Standards (“FAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”) impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values. The adoption of FAS 144 did not have any material impact on the Group’s consolidated financial position and results of operations.

J.   Revenue recognition
Revenues from sales of products are recognized when an arrangement (usually in the form of purchase order) exists, delivery has occurred, title has passed to the customer, the Group’s price to the customer is fixed or determinable and collectability is reasonably assured. In the majority of our agreements with distributors, distributors are entitled to return our products held by such distributors on the date of termination by either party to the agreement. In such terminable agreements, the sales price is neither fixed nor determinable until this cancellation privilege lapses. Therefore, revenues from transactions involving distributors and the related cost of sales are recognized when the products are delivered to the distributor’s customer. Revenues in respect of these transactions are included in deferred revenue until delivered to the distributor’s customers. The Group does not, in the normal course of business, grant rights to return products to its clients and distributors.

The Group provides for warranty costs at the same time as the revenue is recognized. The annual warranty provision is calculated as a percentage of sales, based on historical experience.

K.   Research and development
Research and development expenses are charged to income as incurred.

L.   Advertising expenses
Advertising expenses are charged to income as incurred (see also Note 8G).

M.   Income taxes
Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when these differences reverse. Valuation allowances in respect of deferred tax assets are provided when it is more likely than not that all or part of the deferred tax assets will not be realized.

Upon the distribution of dividends from the tax-exempt income of an “Approved Enterprise” (see also Note 7), the amount distributed will be subject to the tax rate that would have been applicable had the Company not been exempted from payment thereof. The Company intends to permanently reinvest the amounts of tax exempt income and it does not intend to cause distribution of such income as cash dividends.

Therefore, no deferred income taxes have been provided in respect of such tax exempt income.
The Group may incur additional tax liability in the event of an intercompany dividend distribution; no account was taken of the additional tax since it is the Group’s policy not to cause distribution of dividends, which would involve additional tax liability to the Group in the foreseeable future.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxes, which would apply in the event of disposal of investments in the subsidiary, have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, not to realize them.

N.   Stock-based compensation
The Group accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under APB No. 25, deferred stock-based compensation is based on the difference, if any, on the grant date between the fair value of the Company’s shares and the exercise price of related equity awards. The Company recognizes deferred stock-based compensation expense as the Company amortizes the deferred stock-based compensation amounts using the straight line method over the related vesting periods, generally four or five years. In accordance with FAS 123 “Accounting for Stock-Based Compensation” (“FAS 123”), the Group discloses pro-forma information assuming the Group had accounted for employee stock option grants using the fair value-based method defined in FAS 123. The Company accounts for equity awards issued to non-employees in accordance with the provision of SFAS No. 123, “Accounting for Stock-Based Compensation”, and EITF No. 96-18, “Accounting for Equity Instruments that are Issued to other than Employee for Acquiring or in Conjunction with Selling Goods or Services” and related interpretations.
The following table illustrates the effect on net loss and loss per share assuming the Group had applied the fair value recognition provisions of FAS 123 to its stock-based compensation.

				Three months
	Year ended December 31,			ended March 31,

	2001	2002	2003	2003	2004

	(U.S. dollars in thousands,
	except per share data)			(Unaudited)

Net loss, as reported	$(14,600)	$ (6,495)	$ (1,796)	$ (568)	$ (58)
Add—stock-based compensation
expense, included in reported net loss	61	—	1,194	131	587
Deduct—stock-based compensation
expense determined under fair value
method for all awards	(379)	(155)	(1,464)	(226)	(745)

Pro forma net loss	$(14,918)	$ (6,650)	$ (2,066)	$ (663)	$ (216)

Net loss per ordinary share, as reported:
Basic and diluted	$ (8.81)	$ (3.91)	$ (1.08)	$ (0.34)	$ (0.03)

Net loss per ordinary share, pro forma:
Basic and diluted	$ (9.01)	$ (4.01)	$ (1.24)	$ (0.40)	$ (0.13)

O.   Loss per share (“LPS”)
Loss per share is computed based on the weighted average number of shares outstanding during each period, after giving retroactive effect to a ten-to-one stock split and issuance of fully paid bonus shares subsequent to March 31, 2004 (see Note 10).
Basic and diluted LPS is computed by dividing net loss by the weighted average number of ordinary shares outstanding for the period.
Convertible preferred shares, options and warrants were not included in the computation of diluted LPS because the effect would be anti-dilutive. The number of shares used in the calculation of basic and diluted LPS is included in Note 8I.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued)
P.	Comprehensive income (loss)
The Group has no other comprehensive income (loss) components other than net loss for the reported periods.
Q.	Guarantor’s Accounting and Disclosure Requirements for Guarantees
In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that a liability be recorded on the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. The recognition provisions of FIN 45 did not have a material effect on the Group’s consolidated financial statements. See Note 8A for additional disclosures required under FIN 45.
R.	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity
In May 2003, the FASB issued FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise (except for certain instruments) is effective at the beginning of the first interim period beginning after June 15, 2003. Effective July 1, 2003, the Group adopted FAS 150. The adoption of FAS 150 did not have a material effect on the Group’s financial position, results of operations and cash flows.
S.	Fair value of financial instruments
The financial instruments of the Company consist of mainly non-derivative current assets and liabilities. In view of their nature, the fair value of financial instruments included in working capital of the Company is usually identical or close to their carrying value. The fair value of amounts funded in insurance policies in respect of employees severance pay is usually identical or close to their carrying value.
T.	Concentration of credit risks
Financial instruments that subject the Group to credit risks consist primarily of cash and cash equivalents, which are deposited in major financial institutions in the U.S. and Israel, and of trade receivables.

A substantial part of the Group’s revenue is derived from its principal customers (see also Note 9). These customers are large and well-known enterprises all over the world. The Group evaluates the collectibility of its trade balances on a current basis. The allowance for doubtful accounts has been determined for specific debts where collection is doubtful.

U.   Recently issued accounting pronouncements in the United States of America
1) FIN 46
In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (“VIEs”) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued)
Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective date. In December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46. This partial deferral established the effective date for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. The Company currently has no variable interests in any VIE. Accordingly, the adoption of FIN 46 and FIN 46-R did not have a material impact on the Group’s financial position, results of operations and cash flows.

2) FAS 132 (revised 2003)
In December 2003, the FASB issued FAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”). This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans.

Part of the new disclosure provisions are already effective and accordingly have been applied by the Company in these consolidated financial statements. The remaining provisions of FAS 132 (revised 2003), which have a later effective date, are currently being evaluated by the Company.

NOTE 2 — INVESTMENTS AND LONG-TERM RECEIVABLES

Investments and long-term receivables are composed as follows:

	December 31,

	2002	2003

	(U.S. dollars in thousands)
Amount funded by insurance policies in respect of employee severance pay (see Note 4)	$822	$1,207
Loans to employees, net of current maturities(1)	13	1
Prepaid expenses	45	240

	$880	$1,448

(1) The loans are linked to the Israeli CPI and bear 4% annual interest.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — PROPERTY AND EQUIPMENT

A.	Property and equipment grouped by major classification, is as follows:

	December 31,

	2002	2003

	(U.S. dollars in thousands)
Cost:
Machinery and equipment	$ 1,816	$ 1,894
Computers and peripheral equipment	1,488	1,784
Office furniture and equipment	491	548
Leasehold improvements	321	339

	4,116	4,565
Less—accumulated depreciation and amortization	(2,248)	(3,021)

	$ 1,868	$ 1,544

B.	Depreciation and amortization expenses in respect of property and equipment amounted to approximately $745,000, $790,000 and $791,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

NOTE 4 — EMPLOYEE RIGHTS UPON RETIREMENT

A.	Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company has recorded a severance pay liability for the amount that would be paid if all its Israeli employees were dismissed at the balance sheet date, on an undiscounted basis, in accordance with Israeli labor law. This liability is computed based upon the number of years of service multiplied by the latest monthly salary. The amount of accrued severance pay above represents the Company’s severance pay liability in accordance with labor agreements in force and based on salary components, which in management’s opinion, create an entitlement to severance pay.

The liability is partly funded by insurance policies. The amounts funded are included among investments and long-term receivables (see Note 2). The Company may only utilize the insurance policies for the purpose of disbursement of severance pay.

B.	Severance pay expenses amounted to approximately $280,000, $331,000, $337,000 and $123,000 for the years ended December 31, 2001, 2002, 2003 and the three months ended March 31, 2004 (unaudited), respectively.

C.	The Company expects to contribute $412,000 in the year ending December 31, 2004 to the insurance policies in respect of its severance pay obligation.

NOTE 5 — COMMITMENTS AND CONTINGENT LIABILITY

A.	Commitments—lease agreements
The Group leases office space under operating lease agreements expiring in January 2006. The Group also leases cars for its employees under operating lease agreements expiring on different dates through December 2006. Lease payments are mainly linked to the exchange rate of the dollar. The projected lease payments under the above leases, at rates in effect as of December 31, 2003, are as follows:

Year ending December 31:	(U.S. dollars in thousands)

2004	$1,018
2005	1,111
2006	922

$3,051

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — COMMITMENTS AND CONTINGENT LIABILITY (continued)
Rental expenses totaled $702,000, $699,000 and $343,000 in the years ended December 31, 2001, 2002 and 2003, respectively. Car lease expenses totaled $746,000, $661,000 and $741,000 in the years ended December 31, 2001, 2002 and 2003, respectively.
B.	Litigation

   On January 2, 2002, the Company received a copy of a Complaint for Patent Infringement and Request for Jury Trial filed on October 26, 2001 (the “Complaint”) against the Group. The Complaint was filed by ChriMar Systems, Inc. (“ChriMar”) in the United States District Court for the Eastern District of Michigan, Southern Division (the “Court”). In its Complaint, ChriMar Systems claims that the Group has infringed patent rights owned by it. ChriMar Systems requests that the Court determine the following: that the patent was duly and legally issued, and is valid and enforceable, that the Group has directly and/or contributorily infringed the patent and/or actively induced infringement of the patent by others, that the Group be preliminarily and permanently enjoined from engaging in any further acts of infringement of the patent, that ChriMar Systems be awarded damages adequate to compensate for the infringement by the Group, that the infringement by the Group was willful, thereby entitling ChriMar Systems to recover treble damages, that the infringement by the Group has been such to render the action exceptional and that ChriMar Systems be awarded reasonable attorney’s fees, and that ChriMar Systems be awarded such other and further relief as the Court may deem to be right and just.

   On February 21, 2002, the Group filed an answer to the Complaint in which the Group denied all of the allegations stated in the Complaint and raised additional defenses such as laches, estoppel, and failure to state a claim. Neither the Group nor ChriMar Systems took any other action in connection with this matter. ChriMar Systems also filed a lawsuit against Cisco Systems, Inc. (“Cisco”), alleging that Cisco products infringed their patent. On May 15, 2003, the Court, following a stipulation by the parties, entered an order staying the proceeding pending the resolution of the case against Cisco. In the case against Cisco, a Special Master appointed by the Court held that the plaintiff’s patent was not valid. The Court upheld the Special Master’s decision and unless the plaintiff appeals the decision or litigates its other claims, the suit against the Group will be dismissed. At this stage of the litigation the Group’s management and its legal counsel cannot estimate the outcome of the litigation with ChriMar Systems and, therefore, no provisions have been included in the Group’s financial statements in respect of the foregoing claim.

NOTE 6 — SHAREHOLDERS’ EQUITY

   All figures in these financial statements have been retroactively adjusted to reflect the stock split and the issuance of fully paid bonus shares, effected subsequent to March 31, 2004 (see Note 10):

A.   Convertible preferred shares

   Under the Company’s amended and restated Articles of Association, the Company’s convertible preferred shares are issuable in series.

.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDERS’ EQUITY (continued)

   The authorized and issued convertible preferred shares, par value NIS 0.01, as of December 31, 2002, 2003 and March 31, 2004 (unaudited) are as follows:

	December 31, 2002, 2003 and March 31, 2004

	Number of shares

	Authorized	Issued and outstanding

Series A	1,019,250	989,280
Series B	750,000	705,465
Series C	270,000	253,935
Series D	45,750	45,675
Series E	1,095,000	1,080,030
Series F	360,000	333,330
Series G	2,910,000	2,551,005
Series H	5,700,000	4,566,855

	12,150,000	10,525,575

   The Series A, B, C, D, E, F, G and H convertible preferred stock have the following characteristics:

Voting

   The holders of the convertible preferred shares are entitled to vote, together with the holders of ordinary shares, on all matters submitted to shareholders for a vote. Each preferred shareholder is entitled to the number of votes equal to the number of ordinary shares into which each convertible preferred share is convertible at the time of such vote (“as-if converted basis”). Holders of the various series of preferred shares also have the right to vote as a class on various matters specified in the Company’s Articles of Association.

Dividends

   The holders of preferred shares shall be entitled to receive dividends, as and when declared by the Company’s Board of Directors, for the holders of ordinary shares, pari passu, calculated on an as-if converted basis. As of December 31, 2003, no dividends had been declared by the Board of Directors.

Conversion

   Each preferred share is convertible, at the option of its holder, into such number of fully paid and non assessable ordinary shares of the Company at the conversion rate determined in the investment agreement for such preferred share. The conversion rate shall be adjusted as a result of a material capital transaction as set forth in the Company’s Articles of Association. As of December 31, 2003, the conversion rate for Series G preferred shares is 1:1.096867 ordinary shares; the conversion rate for each of the other preferred shares is 1:1 ordinary share. As of December 31, 2003, the Group has reserved 10,772,670 ordinary shares for issuance upon conversion of the preferred shares. See Note 10 for subsequent changes in the conversion rate for Series H preferred shares.

   Conversion is automatic upon consummation of an initial public offering of the Company’s ordinary shares to the public at a pre-money equity valuation of $237.5 million, and generating minimum net proceeds to the Company of $50.0 million (“Qualified IPO”). See Note 10 for subsequent changes in the definition of a Qualified IPO.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDERS’ EQUITY (continued)

   Liquidation preferences

   In the event of a liquidation or deemed liquidation (both, as defined in the Company’s Articles of Association), the Series H preferred shareholders are entitled to receive, prior to, and in preference over, all other classes of shares, by reason of their ownership thereof, an amount per share equal to the higher of: (i) the original issuance price for each Series H preferred share ($6.62), plus an annual compounded rate of return equal to 25%; (ii) the amount obtained by multiplying $6.62 by 2.5; or (iii) the amount per Series H preferred share that such holder would have received for each such share in a distribution of all of the Company’s assets and funds legally available for distribution calculated on an as-if converted basis and on a pro-rata basis. In addition to the higher of (i), (ii) or (iii) above, the Series H preferred shareholders are entitled to receive any declared and unpaid dividends on as-if converted basis (the amounts in this paragraph shall be referred to as the “Series H Preferential Amount”).

   Following the full payment of the Series H Preferential Amount, if any assets or any funds remain in the Company and are legally available for distribution, the Non Series H preferred shareholders are entitled to receive prior to and in preference, an amount equal to the sum of:
•	In a liquidation event: (a) the respective original issuance price; (b) any declared and unpaid dividends on each such Non Series H preferred share; and (c) an amount equal to an 8% return compounded annually on the applicable original issue price, for each such share.

•	In a deemed liquidation: (a) the respective original issuance price; (b) a 25% return, compounded annually on the respective original issue price, for each full year between the closing of the deemed liquidation and the acquisition of such preferred shares; and (c) any declared and unpaid dividend on each Non Series H preferred share.

   The remaining amounts, if any, legally available for distribution shall then be distributed, pari-passu, among all the holders of ordinary shares and of Non Series H preferred shares, on an as-if converted basis.

B.   Ordinary shares

   Each ordinary share is entitled to one vote. The holders of ordinary shares also are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. No dividends have been declared or paid as of December 31, 2003.

   In October 2001 the Company entered into a “Series H preferred share purchase agreement” (the “Series H SPA”) with new investors and current shareholders. The investment was carried out in three separate closings, as follows:
•	The first closing was completed in November 2001. In this closing, the Company issued 1,652,865 NIS 0.01 Series H preferred shares, and 330,570 warrants to purchase Series H preferred shares (see below), for an aggregate consideration of $10,938,000. The amount attributed to the warrants was determined to be $522,000.

•	The second closing was completed in February 2002. In this closing, the Company issued 2,030,685 NIS 0.01 Series H preferred shares and 406,125 warrants to purchase Series H preferred shares (see below) to those current and new investors for an aggregate consideration of $13,438,000. The amount attributed to the warrants was determined to be $641,000.

•	The third closing was completed in September 2002. In this closing, the Company issued 850,065 NIS 0.01 Series H preferred shares and 170,055 warrants to purchase Series H preferred shares (see below) to current and investors for an aggregate consideration of $5,625,000. The amount attributed to the warrants was determined to be $268,000.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDERS’ EQUITY (continued)

Issuance expenses in connection with the Series H preferred shares issuance totaled $2,339,000.

In addition, the Company was obligated under an agreement with the placement agent to issue to the placement agent, without consideration, Series H preferred shares with an aggregate value equal to 1% of the gross proceeds received under the investment above, excluding an amount of up to $8,000,000 of investment made by current shareholders of the Company. The Company issued at that placement 33,240 Series H preferred shares in respect to the three closing of Series H SPA. In connection with the issuance of Series H preferred shares, the Company recorded issuance expenses in the amount of $220,000 representing the fair value of the shares granted to the placement agent.

C.   Warrants

   The Company has issued warrants for ordinary and preferred shares. Warrants outstanding as of December 31, 2003, consist of the following:

Related
		Number of	Fair value	expenses	Exercise
		share	of	amortization	price per	Exercise
Description	Issue Date	equivalents	warrants	term	warrant	term

(U.S. dollars in thousands)
Series H preferred share	Nov 2001,
warrants issued in	Feb 2002 and
connection with Series	Sept 2002
H SPA (see (1) below)		906,750	$1,431	—	$6.62	5 years
Series H preferred share
warrants issued to
lenders in connection
with a line of credit
(see (2) below)	July 2001	211,560	$47	2 years	$6.62	4 years

The fair value of the warrants was calculated using the Black-Scholes model with the following assumption:

	Year ended December 31,

	2002	2003

Risk-free interest rate	5%	5%
Expected lives	3 mths; 2 years	2 years
Dividend yield	0%	0%
Expected volatility	50%	50%

1)	As described above in C, in connection with the Series H SPA, the Company issued to certain investors warrants to purchase Series H preferred shares. The warrants may be exercised, in whole or in part, at any time prior to the earlier to occur of: (i) October 31, 2006, January 29, 2007 or July 18, 2007, depending on the warrant terms; (ii) immediately prior to the closing of the consummation of a Qualified IPO; or (iii) immediately prior to the consummation of a transaction in which all of the issued and outstanding share capital of the Company is transferred. Subject to the other limitations in the warrants, in lieu of payment of the exercise price the holders may elect to exchange the warrant, or any portion thereof, for a number of shares equal to the value of the warrant, or the portion thereof being surrendered. In such event, the Company will issue to the holders of the warrants, for no additional consideration, that number of shares representing the intrinsic value of the warrant on that date (the “non-cash option”).

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDERS’ EQUITY (continued)

2)	On July 17, 2001, in connection with a loan agreement with a syndicate of several lenders which provided the Company with a line of credit in an aggregate amount of up to $7.0 million and bears an annual interest rate of 9% payable quarterly repaid no later than 24 months from the date of the agreement, the Company granted the lenders a warrant to purchase 211,560 of the Company’s Series H preferred shares, with an exercise price per share of $6.62, which is the issuance price for the Series H preferred shares. As of December 31, 2001 the fair value of the warrant was determined to be approximately $47,000. With respect to this warrant, the Company recorded interest expense in the amount of $47,000 in the year ended December 31, 2001.

3)	In December 2003, a service provider exercised 300 warrants into ordinary shares for total consideration of $15,000. In May 2002 and December 2003, the Company issued the service provider 4,305 and 195 warrants, respectively, to purchase the Company’s ordinary shares for services rendered. These warrants were issued out of the Company’s incentive and restrictive stock option plan described in Note 6D below. With respect to those warrants the Company recorded $7,000 and $0 as general and administrative expenses in the years ended December 31, 2002 and 2003, respectively.

4)	The Company recorded $269,000 as interest expense during the year ended December 31, 2001, in connection with warrants issued on various dates through August 2001, to a subsidiary of an Israeli bank, a related party. These warrants expired, without exercise, on February 28, 2002.

D.   Stock option plans
1)	On October 21, 1996, the Company’s Board of Directors approved a Section 102 stock option plan (“102 plan”). Options granted under the 102 plan may be granted to the employees of the Group.
On February 27, 1997, the Company’s Board of Directors approved an incentive and restricted stock option plan for employees of its subsidiary and consultants of the Company and its subsidiary (“the incentive plan”). The incentive plan provides for the grant of incentive stock options as defined under Section 422 of the Internal Revenue Code of 1986, and restricted stock options to purchase ordinary shares of the Company.

In December 2003, following the tax reform in Israel (see Note 7J), the Company’s Board of Directors approved a revised Section 102 stock option plan (the “2003 plan”). Options granted under the 2003 plan may be granted to directors, officers and employees of the Group. The Company’s Board of Directors selected the capital gains tax track for options granted to the Group’s employees.

2)	The 102 plan and the 2003 plan are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. These terms, among other things, provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan, as follows:

•	Through December 31, 2002, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit chargeable to tax in the hands of the employee.
•	As from January 1, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit chargeable to tax as work income in the hands of grantees other than employees, while that part of the benefit that is chargeable to capital gains tax in the hands of the employee shall not be allowable. All being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDERS’ EQUITY (continued)

3)	Each option under the 102 plan, the incentive plan and the 2003 plan can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. Immediately upon exercise of the option and issuance of ordinary shares, the ordinary shares issued upon exercise of the options will confer on holders the same rights as the other ordinary shares.

Options generally vest over four to five years from the date of grant. Any option not exercised within 10 years from grant date will expire, unless extended by the Board of Directors. The exercise price of the options granted under the plans is to be determined by the Board of Directors at the time of the grant.

4)	In January 1, 2002, the Company, with the approval of certain employees, cancelled 739,080 options previously granted to the said employees (each option could be exercised to purchase one NIS 0.01 ordinary share of the Company). The Company granted to the said employees the same number of options in July 2002 at exercise price of $3.33 (fair value at date of grant).

5)	A summary of the status of the option plans as of December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) changes during the periods ended on those dates, is presented below:

	Options outstanding

			Weighted
	Available		average
	For		exercise
	Grant	Shares	price

Outstanding—January 1, 2001	55,020	1,210,725	$6.53
Options granted—at fair value	(176,250)	176,250	8.39
Options exercised	—	(4,500)	0.51
Options forfeited	266,250	(266,250)	8.13

Outstanding—December 31, 2001	145,020	1,116,225	6.47
Options authorized	450,000	—	—
Options granted—at fair value	(1,042,305)	1,042,305	3.33
Options forfeited	988,065	(988,065)	7.43

Outstanding—December 31, 2002	540,780	1,170,465	4.27
Options authorized	1,515,000	—	—
Options granted—at fair value	(1,655,595)	1,655,595(1)	3.33
Options exercised	—	(15,000)	2.21
Options forfeited	58,575	(58,575)	70.2

Outstanding—December 31, 2003	458,760	2,752,485	$3.18
Options authorized (unaudited)	23,900,000	—	—
Options exercised (unaudited)	—	(8,025)	2.75
Options forfeited (unaudited)	750	(750)	3.33

Outstanding—March 31, 2004 (unaudited)	24,359,510	2,743,710	$3.18

Exercisable—March 31, 2004 (unaudited)		1,896,390	$3.22

(1)	Excluding options to related parties, see paragraph E below.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDERS’ EQUITY (continued)

The weighted average grant date fair value of options granted during the year ended December 31, 2001, 2002 and 2003 and the three month period ended March 31, 2003 (unaudited) amounted to $2.18, $0.73, $8.53, and $4.05 per option, respectively. The fair value was determined by using the Black-Scholes option-pricing model based on the following weighted average assumptions:

				Three months
	Year ended December 31,			ended March 31,

	2001	2002	2003	2003	2004

				Unaudited
Risk-free interest rate	6%	5%	5%	5%	5%
Expected lives	5 years	5 years	5 years	5 years	5 years
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	0%	0%	0%	0%	0%

The following table summarizes information about options outstanding and exercisable at December 31, 2003:

December 31, 2003

Options outstanding			Options exercisable

		Weighted
		average
		number of
		years		Weighted
		remaining in		average
	Number of	contractual	Number of	exercise
Exercise price	options	life	options	price

$0.001	16,395	2.08	16,395	$0.001
0.49	123,225	3.44	123,225	0.49
1.74	22,500	4.13	22,500	1.74
2.84	81,750	5.21	81,750	2.84
3.33	3,558,990(1)	8.45	1,396,485(1)	3.33
5.68	14,205	6.20	12,960	5.68
6.62	6,000	8.03	1,500	6.62

	3,823,065		1,654,815

(1) Including options to related parties, see paragraph E below.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDERS’ EQUITY (continued)

The following table summarizes information about options outstanding and exercisable at March 31, 2004 (unaudited):

March 31, 2004

Options outstanding			Options exercisable

		Weighted
		average
		number of
		years		Weighted
		remaining in		average
	Number of	contractual	Number of	exercise
Exercise price	options	life	options	price

$0.001	16,395	1.83	16,395	$0.001
0.49	121,575	3.24	121,575	0.49
1.74	22,500	3.88	22,500	1.74
2.84	81,750	4.53	81,750	2.84
3.33	3,551,865(1)	8.21	1,612,965(1)	3.33
5.68	14,205	5.66	14,205	5.68
6.62	6,000	7.78	3,000	6.62

	3,814,290		1,872,390

(1)	Including options to related parties, see paragraph E below.
6)	The exercise price per share of the options granted in the years ended December 31, 2002 and 2003 was $3.33. In respect of these grants, the Company did not record deferred stock compensation through December 31, 2003. With regard to deferred stock compensation that relates to options granted to employees before 2002, the Company amortized approximately $61,000 in the year ended December 31, 2001.

E.	Options to related parties
1)	In October 2001, the Company’s shareholders approved a grant of 750,000 options to purchase the same amount of the Company’s ordinary shares, NIS 0.01 par value, with an exercise price equal to $3.33, to its two co-founders (employees of the Company and shareholders), on the following terms:

(a)	300,000 of the options were fully vested on the grant date, and
(b)	450,000 vest on the earlier to occur of: (i) a Qualified IPO; or (ii) any deemed liquidation event in which the Series H preferred shareholders either receive or waive the right to receive their Series H Preferential Amount. These financial statements do not include any stock-based compensation expenses relating to this award. The Company will record a one-time stock-based compensation expense, upon the date of the occurrence of one of the above mentioned events, equal to the difference between the fair value of an ordinary share on that date and $3.33 multiplied by 450,000. As mentioned in F below, the Company is engaged in an initial public offering of its ordinary shares.

In addition, in November 2003, the Company’s shareholders approved a grant, under the 2003 plan, of 255,000 options to purchase the same amount of the Company’s ordinary shares, NIS 0.01 par value, to its two co-founders. Those options have an exercise price of $3.33 and they vest over a period of five years.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDERS’ EQUITY (continued)

2)	On July 17, 2002, the Company’s Board of Directors resolved to grant to the Chairman of the Board of Directors of the Company (the “Chairman”) for consulting services rendered, 30,000 options. Of the options, 15,000 options were fully vested and 15,000 options vested throughout that year. All options granted to the Chairman will be exercised by cashless exercise mechanism and other than that will have the same terms as options granted under the employee share option plans. The Company recorded approximately $39,000 general and administrative expenses in the year ended December 31, 2002 based on the fair value of such options determined using the Black-Scholes option pricing model and the assumption listed in Note 6 above.

3)	On July 15, 2003, the Company held its annual shareholders meeting. In that meeting the shareholders of the Company resolved to grant 37,500 fully vested options to a director (who had served as a chairman of the Board of Directors of the Company) for services rendered as a director. Each option is exercisable into one ordinary share of the Company. The exercise price of such options is $3.33.

In addition, at the same meeting it was resolved to grant 283,030 options to the new Chairman for service rendered as Chairman. Each option is exercisable into one ordinary share of the Company. The exercise price of such options is $3.33. The options vest in four equal annual installments starting on the grant date.

F.	Public Offering
On February 10, 2004, the Company’s Board of Directors authorized the Company to file a registration statement with the U.S. Securities and Exchange Commission for an initial public offering of its ordinary shares.

NOTE 7 — TAXES ON INCOME
A.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “law”)
Under the law, by virtue of the “approved enterprise” status granted to certain production facilities, the Company is entitled to various tax benefits, as follows:
1)	Reduced tax rates
In respect of income derived from its approved enterprise, the Company is entitled to reduced tax rates during a period of seven years from the year in which the enterprise first earns taxable income, but not later than 2010. Since the Company has not yet derived taxable income, the period of benefits in respect of the approved enterprise of the Company has not yet commenced.

Income derived from the approved enterprise is tax exempt during the first two years of the seven-year tax benefit period as above and is subject to a reduced tax rate during the remaining five years of benefits.

In the event of distribution of cash dividends from income, which was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.
The Company has decided to permanently reinvest the amount of such tax exempt income, and not distribute it as dividends.
2)	Accelerated depreciation
The Company is entitled to claim accelerated depreciation in respect of equipment used by the approved enterprise during the first five tax years of the operation of these assets.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — TAXES ON INCOME (continued)

3)	Conditions for entitlement to the benefits
The entitlement to the above benefits is conditioned upon the Company’s fulfillment of the conditions stipulated by the law, the regulations published hereunder and the certificates of approval for the specific investments in the approved enterprise.

In the event the Company fails to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index (“CPI”) and interest.

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter—the Inflationary Adjustments Law)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI. The Company is taxed under this law.

As explained in Note 1B, the financial statements are measured in dollars. The difference between the change in the Israeli CPI and the exchange rate of the dollar relative to the Israeli currency, both on an annual and cumulative basis, causes differences between taxable results and results reflected in these financial statements.

Paragraph 9(f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax based of assets and liabilities that are measured from the local currency into dollars using historical, exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

C.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969
The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses as a deduction for tax purposes and amortization of patents and certain other intangible property rights.

D.	Tax rates applicable to income from other sources
Income not eligible for approval enterprise benefits is taxed at the regular rate of 36%.
E.	Taxation of the U.S. subsidiary
The U.S. subsidiary is taxed in accordance with U.S. tax laws.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — TAXES ON INCOME (continued)
F.	Taxes on income included in the consolidated operating statements

	Year ended December 31,

	2001	2002	2003

	(U.S. dollars in thousands)
Loss before taxes on income:
Israel	$(17,901)	$ (6,626)	$ (1,868)
United States	3,351	194	126

	$(14,550)	$ (6,432)	$ (1,742)

Taxes on income:
Israel	$ —	$ —	$ —
United States	(50)	(63)	(54)

	$ (50)	$ (63)	$ (54)

G.	Carryforward tax losses
The Company has carryforward tax losses as of December 31, 2003 in the amount of approximately $43.0 million. Under Israeli tax laws, carryforward tax losses of the Company are linked to the Israeli CPI, and can be utilized indefinitely.

H.	Theoretical tax
A reconciliation of the amount of the income tax benefit that results from applying the statutory income tax rate of 36% to pretax loss and the reported amount of income tax expenses is as follows:

				Three months
	Year ended December 31,			ended March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
	(U.S. dollars in thousands)
Tax benefit at statutory rate	$(5,238)	$(2,315)	$ (627)	$ (196)	$ (21)
Increase in taxes in respect of tax losses incurred in the reported period for which deferred taxes were not created	6,452	2,385	673	199	223
Decrease in taxes resulting from utilization of
carryforward tax losses and expenses for which deferred taxes were not created in previous periods	(1,300)				(188)
Increase in taxes resulting from different
tax rates for the non Israeli subsidiary	136	8	5	3	2
Other		(15)	3	18	17

Income tax expenses	$ 50	$ 63	$ 54	$ 24	$ 33

I.	Deferred income taxes
The Company has decided to permanently reinvest tax exempt income and not cause distribution of dividends from such income, no deferred income tax liabilities have been included in these financial statements in respect of that income. As of December 31, 2003, the Company had no tax exempt income. Virtually all of the Company temporary differences are in respect to carryforward tax losses. The Company expects that during the period its tax losses are utilized, its income would be substantially tax

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — TAXES ON INCOME (continued)

exempt. Accordingly, no deferred tax assets have been included in these financial statements in respect to the Company’s carryforward tax losses.
J.	Reform of the Israeli tax system
In 2002, amendment to the Income Tax Ordinance (No. 132), 2002 (tax reform law) was published. The tax reform law comprehensively reforms certain parts of the Israeli tax system. The tax reform law came into effect on January 1, 2003, although certain provisions therein will only be applied from later dates. The implementation of the tax reform law did not have a material impact on the Company’s financial position as of December 31, 2003 and results of operation for the year then ended.

K.	Tax assessments
The Company has received final tax assessments for the year ended December 31, 2000. The subsidiary has not received final tax assessments since incorporation (May 9, 1997).

NOTE 8 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION
A.	Restricted cash
The Company has $500,000 of restricted cash in one of its bank accounts in favor of one of its subcontractors as a guarantee for the Company’s performance.
B.	Accounts receivable—trade
Accounts receivable trade balances are net of allowances for bad debts. Changes in the allowance balance during the year are as follows:

	Year ended December 31,

	2001	2002	2003

	(U.S. dollars in thousands)
Balance at beginning of year	$ 26	$ 151	$ 68
Increase (decrease) in the allowance during the year	125	(83)	(28)
Cancellation in respect to write-off of bad debts	—	—	(3)

Balance at end of year	$ 151	$ 68	$ 37

C.	Accounts receivable—other

	December 31,

	2002	2003

	(U.S. dollars in thousands)
Government of Israel	$ 563	$ 608
Advances to suppliers	55	55
Other	19	12

	$ 637	$ 675

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

D.	Inventories

	December 31,
			March 31,
	2002	2003	2004

	(U.S. dollars in thousands)		(Unaudited)
Raw materials	$ 184	$ 234	$ 338
Finished products	179	831	853

	$ 363	$1,065	$1,191

E.	Accounts payable and accruals—other

	December 31,

	2002	2003

	(U.S. dollars in thousands)
Payroll and related expenses	$ 395	$ 524
Accrued vacation and recreation pay	517	756
Provision for product warranty(1)	81	129
Other	12	5

	$1,005	$1,414

(1) Change in provision for product warranty was as follows:

			Three months ended
	Year ended December 31,		March 31,

	2002	2003	2003	2004

			(Unaudited)
		(U.S. dollars in thousands)
The changes in the balance during the year:
Balance at beginning of year	—	$ 81	$ 81	$129
Product warranties for new sales	$ 81	43	11	16
Changes in accrual in respect of pre-existing warranties	—	5	—	—

Balance at end of year	$ 81	$129	$ 92	$145

F.	Sales

1) Sales by product type are as follows:

•	PoE—the product that enables the delivery and management of operating power over Ethernet network cables to power end-devices connected to Ethernet network.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

•	Telecommunications—products include telephone ring signals generators, ASIC controllers and DSL remote power feeding modules.

	PoE	Telecommunications	Total

	(U.S. dollars in thousands)
Year ended December 31, 2001
Segment sales to external
customers	$ 8,859	$10,764	$19,623

Year ended December 31, 2002
Segment sales to external
customers	$13,609	$ 2,801	$16,410

Year ended December 31, 2003
Segment sales to external
customers	$22,502	$ 2,602	$25,104

Three months ended March 31, 2003 (unaudited)
Segment sales to external customers	$ 4,222	$ 916	$ 5,138

Three months ended March 31, 2004 (unaudited)
Segment sales to external customers	$ 7,376	$ 748	$ 8,124

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

2) Geographic information for sales is determined according to the location of the customer as follows:

		Long-lived
	Sales	assets

	(U.S dollars in thousands)
Year Ended December 31, 2001 Europe (including Israel)	$ 3,643
North America	7,861
Asia Pacific	8,119

Total	$ 19,623

Year Ended December 31, 2002 Europe (including Israel)	$ 3,229	$1,678
North America	10,854	190
Asia Pacific	2,327

Total	$ 16,410	$1,868

Year Ended December 31, 2003 Europe (including Israel)	$ 7,302	$1,419
North America	15,427	125
Asia Pacific	2,375

Total	$ 25,104	$1,544

Three months ended March 31, 2003 (unaudited): Europe (including Israel)	$ 1,523
North America	3,243
Asia Pacific	372

Total	$ 5,138

Three months ended March 31, 2004 (unaudited): Europe (including Israel)	$1,732
North America	4,796
Asia Pacific	1,596

Total	$8,124

3) Sales to principal customers (exceeding 10% of net sales) by percentages of net sales:

	Year ended December 31,				Three months ended March 31,

	2001		2002	2003	2003		2004

	PoE	Telecomm-				Telecomm-
	PoE	unications	PoE	PoE	PoE	unications	PoE

					(Unaudited)		(Unaudited)
Customer A	17%	4%
Customer B				10%	11%
Customer C		23%
Customer D			17%	18%
Customer E			11%	13%	17%		21%
Customer F				11%	12%	1%	12%

	17%	27%	28%	52%	40%	1%	33%

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

G. Advertising expenses
Advertising expenses amounted to approximately $249,000, $190,000 and $126,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

H.   Financial income (expenses), net
	Year ended December 31,

	2001	2002	2003

	(U.S. dollars in thousands)
Exchange rate (losses) gains, net	$ 404	$323	$ (52)
Interest and bank commissions, net	(614)	129	145

	$(210)	$452	$ 93

I.	Loss Per Share

The following potential ordinary shares that would result from the assumed conversion of convertible preferred shares and the exercise of outstanding options and warrants which were excluded from the computation of the LPS as they had an anti-dilutive effect:

				Three months
	Year ended December 31,			ended March 31,

	2001	2002	2003	2003	2004

(Unaudited)
Convertible preferred shares	7,626,135	10,772,670	10,772,670	10,772,670	10,772,670
Option to purchase ordinary shares	1,866,225	1,920,465	3,823,065	2,152,590	3,814,290
Warrants	1,319,490	1,122,630	1,118,310	1,122,630	1,118,310

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — UNAUDITED PRO FORMA NET LOSS PER ORDINARY SHARE

Pro forma basic and diluted net loss per share have been computed to give effect to convertible preferred shares that will convert upon the closing of the Company’s initial public offering (using the as-converted method) for the year ended December 31, 2003 and the three months ended March 31, 2004. A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net loss per common share follows:

	Year ended	Three months
	December 31,	ended March 31,
	2003	2004

	(Unaudited)
Pro forma net loss per ordinary share, basic and diluted: Net loss	$ (1,796)	$ (58)

Weighted-average shares used in computing net loss per ordinary share, basic and diluted	1,660,030	1,677,839
Adjustments to reflect the effect of assumed conversion of the preferred shares from the date of issuance	11,229,401	11,229,401

Weighted-average shares used in computing pro forma net loss per ordinary share, basic and diluted	12,889,431	12,907,240

Pro forma net loss per ordinary share
Basic and diluted	$(0.14)	$—

NOTE 10 — SUBSEQUENT EVENTS

A.	In April 2004 the Company held an extraordinary general meeting of its shareholders and a Board of Directors meeting. At those meetings the following actions were approved:
a.	an amendment to the definition of the Qualified IPO to a pre-money equity valuation of $175 million;
b.	a change to the conversion rate of Series H preferred shares prior to the consummation of a Qualified IPO, as amended, to a 1:1.1 conversion rate. Upon the actual conversion of the preferred shares, the Company expects to incur a deduction in the net loss applicable to its ordinary shares; and

c.	a ten-for-one share split.

In addition, the Board of Directors approved an allotment of fully paid bonus shares, NIS 0.01 par value, to the Company’s shareholders such that the holder of each of the Company’s shares of any class of stock shall be issued 0.5 shares of NIS 0.01 par value of the same class of stock. The issuance of such shares was subject to shareholder approval.

B.	On March 31, 2004, the Company filed a lawsuit in the United States District Court for the Southern District of New York seeking a declaration that a patent held by defendant Network-1 Security Solutions, Inc. (“Network-1”) is not infringed and invalid. Network-1 had contacted the Company and several of its customers to notify the Company of the patent, which Network-1 alleges relates to technologies underlying

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — SUBSEQUENT EVENTS (continued)

the Institute of Electrical Electronics Engineers 802.3af industry standard. This notification was made under circumstances that formed a reasonable apprehension and belief that Network-1 intended to and would have sued the Company and its customers for alleged infringement of the patent, and accordingly the Company was permitted to seek a judicial declaration of its rights in this matter. The Company’s management anticipates that Network-1 will file counterclaims alleging that the Company infringes this patent. At this stage of the litigation the Group’s management and its legal counsel cannot estimate the outcome of the litigation with Network-1 and, therefore, no provisions have been included in the Group’s financial statements in respect of the foregoing claim.

C.	As described in A above on May 7, 2004, in connection with the issuance of the bonus shares, the shareholders approved an increase in the authorized share capital of the Company, and the above mentioned bonus shares were issued.

The accompanying notes are an integral part of these consolidated financial statements.

6,000,000 Ordinary Shares

PowerDsine Ltd.

PROSPECTUS

                                 , 2004

Sole Book-Runner
Citigroup

Deutsche Bank Securities

CIBC World Markets

Piper Jaffray

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Expenses of Issuance and Distribution

We estimate that the total expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

SEC registration fee	$491
Printing and engraving expenses	$ 300,000
Legal fees and expenses	$ 550,000
Accounting fees and expenses	$ 250,000
Taxes	$ 700,000
Nasdaq Listing Fees	$ 100,000
NASD fees	$ 12,500
Transfer agent fees	$ 3,500
Miscellaneous	$ 123,509

Total	$2,000,000

Item 6. Indemnification of Directors and Officers

Section 258 of the Companies Law, 5759 - 1999 (the “Companies Law”) prohibits a company from exculpating an officer or director from liability for the breach of his duty of loyalty. The company may exculpate an officer or director from liability for the breach of his duty of care, may insure his liability for a breach of the duty of loyalty and the duty of care, or indemnify him for such breach, but only in accordance with the following sections:

Section 259 of the Companies Law permits a company to provide in its articles of association that an officer or a director of the company may be exculpated, to the extent provided in the articles of association, from liability for the breach of his duty of care.

Section 260(a) of the Companies Law permits a company to provide in its articles of association that the company may indemnify an officer or a director in such capacity, for:

•	monetary liability incurred pursuant to a judgment, including a settlement or arbitration decision approved by a court, in an action brought by a third party;
•	reasonable legal expenses incurred in an action brought against the director or officer by or on behalf of the company or others; and
•	reasonable legal expenses incurred in defending criminal charges of which the director or officer was acquitted, or as a result of a criminal charge that does not require proving criminal intent of which the director or officer was convicted.

Section 260(b) of the Companies Law specifies that the indemnification provision in a company’s articles of association may be an obligation to indemnify in advance, provided it is limited to types of events the board of directors can foresee when providing the obligation and that it is limited to a sum the board of directors determines is reasonable in the circumstances, or a provision permitting the company to indemnify an officer or a director on an ad hoc basis after the fact.

Section 261 of the Companies Law permits a company to provide in its articles of association that the company may insure an officer or a director. This insurance may cover:

(1)	liability for breach of the duty of care;
(2)	liability for breach of the duty of loyalty, provided that the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; or
(3)	monetary liabilities imposed for the benefit of a third party as a result of an act or an omission committed in connection with his serving as an officer or director of the company.

All of these provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an officer or director nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the officer or director of the duty of loyalty, unless the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	an intentional or reckless breach by the officer or director of the duty of care;
•	any act of omission done with the intent to derive an illegal personal benefit; or
•	any fine levied against the director or officer.

Our articles of association allow us to indemnify, exculpate and insure our officers and directors to the fullest extent permitted by the Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders where a director is concerned. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor.

Our articles of association require a regular majority shareholder vote in order to alter our articles of association. Under Section 262(b) of the Companies Law, in a “public company” in which an officer or a director is a controlling shareholder, a shareholders resolution to include a provision in the articles of association regarding an exemption, indemnity or insurance shall require the approval of shareholders who do not have personal interests in the approval of the resolution, as required for an “extraordinary transaction,” in addition to the majority required for alteration of the articles of association.

Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers (up to an aggregate sum equal to 50% of the shareholders’ equity following this offering) for liabilities that are not covered by insurance and that are the following types of events:

(1)	the issuance of securities including, but not limited to, the offering of securities to the public according to a prospectus, a private offering, the issuance of bonus shares or any other manner of security offering;
(2)	a “Transaction” as defined according to Article 1 of the Companies Law, including the negotiation for, the signing and the performance of a transaction, transfer, sale, purchase or pledge of assets or liabilities (including securities), or the receiving of any right in any one of the above, receiving credit, granting securities and any action connected directly or indirectly with such a Transaction;
(3)	any filing or announcement required by the Companies Law and/or securities laws and/or according to rules and/or regulations adopted by any stock exchange on which our securities are traded;
(4)	any decision regarding a “distribution”, as defined in the Companies Law;
(5)	a change in our structure or a reorganization or any decision pertaining to these issues including, but not limited to, a merger, a de-merger, a settlement between us and our shareholders and/or creditors, a change in our capital, the establishment of subsidiaries and their liquidation or sale, an allotment or distribution;
(6)	an announcement, a statement, including a position taken, or an opinion made in good faith by an officer in the course of his duties and in conjunction with his duties, including during a meeting of our board of directors or one of the committees of the board of directors;
(7)	an action taken in contradiction to our Memorandum of Association or articles of association;
(8)	any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits (including allocation of securities to employees);
(9)	any action or decision relating to work safety and/or working conditions;

(10)	negotiation for, signing and performance of an insurance policy; and
(11)	any of the above events, pursuant to the officer’s position in an affiliated corporation or in a corporation controlled by us.

Indemnification of our directors is subject to shareholder approval.

Item 7. Recent Sales of Unregistered Securities.

During the three years ended December 31, 2003, we issued securities without registration under the Securities Act of 1933 as described below.

In October 2001, we entered into an agreement to sell an aggregate of 4,533,615 Series H Preferred Shares at a purchase price of $6.62 per share to a group of investors, principally Deutsche Bank AG London, and existing shareholders. In addition, we granted warrants to these investors to purchase an aggregate of 906,750 Series H Preferred Shares at an exercise price of $6.62 per share. These warrants expire immediately prior to the closing of this offering. This round of investment was consummated in three closings, in November 2001, January 2002 and July 2002. We believe that the securities issued in the transaction were exempt from registration under the Securities Act in reliance upon Section 4(2) or Regulation S of the Securities Act.

Two of our former employees exercised options to purchase an aggregate of 4,875 ordinary shares. We believe that the ordinary shares issued to our employees pursuant to option exercises were exempt from registration under the Securities Act in reliance upon Section 4(2), Regulation S or pursuant to Rule 701.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits
1.1	Form of Underwriting Agreement*
3.1	Memorandum of Association of Registrant, as amended (English translation)**
3.2	Certificate of Change of Name (English translation)**
3.3	Articles of Association of Registrant, as amended on July 15, 2003**
3.4	Articles of Association of Registrant, as amended on April 7, 2004††
3.5	Articles of Association of Registrant, as amended on May 7, 2004††
3.6	Form of Articles of Association of Registrant to become effective upon the closing of this offering**
4.1	Form of Share Certificate††
5.1	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (including consent)††
8.1	Opinion of Morrison & Foerster LLP (including consent)††
8.2	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (including consent)††
10.1	Amended and Restated Rights Agreement, by and among the Registrant and the parties named therein, dated October 31, 2001**
10.2	Custom IC Development Agreement between Motorola Inc. and the Registrant, dated February 21, 2003†**
10.3	Development and Production Agreement between Austria Mikro Systeme International AG and the Registrant, dated August 28, 2001†**
10.4	Section 102 Stock Option Plan**
10.5	2003 Israeli Share Option Plan**
10.6	Stock Option Plan (Incentive and Restricted Stock Options)**
10.7	Agreement among certain investment entities affiliated with General Atlantic Partners, LLC and the Registrant, dated May 12, 2004††
10.8	Employment Agreement between the Registrant and Igal Rotem to become effective upon the closing of the offering*

10.9	Employment Agreement between the Registrant and Ilan Atais to become effective upon the closing of the offering*
21.1	List of Subsidiaries of the Registrant**
23.1	Consent of Kesselman & Kesselman††
23.2	Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (included in Exhibits 5.1 and 8.2)††
24.1	Powers of Attorney (included in signature page to this Registration Statement)

*	To be filed by amendment.
**	Previously submitted to the Securities and Exchange Commission and being filed herewith.
†	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.
††	Filed herewith.

(b)   Financial Statement Schedules

Not Applicable

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total U.S. dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout any continuous offering. Financial statements and information otherwise required by Section 10(a) (3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a) (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements

The registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Exhibit Index

1.1	Form of Underwriting Agreement*
3.1	Memorandum of Association of Registrant, as amended (English translation)**
3.2	Certificate of Change of Name (English translation)**
3.3	Articles of Association of Registrant, as amended on July 15, 2003**
3.4	Articles of Association of Registrant, as amended on April 7, 2004††
3.5	Articles of Association of Registrant, as amended on May 7, 2004††
3.6	Form of Articles of Association of Registrant to become effective upon the closing of this offering**
4.1	Form of Share Certificate††
5.1	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (including consent)††
8.1	Opinion of Morrison & Foerster LLP (including consent)††
8.2	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (including consent)††
10.1	Amended and Restated Rights Agreement, by and among the Registrant and the parties named therein, dated October 31, 2001**
10.2	Custom IC Development Agreement between Motorola Inc. and the Registrant, dated February 21, 2003†**
10.3	Development and Production Agreement between Austria Mikro Systeme International AG and the Registrant, dated August 28, 2001†**
10.4	Section 102 Stock Option Plan**
10.5	2003 Israeli Share Option Plan**
10.6	Stock Option Plan (Incentive and Restricted Stock Option)**
10.7	Agreement among certain investment entities affiliated with General Atlantic Partners, LLC and the Registrant, dated May 12, 2004††
10.8	Employment Agreement between the Registrant and Igal Rotem to become effective upon the closing of the offering*
10.9	Employment Agreement between the Registrant and Ilan Atais to become effective upon the closing of the offering*
21.1	List of Subsidiaries of the Registrant**
23.1	Consent of Kesselman & Kesselman††
23.2	Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (included in Exhibits 5.1 and 8.2)††
24.1	Powers of Attorney (included in signature page to this Registration Statement)

*	To be filed by amendment.
**	Previously submitted to the Securities and Exchange Commission and being filed herewith.
†	Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.
††	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 21st day of May, 2004.

POWERDSINE LTD.
By:	/s/ Igal Rotem
___________________
Name:	Igal Rotem
Title:	Chief Executive Officer
and Director

POWER OF ATTORNEY

We, the undersigned officers and directors of PowerDsine Ltd., hereby severally constitute Igal Rotem or Gershon Katz our true and lawful attorneys with full power to them to sign for us and in our names in the capacities indicated below, any and all amendments and post-effective amendments, to this registration statement, and including any registration statements for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and generally do all such things in our name and on our behalf in such capacities to enable PowerDsine Ltd. to comply with the applicable provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission and we hereby ratify and confirm our signatures as they may be signed by our said attorneys to any and all such amendments.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons for PowerDsine in the capacities indicated, on the 21st day of May, 2004.

Signature	Title	Date
/s/ Igal Rotem

Igal Rotem	Chief Executive Officer and	May 21, 2004
Director

/s/ Ilan Atias

Ilan Atias	Chief Operating Officer and	May 21, 2004
President

/s/ Gershon Katz

Gershon Katz	Chief Financial Officer	May 21, 2004

/s/ Kenneth Levy

Kenneth Levy	Chairman of the Board and U.S.	May 21, 2004
Representative
/s/ R. William Burgess, Jr.

R. William Burgess, Jr.	Director	May 21, 2004

/s/ Glen I. A. Schwaber

Glen I. A. Schwaber	Director	May 21, 2004

/s/ Philip P. Trahanas

Philip P. Trahanas	Director	May 21, 2004

/s/ Michael Anghel

Michael Anghel	Director	May 21, 2004